As filed with the Securities and Exchange Commission on October 5, 2005.

Registration Statement No. 333-127905

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

StealthGas Inc.

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)

StealthGas Inc.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece
(011)(30)(210) 625 2849

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(800) 624-0909

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Stephen P. Farrell, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000 (telephone number) (212) 309-6001 (facsimile number)	Richard Sharp, Esq. James H. Ball, Jr., Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000 (telephone number) (212) 822-5209 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated October 5, 2005

StealthGas Inc.

7,700,000 Shares

Common Stock

We are offering 7,700,000 shares of our common stock. The underwriters have an option to purchase up to an additional 1,155,000 shares of common stock from us to cover over-allotments.

This is our initial public offering. Our common stock has been approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol "GASS." We currently anticipate the initial public offering price to be between $14.00 and $16.00 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price
Underwriting Discount
Proceeds to us (before expenses)

The underwriters expect to deliver the shares to purchasers on or about                         , 2005.

Cantor Fitzgerald & Co.

Morgan Keegan & Company, Inc.
Johnson Rice & Company L.L.C.
Hibernia Southcoast Capital

HARRISdirect

The date of this prospectus is                  , 2005

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 1,155,000 shares of our common stock to cover over-allotments, if any.

i

ENFORCEABILITY OF CIVIL LIABILITIES

StealthGas Inc. is a Marshall Islands company, and our executive offices are located outside of the United States in Athens, Greece. All but one of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

THE INTERNATIONAL GAS CARRIER MARKET

The discussions contained under the heading "The International Gas Carrier Market" have been reviewed by Fearnley Consultants A/S, or Fearnleys, which has confirmed to us that they accurately describe the international gas carrier market, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Fearnleys from its database. Fearnleys compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data Fearnleys collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

ii

PROSPECTUS SUMMARY

This section summarizes some of the key information and financial statements that appear later in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements and notes thereto that appear later. We use the term LPG generally to refer to liquefied petroleum gas products such as butane and propane, as well as petrochemical gases and ammonia. We also use the term cubic meters, or cbm, in describing the size of our LPG carriers, or LPGs. Capacity figures specified in cbm refer to the maximum volume of cargo that LPG carriers can carry. Unless otherwise indicated, all references to currency amounts in this prospectus are in United States dollars and all share numbers give effect to a 60,000-for-1 stock split effected August 26 , 2005.

Unless the context otherwise requires, when used in this prospectus, the terms "StealthGas," the "Company," "we," "our" and "us" refer to StealthGas Inc.

Our Company

We are a newly-formed Marshall Islands company, incorporated in December 2004. As a provider of international seaborne transportation services to LPG producers and users, we carry various petroleum and petrochemical gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. These products are transported in liquefied form in order to reduce their volume and to facilitate their handling. Transportation by sea represents a major element of gas transportation logistics. LPG products have a variety of both industrial and other uses, including transportation, fertilizer production, the manufacture of plastics, space heating, cooking, water heating and process heating. We serve industrial companies, as well as national and independent energy companies and energy traders such as Dow Chemical Company, Statoil ASA, Finaval SpA and Petredec Ltd.

LPG Products and Carriers

Liquid petroleum gases are produced as a byproduct of crude oil refining and natural gas production, and are primarily used as fuel for transportation, residential and commercial heating/cooking, and as a feedstock for the production of petrochemicals. Petrochemical gases are used in the production of a vast array of chemicals and new production technologies that allow plastic to displace metal, cotton, wood and other materials in an increasing number of end-user products. We believe transportation of petrochemical gases is a fast growing market, driven primarily by industrial and consumer demand for products derived from petrochemical gases such as plastics/polymers, synthetic-based products, textiles, chemicals and rubber. We believe that with expected increases in crude oil and natural gas production as well as the expanding use of liquid petroleum gases worldwide, seaborne trade volumes will increase significantly.

LPG products are divided into three categories:

•	Liquid petroleum gases consisting mainly of butane and propane, which accounted for 70% of the total volume of petroleum gas products transported by sea in 2004, are carried in fully-pressurized ships. These gases are used for cooking, as fuel for cars, as fuel in refineries, as chemical feedstock for industrial and power plant fuels and at gas utilities.

•	Petrochemical gases that are traded as butadiene, propylene and vinyl chloride monomer, or VCM, and ethylene, which are carried in semi-refrigerated ships, since they require refrigeration to minus 104° Celsius to be transported in liquefied form. These petrochemical gases are primarily used in the plastics manufacturing industry and represented approximately 12% of the volume of petroleum gas products transported by sea in 2004.

•	Ammonia, which is carried in fully-refrigerated ships, is mainly used in the fertilizer industry and as a feedstock in the petrochemical industry. Ammonia represented approximately 18% of the volume of petroleum gas products transported by sea in 2004.

LPG carriers are commonly referred to as ships which can transport liquid petroleum and petrochemical gases as well as ammonia. However, only a limited number of LPG carriers can transport ammonia and certain petrochemical gases such as ethylene and VCM, which have characteristics that require additional design features and/or equipment on the vessels.

There are three main types of LPG carriers classified based on method of liquefaction:

•	Fully-pressurized carriers, which liquefy their cargoes at ambient temperatures under high pressure of up to 17 bar (kg/cm2), are generally small vessels of under 8,000 cbm. The majority of these ships are less than 5,000 cbm.

•	Semi-refrigerated carriers, which liquefy their cargoes under a combination of pressure and refrigeration to temperatures down to minus 48° Celsius and pressure up to 9 bar (kg/cm2). Certain semi-refrigerated carriers with gas plants are able to cool cargoes further to minus 104° Celsius and are referred to as ethylene carriers. The majority of these ships are less than 20,000 cbm.

•	Fully-refrigerated carriers can liquefy their cargoes at or under their boiling temperatures down to approximately minus 48° Celsius at atmospheric pressure with onboard compressors. These ships are typically 22,000 cbm and larger and also carry clean petroleum products such as naphtha.

Our Fleet

Our fleet currently consists of nine LPG carriers. We intend to acquire nine additional LPG carriers for a total price of $109.9 million with a portion of the proceeds of this offering, together with additional indebtedness of $9.75 million under a new credit facility we intend to obtain. In addition, we have reached an agreement in principle, which has not yet been reduced to writing and executed, to acquire an additional LPG carrier, the Gas Sincerity, for $15.1 million. We intend to pay the purchase price of the Gas Sinceritywith $9.75 million of additional indebtedness under a new credit facility we intend to obtain, together with $5.35 million of cash from operations. We refer to these ten LPG carriers as our Identified Vessels. Following our acquisition of the Identified Vessels, our fleet of 19 vessels will have an average age of approximately 10.5 years, compared to an average age of 14.8 years for the global LPG carrier industry as of June 2005. The balance of the proceeds of this offering will be used for the acquisition of additional vessels, working capital and other general corporate purposes.

Assuming an initial public offering price of $15.00 per share and excluding the additional aggregate indebtedness of $19.5 million we intend to incur to fund a portion of the purchase prices for the Marathon and the Gas Sincerity and the $5.35 million of cash from operations we intend to use to fund the balance of the purchase price for the Gas Sincerity, following this offering and the acquisition of the Identified Vessels, debt will constitute 26.5% of our capitalization. We currently intend to acquire up to ten vessels in addition to the Identified Vessels by the middle of 2006 with additional indebtedness, cash from our operations and a portion of the balance of the proceeds of this offering. For a description of our existing credit facility and our plans with respect to the new credit facility we intend to obtain, see "Description of Indebtedness."

The following table summarizes certain information about the vessels in our combined fleet:

	Vessel Size (cbm)		Type of LPG Carrier	Delivery Date	Employment Status	Expiration of Charter
Initial Fleet
Gas Amazon	6,526		fully-pressurized	May 2005	time charter	May 2006
Gas Emperor	5,013		fully-pressurized	February 2005	time charter	February 2006
Birgit Kosan	5,012		fully-pressurized	April 2005	bareboat	April 2007
Gas Courchevel	4,109		semi-refrigerated	November 2004	time charter	December 2005
Gas Shanghai	3,526		fully-pressurized	December 2004	time charter	February 2006
Gas Prophet	3,556		fully-pressurized	October 2004	time charter	January 2006
Gas Arctic*	3,434		semi-refrigerated	April 2005	bareboat	April 2009
Gas Ice*	3,434		semi-refrigerated	April 2005	bareboat	April 2008
Gas Tiny	1,320		semi-refrigerated	October 2004	time charter	November 2006
Subtotal	35,930	cbm
Identified Vessels
Gas Cathar	7,517		fully-pressurized	**	time charter	February 2006
Gas Chios	6,562		fully-pressurized	**	time charter	February 2006
Marathon	6,550		fully-pressurized	**	bareboat	October 2007
Sweet Dream	5,018		fully-pressurized	**	bareboat	December 2005
Gas Sincerity#	4,100		fully-pressurized	**	time charter	July 2006
Gas Eternity	3,500		fully-pressurized	***	spot	—
Gas Legacy	3,500		fully-pressurized	**	spot	—
Gas Crystal	3,211		semi-refrigerated	**	spot	—
Gas Prodigy	3,014		fully-pressurized	**	time charter	March 2006
Gas Oracle	3,014		fully-pressurized	**	time charter	May 2006
Subtotal	45,986	cbm
TOTAL	81,916	cbm

*	These vessels are iceclass ships. Iceclass ships are capable of stable operations in extreme conditions and have ice-pushing capabilities.

**	We currently anticipate taking delivery of these vessels by the end of November 2005.

***	We currently anticipate taking delivery of this vessel by February 2006.

#	We have reached an agreement in principle, which has not yet been reduced to writing and executed, to acquire this vessel after completion of this offering.

We have entered into agreements with the Vafias Group pursuant to which we will pay $109.9 million to acquire the Identified Vessels, other than the Gas Sincerity, from the Vafias Group. In addition, we have reached an agreement in principle, which has not yet been reduced to writing and executed, to acquire the Gas Sincerity from its current owner, which is not affiliated with us or the Vafias Group, for $15.1 million. The aggregate purchase price of $109.9 million for the vessels we are acquiring from the Vafias Group represents the fair market value of those vessels at the time we agreed to acquire them. We will acquire the Gas Prodigy, the Gas Oracle, the Sweet Dream, the Gas Chios and the Gas Cathar through the acquisition of the capital stock of their owners, which are Vafias Group affiliates. The owners' current bank debt will be repaid. We expect the deliveries of the Identified Vessels to occur between the closing of this offering and the end of November 2005, other than with respect to the Gas Eternity, which we expect will be delivered by February 2006. The delivery of each of the Identified Vessels is subject to customary conditions.

All of the vessels in our initial fleet will be on period charters during the remainder of 2005, other than the Gas Courchevel, the charter for which expires in December 2005. In the future, we intend to deploy our vessels under period charters, including time and bareboat charters, which can last up to several years, and spot market charters (mainly through voyage charters and short term time charters), which generally last from one to six months, as market conditions warrant. As a result, during the time our LPG carriers are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improved charter rates as we could if our LPG carriers were employed only on spot charters. Period charters provide predictable and stable cash flows while spot charters may generate increased profit margins during periods of improvement in LPG charter rates.

Our Fleet Manager

All of our vessels will be managed by Stealth Maritime S.A., or Stealth Maritime, a company controlled by the Vafias Group, which in turn is controlled by the Vafias family. Stealth Maritime will be responsible for all aspects of our administration as well as the chartering and operation of our fleet. Stealth Maritime currently subcontracts the technical management of our vessels to either V.Ships (Cyprus) or Tesma (Singapore). Following this offering, Stealth Maritime will also subcontract the technical management of certain of the Identified Vessels to Hanseatic Shipping Co., Ltd. None of these ship management companies are affiliated with us or with Stealth Maritime. These technical managers, which Stealth Maritime supervises, are responsible for the day-to-day activities of our fleet including the operation, crewing, maintenance and repair of our ships; they also must ensure that our fleet's operations comply with environmental and other regulatory requirements. Stealth Maritime will compensate these technical managers from the management fees we pay it.

We have a management agreement with Stealth Maritime with an initial term of five years, under which Stealth Maritime will be responsible for our internal administration and the commercial and technical management of our fleet. Under the agreement, we will pay Stealth Maritime a management fee of $390 per day (based on an exchange rate of 1.00:US$1.25) per vessel operating under a voyage or time charter (and $125 per vessel per day for any vessel on bareboat charter) in advance on a monthly basis, pro rated for the calendar days we own the vessels. We pay a fee of $125 (based on an exchange rate of 1.00:US$1.25) per vessel per day for each of our vessels operating on bareboat charter. The management fee will be adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the previous calendar quarter. We will also be obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. We will reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer and Chief Financial Officer. In 2005, such compensation is expected to be in an aggregate amount of €520,000 (US$629,096, based on the exchange rate of €1.00:US$1.2098 in effect on June 30, 2005) on an annualized basis.

Our Corporate History

The Gas Prophet, Gas Tiny, Gas Courchevel and Gas Shanghai were acquired by the Vafias Group. In addition, the Vafias Group entered into memoranda of agreement to acquire the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Emperor and the Gas Amazon, and paid the sellers of the Gas Artic and the Gas Ice a total of $1.9 million in deposits. We financed the $50.4 million balance of the purchase prices of the Gas Arctic and the Gas Ice and of the Birgit Kosan, Gas Emperor and Gas Amazon with borrowings under the loan agreement with Fortis Bank (Nederland) N.V, or Fortis Bank, and additional capital from our sole stockholder. The Vafias Group contributed to us, in exchange for nominal consideration, the capital stock of the companies whose subsidiaries own these nine vessels, although, as described above, we financed an aggregate of $50.4 million of the purchase price of certain of those vessels.

Since our initial fleet has been fully leveraged, we determined to return $10.0 million of the original capital contributions we received. Accordingly, on July 4, 2005, we declared a dividend to our existing stockholder of $10.0 million which was paid on July 13, 2005 from cash on hand.

Our sole stockholder, Flawless Management Inc., is a company entirely owned by our chief executive officer, or CEO, Harry Vafias, who is a member of the Vafias family. After this offering, Flawless Management Inc. will own approximately 43.8% of our outstanding common stock. The Vafias Group has been active in shipping for over 30 years. During 2004, the Vafias Group operated a fleet of 30 vessels, making it one of the ten largest ship management companies in Greece. The Vafias Group formed Stealth Maritime in 1999 which, as our fleet manager, will be responsible for all aspects of our administration and operations.

We maintain our principal executive offices at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. Our telephone number at that address is (011) (30) (210) 625 2849.

Our Distinguishing Factors

We believe that we possess a number of distinguishing factors that position us well in the LPG carrier market:

•	Increased Market Share Through Acquisition of Identified Vessels. We believe our fleet of nine LPG carriers, together with the ten Identified Vessels, will give us one of the industry's larger fleets of 3,000-7,999 cbm LPG carriers. We believe that our combined fleet will represent approximately 6.1% of the industry's 3,000-7,999 cbm LPG carriers, which generally operate under shorter trade routes than larger LPG carriers, as of June 2005.

•	Leveraging Relationship with Vafias Group. We are affiliated with the Vafias Group, which in turn is controlled by the Vafias family of which Harry Vafias, our CEO, age 27, is a member. The Vafias Group has been active in shipping since 1974. It has more than 30 years of experience in the operation of dry cargo vessels, bulk carriers and oil tankers. During 2004, the Vafias Group operated a fleet of 30 vessels, making it one of the ten largest ship management companies in Greece.

•	Experienced Management Team and Operational Expertise. Through its relationship with the Vafias Group, our fleet manager, Stealth Maritime, has assembled a management team of executives and key employees with decades of experience in all aspects of vessel chartering, administration and operations. We believe that the shipping experience of these managers will position us to become a leading market player.

•	Efficient and Dependable Vessel Operations. We believe that the Vafias Group is an efficient and dependable vessel manager that maintains high standards of operation, vessel technical condition, safety and environmental protection. We believe that by relying on the experience of the Vafias Group, our fleet manager, Stealth Maritime, will be able to contain our operating costs both by making available to us the operating efficiencies and economies of scale enjoyed by the Vafias Group and by using the Vafias Group's shipping experience in supervising the operations of the technical managers it employs for our fleet.

•	Strong Customer Relationships. The Vafias Group, with its lengthy experience in shipping, has developed strong relationships with national, major and independent oil companies, energy traders and industrial companies such as Royal Dutch/Shell Group, British Petroleum, Dow Chemical Company, Statoil ASA, Vitol S.A., Glencore International AG, Finaval SpA and Petredec Ltd., as well as other companies which are among the principal charterers of LPG carriers. We believe our relationship with the Vafias Group will afford us access to these charterers for our vessels.

Our Business Strategy

We will seek to expand our fleet and provide reliable seaborne transportation at a competitive cost, in order to achieve our business objectives and to increase stockholder value by:

•	Becoming an Industry Leader. The LPG sector is smaller than other shipping sectors. As of June 2005, the worldwide fleet of LPG carriers had only 934 ships with the larger fleets in the sector having approximately 20 to 25 vessels, and the largest fleet consisting of 47 vessels. We believe the relatively small number of LPG carriers in the world fleet coupled with the increasing demand for LPG products will support the growth of our fleet through acquisitions of second hand vessels and newbuildings. After acquisition of the Identified Vessels, our fleet will consist of 19 LPG carriers. We intend to continue to grow our fleet. Specifically, we currently intend to acquire up to 10 vessels in addition to the Identified Vessels by the middle of 2006 with additional indebtedness, cash from our operations and a portion of the balance of the proceeds of this offering. As a result, we believe we will own among the larger LPG carrier fleets by number of ships and will have a significant presence in the LPG charter market as currently composed.

•	Strategically Expanding the Size and Profile of our Fleet. We intend to grow and diversify our LPG fleet into all sizes of LPG carriers, including small LPG carriers (up to 8,000 cbm), midsize LPG carriers (up to 50,000 cbm), large LPG carriers (up to 70,000 cbm) and very large LPG carriers (70,000 cbm and over). We anticipate that our fleet will consist of fully-pressurized, semi-refrigerated and fully-refrigerated LPG carriers, which will give us the capability and flexibility of carrying all LPG products. Our vessels will be able to trade in a multitude of trade routes, including the Far East, the Mediterranean, Northern Europe and South America, as well as in other regions which are evidencing an increasing demand for LPG products. We intend to continue to monitor developments in demand and to assess when additional vessel acquisitions would, in our view, be warranted.

•	Focusing on LPG Carriers. We intend to focus on LPG carriers since we believe that this sector of shipping offers us achievable opportunities for growth. With the growth in world energy requirements, there has been an increasing demand for LPG products for industrial and other uses. Unlike liquefied natural gas, or LNG, LPG products are easily deliverable, and their distribution does not depend upon a developed infrastructure for delivery. This facilitates use of LPG products in both industrialized and developing regions, which we believe should lead to increased demand for these products, thereby providing additional opportunities for growth of our business.

•	Capitalizing on Increasing Seaborne LPG Trade. By expanding and diversifying our fleet of LPG carriers, we intend to position ourselves to capitalize on the increased demand for LPG products in developing regions, such as in China, Southeast Asia, and South America, as well as in developed areas such as Japan, North America, Northern Europe and the Mediterranean. In addition, we believe the growth of the chemical industries in China and India are leading to increased demand for LPG products. As a byproduct of LNG, the supply of LPG has increased with the continuing growth in demand for LNG as a clean and efficient energy source. The growing production of LNG will drive an increasing supply of LPG. We believe the availability of LPG will increase demand for LPG shipping and transportation and should continue to provide us with opportunities for the future growth of our business. We intend to capitalize on both the increased demand and supply of LPG.

•	Operating a Modern, High Quality Fleet. We intend to maintain a relatively young fleet with an average fleet age of between 10 to 15 years. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable charters. We intend to limit our acquisition of vessels to those that meet rigorous industry standards and that are capable of meeting the stringent certification requirements of major oil companies. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

•	Executing our Chartering Strategy. In the current favorable charter market, we are mainly focusing on short to medium term period charters, including time and bareboat charters, which can last up to several years. As the charter market changes, we may adapt our chartering strategy to include spot market charters and contracts of affreightment.

•	Maintaining Scalable Infrastructure. We believe that we and Stealth Maritime, our fleet manager, have assembled an experienced management team capable of administering a fleet of up to 20 vessels with relatively limited need for increased personnel. As our fleet grows, we will assess what additional resources, if any, may be required while still focusing on containing overhead and administrative costs. In the current LPG carrier market we believe that Stealth Maritime's subcontracting the technical management of our vessels is more efficient and cost effective than an attempt by Stealth Maritime to develop its own technical management staff, which would result in increased management fees for us.

Our Dividend Policy

Our policy is to declare and pay quarterly dividends to stockholders from our net profits each January, April, July and October, beginning January 2006, in amounts the Board of Directors determines are appropriate. However, we may have to make provisions for vessel acquisitions and other obligations that would reduce or eliminate the cash available for distribution as dividends. While we cannot assure you that we will do so, and subject to the limitations set forth below, we expect to declare and pay a dividend of $0.1875 per share in January 2006. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share dividend we intend to declare and pay in January 2006.

The declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet expansion, restrictions in our loan agreements, including the loan agreement with Fortis Bank, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flows of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the LPG carrier charter market, our earnings would be adversely affected, thus also limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of the dividend. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus.

The Offering

Common stock offered by us	7,700,000 shares

Underwriters' over-allotment option	1,155,000 shares

Common stock to be outstanding immediately after this offering(1)	13,700,000 shares

Use of proceeds	We estimate that the net proceeds of this offering will be $106.82 million based on an assumed initial public offering price of $15.00 per share and after deducting the underwriting discount and the estimated expenses related to this offering. We intend to use $100.15 million of the net proceeds of this offering, together with additional indebtedness of $9.75 million under a new credit facility we intend to obtain, to acquire the Identified Vessels, other than the Gas Sincerity. The balance of the net proceeds of this offering will be used for working capital and other corporate purposes, including acquisitions of other vessels that we have not yet identified. See "Use of Proceeds."

Nasdaq National Market listing	Our common stock has been approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol "GASS."

(1)	Assumes that our underwriters do not exercise their over-allotment option and does not include 715,000 shares of common stock reserved for issuance under our equity compensation plan.

Risk Factors

Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 14.

Summary Consolidated Financial and Other Data

The following table sets forth our summary consolidated financial data and other operating data. Our fleet consisted of four LPG carriers at December 31, 2004, five LPG carriers at March 31, 2005 and nine LPG carriers at June 30, 2005. We will be reporting on a calendar year basis. The summary consolidated income statement data, the summary consolidated balance sheet data and the other financial data are derived from our audited consolidated financial statements for the period from October 12, 2004 through December 31, 2004, from our financial records for three-month period ended March 31, 2005 and from our unaudited consolidated financial statements for the six-month period ended June 30, 2005. The fleet data and average daily results for the periods indicated are derived from our records. Our unaudited consolidated financial statements include all adjustments, which include only normal and recurring adjustments, which in the opinion of our management are necessary to present fairly the data included therein. The results of operations for the three-month period ended March 31, 2005 and the six-month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year. Share data give effect to a 60,000-for-1 stock split effected August 26, 2005. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis upon which our consolidated financial statements are presented. The data below should be read in conjunction with our consolidated financial statements, related notes and other financial information included herein. In accordance with the standard shipping industry practice, the Vafias Group did not obtain from the sellers historical financial or operating data for the vessels that it acquired and subsequently contributed or sold to us, as that data was not material to the decision to purchase the vessels. Accordingly, we have not included any historical financial or operating data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion in "Management's Discussion of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels Before their Acquisition".

	Period from October 12, 2004 through December 31, 2004	Three-month period ended March 31, 2005	Six-month period ended June 30, 2005
INCOME STATEMENT DATA
Revenues:
Voyage revenues	$1,455,551	$3,531,313	$9,592,605
Operating expenses:
Voyage expenses	337,180	171,182	383,450
Vessel operating expenses	564,184	1,106,559	2,435,771
Management fees	81,120	163,020	388,615
General and administrative expenses	35,100	105,300	234,280
Depreciation	174,086	419,021	1,334,219
Total expenses	1,191,670	1,965,082	4,776,335
Income from operations	263,881	1,566,231	4,816,270
Interest and finance costs, net	—	(34,095)	(562,157)
Loss on derivative	—	—	(389,300)
Interest income	46	23,058	189,233
Foreign exchange loss	(4,252)	(5,587)	(4,547)
Other expenses, net	(4,206)	(16,624)	(766,771)
Net income	$259,675	$1,549,607	$4,049,499
Earnings per share, basic and diluted	0.04	0.26	0.67
Weighted average numbers of shares outstanding	6,000,000	6,000,000	6,000,000

	Period from October 12, 2004 through December 31, 2004	Three-month period ended March 31, 2005	Six-month period ended June 30, 2005

BALANCE SHEET DATA (at period end)
Current assets, including cash	$1,220,603	$31,846,753	$21,630,301
Total assets	32,511,067	76,596,111	102,621,779
Current liabilities	1,172,936	6,859,003	8,029,277
Loss on derivative	—	—	389,300
Total long-term debt, including current portion	—	23,123,798	44,992,500
Total stockholders' equity	31,338,131	46,613,310	49,210,702
OTHER FINANCIAL DATA
Net cash provided by (used in) operating activities	$421,194	$1,200,880	$8,215,480
Net cash provided by (used in) investing activities	(31,464,550)	(13,715,915)	(50,883,975)
Net cash provided by (used in) financing activities	31,043,356	42,201,072	63,885,572
EBITDA(1)	433,715	1,979,665	5,756,642
FLEET DATA
Average number of vessels(2)	2.3	4.6	6.4
Total voyage days for fleet(3)	208	418	1,167
Total time charter days for fleet(4)	96	412	1,158
Total spot market days for fleet(5)	112	6	9
Total calendar days for fleet(6)	208	418	1,167
Fleet utilization(7)	100%	100%	100%
AVERAGE DAILY RESULTS
Time charter equivalent(8)	$5,377	$8,039	$7,891
Vessel operating expenses(9)	2,712	2,647	2,087
General and administrative expenses	169	252	201
Management fees	390	390	333
Total vessel operating expenses(10)	3,271	3,289	2,621

(1)	EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by (used in) operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Period from October 12, 2004 through December 31, 2004	Three-month period ended March 31, 2005	Six-month period ended June 30, 2005

Net Cash Provided By (Used in) Operating Activities	$421,194	$1,200,880	$8,215,480
Net increase in current assets, excluding cash	1,220,603	940,113	(807,379)
Net (increase) in current liabilities, excluding current portion of long-term debt	(1,172,936)	(74,865)	(1,429,341)
Non-cash general and administrative expenses	(35,100)	(97,500)	(195,000)
Interest income	(46)	(23,058)	(189,233)
Interest and finance costs, net	—	34,095	562,157
Amortization of financing fees	—	—	(10,742)
Loss on derivative	—	—	(389,300)
EBITDA	$433,715	$1,979,665	$5,756,642

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(3)	In the future, our total voyage days for fleet will reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

(4)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

(5)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(6)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(7)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(9)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

RISK FACTORS

You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. Any of the contingencies described in the prospectus could significantly and adversely affect our business, financial condition or operating results and the trading price of our stock. You could lose all or part of your investment.

Industry Specific Risks

The cyclical nature of the demand for LPG product transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position

The international LPG carrier market is cyclical with attendant volatility in profitability, charter rates and vessel values. Recent fluctuations attest to the volatility in the gas carrier market. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable.

The degree of charter rate volatility among different types of gas carriers has varied widely. To the extent we have vessels in the spot market, we are exposed to changes in spot rates for gas carriers and such changes can affect our earnings and the value of our gas carriers at any given time. There is no assurance that as our period charters expire that they will be extended or renewed on favorable terms.

In addition, when LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the LPG shipping supply, satisfying demand sooner and potentially suppressing charter rates. Any of the foregoing factors could have an adverse effect on our revenues, profitability and financial position.

Charter rates for LPG carriers over the preceding twelve months have reached high levels and future demand for LPG carriers and charter rates will depend on continued economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet's ability to match it

We believe that the future demand for LPG carriers and the charter rate levels for LPG carriers will depend upon continued economic growth in the world's economy, particularly in the economies of China, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on world economic growth and thus on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	global and regional economic conditions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means; and

•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

Any material increase in the supply of LPG carrier capacity without a corresponding growth in LPG carrier demand could have a material adverse effect on the employment of our LPG fleet and on prevailing charter rates and could accordingly adversely affect our business, financial condition and operating results.

Various economic factors could materially adversely affect our business, financial position and results of operations, as well as our future prospects

Some LPG products we carry are used in cyclical businesses such as the manufacturing of plastics and in the chemical industry and, accordingly, a slackening of demand in those industries could adversely affect the LPG carrier industry. Moreover, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world's fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that these countries' economies will not experience a slowdown or recession in the future. Moreover, any slowdown in the economies of the United States or the European Union may adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by an economic downturn in any of these countries or regions.

If the demand for LPG products and LPG shipping does not continue to grow, our business, results of operations and financial condition could be adversely affected

Our growth depends on continued growth in world and regional demand for LPG products and LPG shipping, all of which could be adversely affected by a number of factors, such as:

•	increases in the cost of petroleum and LNG from which LPG is derived;

•	increases in the production and demand for industrial and residential area petroleum gas in areas linked by pipelines to consuming areas, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets;

•	decreases in the consumption of LPG or LNG due to increases in its price relative to other energy sources or other factors making consumption of LPG or LNG less attractive;

•	availability of new, alternative energy sources;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry; and

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption.

Reduced demand for LPG products and LPG shipping would have a material adverse effect on our future growth and would harm our business, results of operations and financial condition.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter-to-quarter. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended

December 31 and March 31, and conversely, our revenues may be weaker during the fiscal quarters ended June 30 and September 30. This seasonality could materially affect our operating results and cash available for distribution to our stockholders as dividends in the future.

Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or LNG

As of the current period, there has been a strong supply for and an increase in the construction of plants and projects involving LNG, of which LPG is a byproduct. If the supply of LNG decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels. A significant reduction in the supply of LPG would ultimately have a material adverse impact on our revenues, operations and future growth.

Because the market value of our vessels are currently at high levels and may fluctuate significantly, we may incur losses when we sell our vessels, which may adversely affect our earnings and possibly lead to defaults under our loan agreements

The market value of our vessels, which are currently at high levels, may fluctuate depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for newbuildings;

•	governmental and other regulations;

•	demand for LPG products;

•	prevailing level of LPG charter rates; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be less than the vessel's carrying value on our financial statements, resulting in a loss and reduction in earnings. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because those laws and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact they may have on the resale prices or useful lives of our vessels. Additional rules and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. These permits, licenses and certificates may be issued or renewed with terms that could materially and adversely affect our operations.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants from an LPG carrier.

OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. Our gas carriers will not be carrying oil in bulk as cargo, and will therefore not be subject to oil spill liability under the provisions of OPA 90 (except in the case of a discharge of fuel oil or bunkers). Gas carriers, however, are considered "vessels" for purposes of OPA financial responsibility requirements. Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. See "Environmental and Other Regulation."

The International Maritime Organization (the "IMO"), which is an agency of the United Nations, has adopted final regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage, garbage, and air emissions. In complying with OPA 90 and the IMO regulations and other regulations that may be adopted, including regulations governing the safety, construction, equipment, operation and liability of gas carriers, shipowners and operators may be required to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency plans for potential spills, and in obtaining insurance coverage.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention ("ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. Because these certifications are critical to our business, we place a high priority on maintaining them. For this reason, we believe it is highly unlikely that such certifications could be discontinued. However, there can be no assurance that such certifications will be maintained indefinitely.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1.0 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small amount of bunkers our vessels carry, we believe that a spill of oil from the vessels should not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

Our vessels are subject to periodic inspections by a classification society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Bureau Veritas, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping, Det Norske Veritas and RINA SpA.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of covenants in our loan agreements and insurance contracts or other financing arrangements. This would adversely impact our operations and revenues.

Maritime claimants could arrest our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by the Vafias Group.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would adversely impact our operations and revenues, thereby resulting in loss of revenues.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	marine accident or disaster;

•	piracy;

•	explosions;

•	environmental accidents;

•	pollution;

•	loss of life;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.

Our vessels may suffer damage and we may face unexpected drydocking and repair costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a shipyard facility. The costs of drydocking and repairs are unpredictable and can be substantial. We may have to pay drydocking and repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

Our operations outside the United States expose us to global risks, such as terrorism, that may interfere with the operation of our vessels

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, including the recent conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Terrorist attacks, or the perception that LPG or LNG facilities and LPG or LNG carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG and LNG to the United States and to other countries. Concern that LPG and LNG facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or LNG facilities currently in operation.

Company-Specific Risks

Because we are a start-up company with a limited operating history, our limited historical financial and operating data may not be a reliable indicator of our prospects and future performance and may not be sufficient to evaluate our business plan

We are a start-up company incorporated in December 2004 with a limited operating history. The consolidated financial statements included in this prospectus reflect the historical business activities of our vessel-owning companies both before and after their acquisition by us. Our consolidated financial statements have been presented as if the vessel-owning companies were our consolidated subsidiaries as of the dates indicated in our consolidated financial statements and using the combined historical carrying costs of the assets and the liabilities of such vessel-owning companies. Our consolidated financial statements cover only the period from October 12, 2004 to December 31, 2004 and the six-month period ended June 30, 2005. Accordingly, we have only a limited operating history upon which you can evaluate our prospects and future performance. These periods covered by our consolidated financial statements may be too short to determine whether our business will succeed. Our prospects may be adversely affected by the risks, expenses and difficulties frequently encountered in the operation of a new business in an evolving and competitive industry.

Dependence on our relationship with the Vafias Group and Stealth Maritime

We are a newly formed company and currently plan not to have any salaried employees, although we intend to reimburse our fleet manager, Stealth Maritime, for the salaries of our CEO and CFO. We are accordingly dependent upon our fleet manager, Stealth Maritime, for the administration, chartering and operations supervision of our fleet. Stealth Maritime is a privately-owned company controlled by the Vafias Group and about which there is little public information. We will depend on our relationship with the Vafias Group for:

•	our recognition and acceptance in the LPG carrier sector, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Stealth Maritime's services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you will have no recourse against Stealth Maritime. In addition, we cannot assure you that we will be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager.

We depend on third party managers to manage our fleet

Stealth Maritime will subcontract the technical management of our fleet, including crewing, operation, maintenance and repair, to third party managers. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. In addition, we cannot assure you that we will be able to find replacement technical managers on terms as favorable as those currently in place. Further, we expect that we will need to seek approval from our lenders to change these third party managers.

We may enter into certain significant transactions with companies affiliated with the Vafias Group which may result in conflicts of interests

In addition to our management contract with Stealth Maritime, a company controlled by the Vafias Group and the Vafias family, of which our CEO is a member, we may enter into other transactions with companies affiliated with the Vafias Group. Such transactions could create conflicts of interest that could adversely affect our business or your interests as stockholders of our common stock, as well as our financial position and results of operations, as well as our future prospects.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us

Our directors and officers each have a history of involvement in the shipping industry and may in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.

Stealth Maritime and companies affiliated with Stealth Maritime may acquire vessels that compete with our fleet

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime, its principals or any of their controlled affiliates may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime could retain and manage the vessel. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In addition, in the future, we may also consider diversifying into wet, dry or other gas shipping sectors. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.

As our current charters expire, new charters at attractive rates may not be available which would have an adverse impact on our revenues and financial condition

Charter rates for LPG carriers are currently at their highest levels in recent years. In 2005 and into 2006, we expect to derive the greater part of our revenues from period charters, including time and bareboat charters. When these current charters expire, it may not be possible to re-charter these vessels at similar rates and as a result, we may have to accept lesser rates or experience off-hire time for our vessels, which may adversely impact our revenues and financial condition.

We are dependent on the ability of our charterers to honor their commitments to us for all our revenues

We derive all our revenues from the payment of hire by charterers. If our charterers encounter financial difficulties and cannot pay us, or otherwise refuse to pay us, our recourse against them may be limited or may not be able to be undertaken in a timely fashion. Non-payment by charterers would have a material adverse effect on our revenues.

As our fleet grows in size, we will need to improve our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our business and results of operations may be adversely affected

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our technical managers to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot assure you that Stealth Maritime and those technical managers will be able to continue to hire suitable employees as we expand our fleet. Our LPG carriers require a technically skilled staff with specialized training. If the technical managers' crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation may be adversely affected.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

In our limited operating history we have derived a significant part of our revenue from a small number of charterers. For the six-month period ended June 30, 2005, approximately 80% of our revenue was derived from three charterers. We anticipate continuing to service these customers as well as additional customers which will represent significant amounts of our revenue after our acquisition of the Identified Vessels. If we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share

The acquisition of additional vessels may impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel.

We intend to continue to grow our fleet. Our business strategy to become an industry leader is based on eventually acquiring a larger fleet. Specifically, we currently intend to acquire up to ten vessels in addition to the Identified Vessels by the middle of 2006 with additional indebtedness, cash from our operations and a portion of the balance of the proceeds of this offering. We may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and completing acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	expanding our customer base;

•	managing our expansion; and

•	obtaining required financing.

Growing our business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans and business strategy to become an industry leader or that we will not incur significant expenses and losses in connection therewith.

We may be unable to attract and retain key management personnel and other employees in the LPG carrier industry, which may negatively affect the effectiveness of our management and our results of operation

Our success depends to a significant extent upon the abilities and efforts of our management team, including our CEO, Harry Vafias, and our Chief Financial Officer, Andrew Simmons. In addition, Harry Vafias is a member of the Vafias family, which controls the Vafias Group, which in turn controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime's ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our CEO or Chief Financial Officer, who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship with each of our CEO and Chief Financial Officer is governed by terms substantially similar to those typically included in employment agreements. We do not intend to maintain "key man" life insurance on any of our officers.

Our CEO has limited experience running a public company

While our CEO, Harry Vafias, age 27, has been actively involved in the management and operation of vessels for several years as an employee of the Vafias Group, he has not had prior experience as a CEO of a public company. Mr. Vafias will have to rely on the experience of the Vafias Group for the management of our vessels, as well as the advice and oversight of the Board of Directors, in his role as our CEO.

No assurance of dividends

We intend to declare and pay dividends to stockholders quarterly in amounts our Board of Directors determines are appropriate, commencing with a dividend of $0.1875 per share in January 2006. However, we could incur expenses, obligations or liabilities that would reduce or eliminate the cash we have available for distribution as dividends. Our loan agreements, including the loan agreement with Fortis Bank, or other financing arrangements, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share dividend we intend to declare and pay in January 2006.

If we are not successful in acquiring the Identified Vessels, any unused net proceeds from this offering may be used for other corporate purposes or held pending investment in other vessels. Identifying and acquiring other vessels may take a significant amount of time. The result may be that proceeds of this offering are not invested in new vessels, or are so invested but only after some delay. In either case, we will not be able to earn charterhire consistent with our current anticipations, and our profitability and our ability to pay dividends will be affected.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus.

A significant increase in our debt levels may adversely affect us and our cash flows

We only recently began to incur debt and as we incur additional debt to acquire more vessels, including the new credit facilities we intend to obtain to help finance our acquisition of the Marathon and the Gas Sincerity, and additional indebtedness we anticipate incurring in connection with our intended acquisition by the middle of 2006 of up to ten vessels which we have yet to identify, the need to service the indebtedness will impact our profitability and cash available for growth of our fleet, working capital and dividends. Additionally, an increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond the Identified Vessels, including our intended acquisition of up to ten vessels by the middle of 2006 which we have yet to identify, we expect to incur additional secured debt. We will have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments will limit funds otherwise available for working capital, capital expenditures, dividends and other purposes. The need to service our debt may limit our funds available for other purposes, including distributing cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG product transportation drops significantly and charter rates and vessel values are adversely affected.

Our loan agreements or other financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities

Our loan agreement imposes, and our future financing arrangements may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

The Fortis Bank loan agreement requires us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

•	maintain an aggregate minimum cash balance with Fortis Bank of at least $3.0 million;

•	ensure that our ratio of our total liabilities less total stockholders' equity to total assets does not exceed 0.80 to 1.0 at any time; and

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan of at least 1.25 to 1.

As of June 30, 2005, our cash balance with Fortis Bank was $7.35 million; our ratio of our total liabilities less total stockholders' equity to total assets was 0.041 and our ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan was 2.26.

As a result of the restrictions in our loan agreement, or similar restrictions in our future financing arangements with respect to the Marathonand the Gas Sincerityand our intended acquisition of up to ten vessels by the middle of 2006 which we have yet to identify, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest.

A failure by us to meet our payment and other obligations could lead to defaults under our secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy, including our intended acquisition of up to ten vessels by the middle of 2006 which we have yet to identify.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

We generate all of our revenues in United States dollars and a portion, depending on the trade routes, of our vessels' expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value can increase, decreasing our net income. For example, in the year ended December 31, 2004, the value of the United States dollar declined by 7.5% as compared to the Euro. We have not hedged these risks. Our operating results could suffer as a result.

In the highly competitive international LPG carrier market, we may not be able to compete for charters with new entrants or established companies with greater resources

We deploy our vessels in a highly competitive market that is capital intensive. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we do. Competition for the transportation of LPG can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer more competitive prices and fleets.

We principally operate in one segment of the shipping industry, the seaborne transport of LPG, and our lack of a diversified business could adversely affect us

Unlike many other shipping companies, which may carry drybulk, crude oil and oil products, we currently depend primarily on the transport of LPG. Substantially all of our revenue is derived from a single source—the seaborne transport of LPG—and our lack of a diversified business model could adversely affect us if the LPG seaborne transport business fails to perform to our expectations.

If we expand into dry, wet or other gas shipping sectors, we may not be able to successfully execute such expansion plans, which could have an adverse effect on our business, results of operation and financial condition

In the future, we may expand into dry, wet or other gas shipping sectors if opportunities arise. We have limited experience in these sectors and an inability to successfully execute such expansion plans could:

•	be costly;

•	distract us from our LPG carrier business; and

•	divert management resources,

each of which could have an adverse effect on our business, results of operation and financial condition.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our revenues

Our examination of secondhand vessels, which may not include physical inspection prior to purchase, does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the costs of maintaining a vessel in good operating condition increase with its age. The average age of the nine LPG carriers in our fleet is approximately 11.6 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we cannot be certain that the sales prices will equal at least their carrying values at that time.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, insurance and war risk insurance for our fleet. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Our existing stockholder will effectively control the outcome of matters on which our stockholders are entitled to vote following this offering and his interests may be different from yours

Our current stockholder, a company controlled by our CEO, will own, directly or indirectly, approximately 43.8% of our outstanding common stock after this offering, assuming the underwriters do not exercise their over-allotment option. The existing stockholder will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

We may have to pay tax on United States-source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of vessel owning or chartering corporations, such as our subsidiaries, that is attributable to transportation that begins or ends, but does not both begin and end, in the United States is characterized as United States shipping income. United States shipping income is subject to either a (i) 4% United States federal income tax without allowance for deductions or (ii) taxation at the standard United States federal income tax rates (and potentially to a 30% branch profits tax), unless derived by a corporation that qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Generally, our subsidiaries will qualify for this exemption for a taxable year if our shares are treated as "primarily and regularly traded" on an established securities market in the United States. Our shares of common stock will be so treated if (i) the aggregate number of our shares of common stock traded during such year on an established securities market in the United States exceeds the aggregate number of our shares of common stock traded during that year on established securities markets in any other single country, (ii) either (x) our shares of common stock are regularly quoted during such year by dealers making a market in our shares or (y) trades in our shares of common stock are effected, other than in de minimis quantities, on an established securities market in the

United States on at least 60 days during such taxable year and the aggregate number of our shares of common stock traded on an established securities market in the United States during such year equals at least 10% of the average number of our shares of common stock outstanding during such taxable year and (iii) our shares of common stock are not "closely held" during such taxable year. For these purposes, our shares of common stock will be treated as closely held during a taxable year if, for more than one-half the number of days in such taxable year, one or more persons each of whom owns either directly or under applicable attribution rules, at least 5% of our shares of common stock, own, in the aggregate, 50% or more of our shares of common stock, unless we can establish, in accordance with applicable documentation requirements, that a sufficient number of the shares of common stock in the closely-held block are owned, directly or indirectly, by persons that are residents of foreign jurisdictions that provide United States shipping companies with an exemption from tax that is equivalent to that provided by Section 883 to preclude other stockholders in the closely-held block from owning 50% or more of the closely-held block of shares of common stock.

We anticipate that approximately 43.8% of our shares of common stock will be owned by our existing stockholder immediately following the offering. It is possible that, either immediately following the offering or at a later time, one or more persons each of whom owns, either directly or under applicable attribution rules, at least 5% of our shares of common stock will own, in the aggregate, 50% or more of our shares of common stock. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if enough of the closely-held block of our common shares was owned or treated as owned by "qualified stockholders" so it could not be the case that, for more than half of the days in our taxable year, the shares of common stock in the closely-held block not owned or treated as owned by qualified stockholders represented 50% or more of our shares of common stock. For these purposes, a "qualified stockholder" includes an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified stockholder.

Our CEO, the sole stockholder of our existing stockholder, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

The entities that own the Identified Vessels that we are acquiring through stock acquisitions may not qualify for the benefits of Section 883 for 2005, with the result that United States federal tax, as described below, may apply if such vessels have made or make voyages in 2005 that begin or end in the United States. We do not believe that such vessels have made such a voyage, but do not in all circumstances control whether such a voyage will be made.

If our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, they would be subject for those years to the 4% United States federal income tax on their gross United States shipping income or, in certain circumstances to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income" and cash proceeds from the offering will be treated as an asset which produces passive income. United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation and the manner in which we expect to use the proceeds of this offering, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets. We intend to treat the income that we derive from bareboat charters as "passive income," and the assets giving rise to such income as "passive assets" for the purposes of the PFIC rules.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If we were unable to purchase assets which produce non-passive income with the proceeds of the offering in a timely fashion, then it is possible that we could be treated as a PFIC. However, we believe that we will be able to purchase sufficient assets which produce non-passive income with the proceeds of the offering in a fashion that will permit us to avoid being treated as a PFIC with respect to any taxable year.

Our expectation that we will not be treated as a PFIC is based in part upon our beliefs and expectations regarding the value of the vessels that we will lease on a bareboat basis relative to the value of our other assets. Should our beliefs or expectations turn out to be incorrect, then we could, in certain circumstances, be treated as a PFIC.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under "Tax Considerations—United States Federal Income Taxation of United States Holders"), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common shares. See "Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders" for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction. For more information with respect to how stockholder rights under Marshall Islands law compares with stockholder rights under Delaware law, we refer you to our discussion under the heading "Marshall Islands Company Considerations" beginning on page 93.

Obligations associated with being a public company will require significant company resources and management attention

Upon completion of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the Securities and Exchange Commission, or the Commission, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will have to dedicate a significant amount of time and resources to ensuring compliance. We have not yet begun this process and it is possible that material weaknesses exist. In addition, upon completion of this offering, we will become subject to the listing requirements of the Nasdaq National Market.

We will work with our independent legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take will take considerable time and may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors

We are a Marshall Islands company, and our executive offices are located outside of the United States in Athens, Greece. All but one of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States, federal or state securities laws.

Offering Specific Risks

There is no guarantee that an active and liquid public market for you to resell shares of our common stock will develop

The price of our common stock after this offering may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	supply and demand for LPG products and LPG shipping;

•	supply and demand for LNG, of which LPG is a byproduct;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities markets.

The international gas carrier market, including the transport of LPG products, is unpredictable and volatile. The market for our common stock, as well as the securities of other companies in this industry may be volatile.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future

If you purchase common stock in this offering, you will pay more for your shares of common stock than the amounts paid by our existing stockholder for its shares. As a result, you will incur immediate and substantial dilution of $4.77 per share, representing the difference between the initial public offering price and our pro forma as adjusted net tangible book value per share at June 30, 2005, after giving effect to this offering and assuming that the underwriters exercise their over-allotment option in full. In addition, purchasers of our common stock in this offering will have contributed approximately 77.6% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 56.2% of the shares outstanding after this offering assuming the underwriters do not exercise their over-allotment option. We refer you to the discussion under the heading "Dilution."

Because our common stock has never been publicly traded, a liquid trading market may not develop for our common stock and you may not be able to sell your stock

Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price was determined in negotiations between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

Future sales of our common stock could cause the market price of our common stock to decline

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We intend to issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 100,000,000 shares of common stock, of which 13,700,000 shares will be outstanding immediately after this offering. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and existing stockholder have entered into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and our existing stockholder from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Cantor Fitzgerald & Co. However, Cantor Fitzgerald & Co. may, in its sole discretion and at any time or from time to time before the expiration of the 180-day lock-up period, without notice, release all or any portion of the securities subject to these agreements.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

•	authorizing our Board of Directors to issue "blank check" preferred stock without stockholder approval;

•	providing for a classified Board of Directors with staggered three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of 80% of the outstanding shares of our common stock entitled to vote for the directors;

•	limiting the persons who may call special meetings of stockholders;

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	prohibiting certain transactions with interested stockholders.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Shares eligible for future sale

Upon consummation of our offering, our existing stockholder will own 6,000,000 shares, or approximately 43.8%, of our outstanding common stock, which shares may be resold subject to the requirements of Rule 144 under the Securities Act of 1933, as amended, as a result of its status as our "affiliate." Furthermore, shares held by our existing stockholder, as well as any shares held by our officers and directors, will be subject to the underwriters' 180 day lock-up agreement. We refer you to the discussion under the heading "Shares Eligible for Future Sale" in this prospectus. Sales or the possibility of sales of substantial amounts of shares of our common stock by our existing stockholder in the public markets could adversely affect the market price of our common stock.

FORWARD LOOKING STATEMENTS

This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional political conditions;

•	statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	statements about shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•	future LPG prices and production;

•	future supply and demand for LNG gas of which LPG is a byproduct;

•	our ability to obtain additional financing; and

•	expectations regarding the availability of vessel acquisitions.

When used in this document, the words "anticipate," "believe," "intend," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" reflect forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be $106.82 million based on an assumed initial public offering price of $15.00 per share and after deducting the underwriting discount and the estimated expenses related to this offering. We intend to use $100.15 million of the net proceeds of this offering, together with indebtedness of $9.75 million under a new credit facility that we intend to obtain, to acquire the Identified Vessels, other than the Gas Sincerity. The balance of the net proceeds of this offering, in the amount of $6.67 million, will be used for working capital and other corporate purposes, including acquisitions of other vessels that we have not yet identified.

We have entered into agreements with the Vafias Group pursuant to which we will pay $109.9 million to acquire the Identified Vessels from the Vafias Group, other than the Gas Sincerity. The aggregate purchase price of $109.9 million represents the fair market value of these nine Identified Vessels at the time we agreed to acquire them. We will acquire the Gas Prodigy, the Gas Oracle, the Sweet Dream, the Gas Chios and the Gas Cathar through the acquisition of the capital stock of their owners, which are Vafias Group affiliates. The owners' current bank debt will be repaid. We expect the deliveries of the Identified Vessels to occur between the closing of this offering and the end of November 2005, other than with respect to the Gas Eternity, which we expect will be delivered by February 2006. The delivery of each of the Identified Vessels is subject to customary conditions.

We intend to incur the indebtedness of $9.75 million to finance a portion of the purchase price for the Marathon under a new credit facility, which would be secured by a security interest in the Marathon. We have had preliminary discussions with potential lenders, although we cannot assure you that we will obtain such financing. If we are unable to obtain a new credit facility to fund the $9.75 million portion of the purchase price for the Marathon, we intend to fund that portion of the acquisition from other sources, which may include a capital contribution from our current sole stockholder or cash on hand. We intend to fund the $15.1 million acquisition price for the Gas Sincerity with $9.75 million in additional indebtedness under a new credit facility, which would be secured by a security interest in the Gas Sincerity, we intend to obtain, together with $5.35 million of cash from operations.

If we do not purchase any of these nine Identified Vessels, we may use the proceeds of this offering to purchase other vessels or for general corporate purposes. In particular, certain events may arise which could result in us not taking delivery of any of these nine Identified Vessels, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery.

The above should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" beginning on page 40 and "Related Party Transactions" beginning on page 85.

DIVIDEND POLICY

We intend to declare and pay quarterly dividends from our net profits to stockholders each January, April, July and October, beginning January 2006, in amounts the Board of Directors determines are appropriate. However, we may have to make provisions for vessel acquisitions and other obligations that would reduce or eliminate the cash available for distribution as dividends. While we cannot assure you that we will do so, and subject to the limitations set forth below, we expect to declare and pay an initial dividend of $0.1875 per share in January 2006. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share dividend we intend to declare and pay in January 2006.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, including the loan agreement with Fortis Bank, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the LPG carrier market, our earnings would be adversely affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2005, on:

•	an actual basis, giving effect to the 60,000-for-1 stock split effected August 26, 2005;

•	an adjusted basis, giving effect to the payment to our sole stockholder of a dividend of $10.0 million on July 13, 2005; and

•	on a further adjusted basis, giving effect to the issuance and sale of the 7,700,000 shares of our common stock offered hereby at an assumed initial public offering price of $15.00 per share and the application of the net proceeds of the offering as described in "Use of Proceeds," and excluding the $9.75 million of additional indebtedness which we intend to incur to finance a portion of the purchase price for the Marathon and the $9.75 million additional indebtedness which we intend to incur and the use of $5.35 million of cash from operations, each to finance the purchase price for the Gas Sincerity.

There have been no significant adjustments to our capitalization since June 30, 2005 as so adjusted. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	At June 30, 2005
	Actual	As Adjusted	As Further Adjusted(3)(4)
	(in thousands)
Debt:
Current portion of secured long term debt	$5,427	$5,427	$5,427
Total long term secured debt, net of current portion	44,993	44,993	44,993
Total debt(1)	$50,420	$50,420	$50,420
Stockholders' equity:
Common stock, $.01 par value per share; 100,000,000 shares authorized on an actual, as adjusted basis and as further adjusted basis; 6,000,000 shares issued and outstanding, on an actual and as adjusted basis and 13,700,000 shares issued and outstanding on an as further adjusted basis(2)	60	60	137
Additional paid-in capital	44,842	44,842	144,985
Retained earnings (Accumulated deficit)	4,309	(5,691)	(5,010)
Total stockholders' equity	49,211	39,211	140,112
Total capitalization	$99,631	$89,631	$190,532

(1)	All of our indebtedness is guaranteed by our subsidiaries and secured by liens on the vessels owned by our subsidiaries.

(2)	As of June 30, 2005, there were 50,000,000 shares of our common stock, $.01 par value per share, authorized and 100 shares issued and outstanding. Immediately prior to effecting the 60,000-for-1 stock split on August 26, 2005, we increased the number of authorized shares of our common stock from 50,000,000 to 100,000,000.

(3)	Additional paid-in capital includes the $6,600,000 difference between the acquisition costs of the Identified Vessels to the Vafias Group and their fair market value at the time we agreed to acquire them, which is equal to the aggregate purchase price to be paid by us to the Vafias Group for the Identified Vessels. For accounting purposes, this difference is treated as a deemed distribution to the Vafias Group which will occur in the fourth quarter of 2005 and the first quarter of 2006.

(4)	Includes $681,170 in retained earnings and attributable to Gaz de Brazil Inc., Independent Trader Ltd., Empire Spirit Ltd. and Continent Gas Inc., the Vafias Group entities which own the Gas Prodigy, the Gas Oracle, the Sweet Dream, the Gas Chios, which is reflected in the financial statements of these entities. We will acquire the capital stock of these entities with a portion of the proceeds of this offering as described in the "Use of Proceeds." Does not include bank debt of $14,000,000 reflected in the financial statements of these entities included elsewhere herein as such debt will be repaid simultaneously with our stock acquisition of the owners of the Gas Prodigy, the Gas Oracle, the Sweet Dream and the Gas Chios.

DILUTION

At June 30, 2005, we had adjusted net tangible book value of $33,292,000, or $5.55 per share, after giving effect to (1) the 60,000-for-1 stock split effected on August 26, 2005, (2) the payment to our sole stockholder, Flawless Management Inc., of a dividend of $10,000,000 on July 13, 2005, (3) a deemed distribution of $6,600,000 to the Vafias Group (representing the difference between the acquisition costs of the Identified Vessels to the Vafias Group and the fair market value of the Identified Vessels at the time we agreed to acquire them, which is equal to the aggregate purchase price to be paid by us to the Vafias Group) and (4) $681,170 in combined retained earnings, as of June 30, 2005, of Gaz de Brazil Inc., Independent Trader Ltd., Empire Spirit Ltd. and Continent Gas Inc., the Vafias Group entities which own the Gas Prodigy, the Gas Oracle, the Sweet Dream and the Gas Chios, as reflected in the financial statements of these entities included elsewhere herein. After giving effect to the sale of 7,700,000 shares of common stock at an assumed initial public offering price of $15.00 per share (the mid-point of the initial public offering price range of $14.00 to $16.00 per share), and assuming that the underwriters' over-allotment option is not exercised, the pro forma adjusted net tangible book value at June 30, 2005, would have been $140,112,000, or $10.23 per share. This represents an immediate appreciation in net tangible book value of $4.68 per share to our existing stockholder and an immediate dilution of net tangible book value of $4.77 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at June 30, 2005:

Assumed initial public offering price per share		$15.00
Adjusted net tangible book value per share as of June 30, 2005	5.55
Increase in net tangible book value per share attributable to new investors in this offering	4.68
Pro forma adjusted net tangible book value per share after giving effect to this offering		10.23
Dilution per share to new investors		$4.77

Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. Dilution per share to new investors would be $4.47 if the underwriters exercised in full their over-allotment option.

The following table summarizes, on a pro forma basis as at June 30, 2005, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by you in this offering, based upon the mid-point of the assumed initial public offering price of $15.00 per share (the mid-point of the initial public offering price range of $14.00 to $16.00 per share).

	Pro Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholder	6,000,000	43.8%	$33,292,000	22.4%	$5.55
New investors	7,700,000	56.2%	$115,500,000	77.6%	$15.00
Total	13,700,000	100%	$148,792,000	100%	$10.86

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial data and other operating data. Our fleet consisted of four LPG carriers at December 31, 2004, five LPG carriers at March 31, 2005 and nine LPG carriers at June 30, 2005. We will be reporting on a calendar year basis. The summary consolidated income statement data, the summary consolidated balance sheet data and the other financial data are derived from our audited consolidated financial statements for the period from October 12, 2004 through December 31, 2004, from our financial records for the three-month period ended March 31, 2005 and from our unaudited consolidated financial statements for the six-month period ended June 30, 2005. The fleet data and average daily results for the periods indicated are derived from our records. Our unaudited consolidated financial statements include all adjustments, which include only normal and recurring adjustments, which in the opinion of our management are necessary to present fairly the data included therein. The results of operations for the three-month period ended March 31, 2005 and the six-month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year. Share data give effect to a 60,000-for-1 stock split effected August 26, 2005. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis upon which our consolidated financial statements are presented. The data below should be read in conjunction with our consolidated financial statements, related notes and other financial information included herein. In accordance with the standard shipping industry practice, the Vafias Group did not obtain from the sellers historical financial or operating data for the vessels that it acquired and subsequently contributed or sold to us, as that data was not material to the decision to purchase the vessels. Accordingly, we have not included any historical financial or operating data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion in "Management's Discussion of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels Before their Acquisition".

	Period from October 12, 2004 through December 31, 2004	Three-month period ended March 31, 2005	Six-month period ended June 30, 2005
INCOME STATEMENT DATA
Revenues:
Voyage revenues	$1,455,551	$3,531,313	$9,592,605
Operating expenses:
Voyage expenses	337,180	171,182	383,450
Vessel operating expenses	564,184	1,106,559	2,435,771
Management fees	81,120	163,020	388,615
General and administrative expenses	35,100	105,300	234,280
Depreciation	174,086	419,021	1,334,219
Total expenses	1,191,670	1,965,082	4,776,335
Income from operations	263,881	1,566,231	4,816,270
Interest and finance costs, net	—	(34,095)	(562,157)
Loss on derivative	—	—	(389,300)
Interest income	46	23,058	189,233
Foreign exchange loss	(4,252)	(5,587)	(4,547)
Other expenses, net	(4,206)	(16,624)	(766,771)
Net income	$259,675	$1,549,607	$4,049,499
Earnings per share, basic and diluted	0.04	0.26	0.67
Weighted average numbers of shares outstanding	6,000,000	6,000,000	6,000,000

	Period from October 12, 2004 through December 31, 2004	Three-month period ended March 31, 2005	Six-month period ended June 30, 2005
BALANCE SHEET DATA (at period end)
Current assets, including cash	$1,220,603	$31,846,753	$21,630,301
Total assets	32,511,067	76,596,111	102,621,779
Current liabilities	1,172,936	6,859,003	8,029,277
Loss on derivative	—	—	389,300
Total long-term debt, including current portion	—	23,123,798	44,992,500
Total stockholders' equity	31,338,131	46,613,310	49,210,702
OTHER FINANCIAL DATA
Net cash provided by (used in) operating activities	$421,194	$1,200,880	$8,215,480
Net cash provided by (used in) investing activities	(31,464,550)	(13,715,915)	(50,883,975)
Net cash provided by (used in) financing activities	31,043,356	42,201,072	63,885,572
EBITDA(1)	433,715	1,979,665	5,756,642
FLEET DATA
Average number of vessels(2)	2.3	4.6	6.4
Total voyage days for fleet(3)	208	418	1,167
Total time charter days for fleet(4)	96	412	1,158
Total spot market days for fleet(5)	112	6	9
Total calendar days for fleet(6)	208	418	1,167
Fleet utilization(7)	100%	100%	100%
AVERAGE DAILY RESULTS
Time charter equivalent(8)	$5,377	$8,039	$7,891
Vessel operating expenses(9)	2,712	2,647	2,087
General and administrative expenses	169	252	201
Management fees	390	390	333
Total vessel operating expenses(10)	3,271	3,289	2,621

(1)	EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by (used in) operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Period from October 12, 2004 through December 31, 2004	Three-month period ended March 31, 2005	Six-month period ended June 30, 2005

Net Cash Provided By (Used in) Operating Activities	$421,194	$1,200,880	$8,215,480
Net increase in current assets, excluding cash	1,220,603	940,113	(807,379)
Net (increase) in current liabilities, excluding current portion of long term debt	(1,172,936)	(74,865)	(1,429,341)
Non-cash general and administrative expenses	(35,100)	(97,500)	(195,000)
Interest income	(46)	(23,058)	(189,233)
Interest and finance costs, net	—	34,095	562,157
Amortization of financing fees	—	—	(10,742)
Loss on derivative	—	—	(389,300)
EBITDA	$433,715	$1,979,665	$5,756,642

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(3)	In the future, our total voyage days for fleet will reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

(4)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

(5)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(6)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(7)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(9)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

General

As a provider of international seaborne transportation services to LPG producers and users, we carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. As of December 31, 2004, our fleet consisted of four LPG carriers, the first of which was delivered in October 2004. We took delivery of a fifth LPG carrier in February 2005, an additional three LPG carriers in April 2005 and one LPG carrier in May 2005.

We, through Stealth Maritime, manage the employment of our fleet. We intend to deploy our fleet under period charters including time and bareboat charters, which can last up to several years, and spot market or voyage charters, which generally last from one to six months, as market conditions warrant. Period charters and short term time charters are for a fixed period of time.

•	Charters and revenues. Under a time charter, the charterer pays a fixed rate per day over the term of the charter; a time charter, including a short term time charter, may provide for rate adjustments and profit sharing. Under a bareboat charter, the charterer pays us a fixed rate for its use of our ship for the term of the charter. Under a voyage charter, we agree to transport a specified cargo from a loading port to a discharging port for a fixed amount.

•	Charters and expenses. Under a time charter, we are responsible for the vessel's operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) incurred during the term of the charter, while the charterer pays voyage expenses (port, canal and fuel costs) that are unique to each particular voyage. Under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter. Under a voyage or spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period.

•	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

•	Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity.

To the extent we have vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the LPG shipping supply, satisfying demand sooner and potentially suppressing charter rates.

•	Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30.

Due to our limited operating history, our historical consolidated income statement and statement of cash flows each cover only the period from October 12, 2004 through December 31, 2004 and the six-month period ended June 30, 2005.

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier charter market.

Vessels operating on period charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our LPG carriers are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our LPG carriers were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining LPG carrier charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels to time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on spot market or voyage charters because, under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses are paid by the charterer. In 2005, port and canal charges and bunker expenses will represent a relatively small portion of our vessels' overall expenses because all but one of our vessels will be employed under period charters, including time and bareboat charters, that require the charterer to bear all of those expenses.

Time Charter Equivalent

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of LPG carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our LPG carriers. Our average daily TCE rate was $7,891 for the six-month period ended June 30, 2005. Our average daily TCE rate was $8,039 for the three-month period ended March 31, 2005, which represented an increase of $2,662, or 49.5%, as compared to our average daily TCE rate of $5,377 for the period from October 12, 2004 through December 31, 2004. The reasons for these changes are discussed below under "—Six-month period ended June 30, 2005, three-month period ended March 31, 2005 and fiscal period from October 12, 2004 through December 31, 2004".

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. These expenses increased during the three-month period ended March 31, 2005, further increased during the six-month period ended June 30, 2005 and will continue to increase during the remainder of 2005 and afterwards as our fleet grows. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Management Fees

We pay Stealth Maritime, our fleet manager, a fixed management fee of $390 per day for each vessel in our fleet; however, we pay it a fee of $125 per day (instead of $390) for each of the vessels operating on bareboat charter. Stealth Maritime also receives a brokerage commission of 1.25% on freight, hire and demurrage for each vessel and a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. Stealth Maritime pays the technical managers that are responsible for the day-to-day operations of all of our vessels that are not on bareboat charter. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. In 2005, such compensation is expected to be in an aggregate amount of €520,000 (US$629,096, based on the exchange rate of €1.00:US$1.2098 in effect on June 30, 2005) on an annualized basis.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal, accounting and professional expenses and other general vessel expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors' compensation and the value of the lease expense for the space we rent from Stealth Maritime.

Depreciation

We depreciate our LPG carriers on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated scrap value of the vessels. We intend to expense, as incurred, costs associated with drydockings and special and intermediate surveys.

Interest Expense

We had no outstanding indebtedness in 2004. In March 2005 we entered into a $54.0 million loan agreement with Fortis Bank. We have drawn down the full amount of available credit under this facility in order to finance vessel acquisitions and to provide working capital. As a result, we incurred interest expense of $562,157 for the six-month period ended June 30, 2005. We will incur additional interest expense in 2005 on those outstanding borrowings. In addition, we expect to incur additional interest expense on borrowings under one or more new credit facilities we intend to obtain to finance $9.75 million of the purchase price for the Marathon and $9.75 million of the purchase price for the Gas Sincerity. See "—Loan Agreement" and "Description of Indebtedness."

Lack of Earlier Historical Operating Data for Vessels

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, affords the buyer the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel most records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, two of the Identified Vessels (the Gas Prodigy and the Gas Oracle), which we intend to acquire with a portion of the proceeds of this offering, were subject to time charters at the time of their acquisition by the Vafias Group. These time charters will continue into 2006. Consistent with industry practice, the Vafias Group did not obtain the financial records of these vessels from their prior owner. In addition, the Gas Sincerity, an Identified Vessel which we have reached an agreement in principle, which has not yet been reduced to writing and executed, to acquire from a third party unaffiliated with us or the Vafias Group, is expected to be subject to a time charter at the time of acquisition that will continue into 2006. We will not obtain the financial records of the Gas Sincerity under the agreement to acquire this vessel.

Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is not common in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under a time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our LPG carriers; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our LPG carriers.

The employment and operation of our LPG carriers require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and stockholders' return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter market rates, which have recently increased to historic highs and periods of charterhire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives;

•	capital expenditures, such as drydocking and repairs;

•	management fees;

•	interest and other financing costs related to our indebtedness, which is expected to be $49.1 million immediately before the closing of this offering; and

•	fluctuations in foreign exchange rates.

Our strategy is to employ some of our vessels on period charters, including time and bareboat charters, which can last up to several years, in order to generate stable cash flow over a period of time. As a result, however, during the period our LPG carriers are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improved charter rates as we could if our LPG carriers were employed only on spot charters. Revenues from period charters are generally stable over the duration of the charter, provided there are no unexpected off-hire periods and no performance claims from the charterer or charterer defaults.

Results of the Gas Prodigy, the Gas Oracle, the Gas Chios and the Sweet Dream

The Gas Prodigy and the Gas Oracle were acquired by the Vafias Group on October 15, 2004 and April 26, 2005, respectively, each subject to charters with major oil companies with monthly rates of $125,000 and $118,000, respectively. The charterers consented to the assignment of the charters in connection with the sales, and these vessels have continued to operate under their respective charters since. The Gas Chios and the Sweet Dream were acquired by the Vafias Group on May 20, 2005 and May 31, 2005, respectively. A major oil company entered into a time charter for the Gas Chios on July 6, 2005 for a monthly rate of $300,000. A third party entered into a bareboat charter for the Sweet Dream effective as of May 31, 2005 for a monthly rate of $201,500. We will acquire the Gas Prodigy, the Gas Oracle, the Gas Chios and the Sweet Dream subject to their respective charters which will expire in March 2006, May 2006, February 2006 and December 2005, respectively. The following financial information represents the results of operating the Gas Prodigy under Vafias Group management from the time of its acquisition on October 15, 2004 through June 30, 2005 and of operating the Gas Oracle, the Gas Chios and the Sweet Dream under Vafias Group management from the time of their acquisitions on April 26, 2005, May 20, 2005 and May 31, 2005, respectively, through June 30, 2005, as derived from the historical combined financial statements, included elsewhere in this prospectus, of Gaz de Brazil Inc., Independent Trader Ltd., Continent Gas Inc. and Empire Spirit Ltd., the Vafias Group entities which have owned, respectively, the Gas Prodigy, the Gas Oracle, the Gas Chios and the Sweet Dream since their acquisitions. Prior to the acquisition of these vessels, each of Gaz de Brazil Inc., Independent Trader Ltd., Continent Gas Inc. and Empire Spirit Ltd. had remained inactive since their incorporation on, respectively, September 9, 2004, March 23, 2005, April 27, 2005 and March 23, 2005. We expect the financial results to remain substantially similar after we acquire the vessels and until the charters expire.

	Period from September 9, 2004 through December 31, 2004	Six-month period ended June 30, 2005
Voyage revenues	$592,455	$2,104,374
Voyage expenses	4,023	101,281
Vessel operating expenses	194,826	834,709
Drydocking costs	—	229,491
Management fees	30,420	116,585
Depreciation	90,372	336,541

The voyage revenues shown above are augmented by the amortization of the liability associated with the assumption of below market charters when the Gas Prodigy and the Gas Oracle were acquired by the Vafias Group. The revenue recognized from amortizing the below market charter liability was $307,143 for the period from September 9, 2004 through December 31, 2004 and $859,044 for the six-month period ended June 30, 2005. The recognition of revenue from amortization of the liability associated with the below market charter will only continue for the duration of the existing charters on the Gas Prodigy and the Gas Oracle.

Six-month period ended June 30, 2005, three-month period ended March 31, 2005 and fiscal period from October 12, 2004 through December 31, 2004

The average number of vessels in our fleet was 6.4 during the six-month period ended June 30, 2005. The average number of vessels in our fleet was 4.6 during the three-month period ended March 31, 2005 compared to 2.3 during the fiscal period from October 12, 2004 through December 31, 2004.

VOYAGE REVENUES — Voyage revenues for the six-month period ended June 30, 2005 were $9,592,605. Our average daily TCE rate was $7,891 for the six-month period ended June 30, 2005. During the six-month period ended June 30, 2005, our fleet operated under time charters for a total of 1,158 days and under spot charters for a total of nine days for a total of 1,167 voyage days and a fleet utilization of 100%. During the six-month period ended June 30, 2005, the Gas Arctic, the Gas Ice and the Birgit Kosan were employed on bareboat charters, which generally are for lower monthly amounts but in connection with which we are not responsible for voyage or operating expenses, since our acquisition of those vessels in April 2005.

Voyage revenues for the three-month period ended March 31, 2005 were $3,531,313, an increase of $2,075,762, or 143%, compared to $1,455,551 for the fiscal period from October 12, 2004 through December 31, 2004. Our average daily TCE rate was $8,039 for the three-month period ended March 31, 2005 compared to $5,377 for the fiscal period from October 12, 2004 through December 31, 2004. The growth in revenue and the average daily TCE rate reflects principally the growth in the average number of vessels in our fleet compared to the fiscal period from October 12, 2004 through December 31, 2004. During the three-month period ended March 31, 2005, our fleet operated under time charters for a total of 412 days and under spot charters for a total of six days for a total of 418 voyage days and a fleet utilization of 100%. During the fiscal period from October 12, 2004 through December 31, 2004, our fleet operated under time charters for a total of 96 days and under spot charters for a total of 112 days for a total of 208 voyage days and a fleet utilization of 100%.

VOYAGE EXPENSES — Voyage expenses were $383,450 for the six-month period ended June 30, 2005, consisting principally of commissions charged by related and third parties of $337,454.

Voyage expenses were $171,182 for the three-month period ended March 31, 2005, representing a decrease of $165,998, or 49%, from $337,180 for the fiscal period October 12, 2004 through December 31, 2004, reflecting the fact that our fleet was employed principally on time charters during the three-month period ended March 31, 2005 while our fleet was employed on spot charters for 112 out of 208, or approximately 53.8%, of the voyage days for the period from October 12, 2004 through December 31, 2004 as well as the increase in the average number of vessels in our fleet. Under time charters, these expenses were paid by the charterers. Commissions charged by related and third parties included in the voyage expenses amounted to $127,562, an increase of $59,704, or 88%, compared to $67,858 for the fiscal period from October 12, 2004 through December 31, 2004.

VESSEL OPERATING EXPENSES — Vessel operating expenses were $2,435,771 for the six-month period ended June 30, 2005.

Vessel operating expenses were $1,106,559 for the three-month period ended March 31, 2005, an increase of $542,375, or 96%, compared to $564,184 for the fiscal period from October 12, 2004 through December 31, 2004, reflecting the increase in the average number of vessels compared to the fiscal period from October 12, 2004 through December 31, 2004.

MANAGEMENT FEES — Management fees were $388,615 for the six-month period ended June 30, 2005. During the six-month period ended June 30, 2005, the Gas Arctic, the Gas Ice and the Birgit Kosan were employed on bareboat charters, in connection with which we pay Stealth Maritime, our fleet manager, a fee of $125 per day rather than the fee of $390 per day that we pay to Stealth Maritime for vessels in our fleet which are not on bareboat charters, since our acquisition of those vessels in April 2005.

Management fees were $163,020 for the three-month period ended March 31, 2005, representing an increase of $81,900, or 101%, compared to $81,120 for the fiscal period from October 12, 2004 through December 31, 2004. This increase in management fees reflects an increase in the average number of vessels in our fleet during the three-month period ended March 31, 2005 compared to the fiscal period from October 12, 2004 through December 31, 2004.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $234,280 for the six-month period ended June 30, 2005, consisting of the $195,000 value of non-cash executive services, including the additional executive services provided in the six-month period ended June 30, 2005 in connection with the appointment of our Chief Financial Officer, lease expense of $15,600 and minor miscellaneous administrative expenses of $23,680.

General and administrative expenses were $105,300 for the three-month period ended March 31, 2005 consisting of the $97,500 value of non-cash executive services and lease expense of $7,800, representing an increase of $70,200, or 200%, compared to $35,100, which represents the value of the executive services as well as a charge for the lease expense for the office space that was provided to us without charge by Stealth Maritime, for the fiscal period from October 12, 2004 through December 31, 2004. This increase is due to the fact that there were three months of executive services provided in the three-month period ended March 31, 2005 compared with one month in the fiscal period from October 12, 2004 through December 31, 2004.

DEPRECIATION — Depreciation expenses for the nine vessels in our fleet for the six-month period ended June 30, 2005 were $1,334,219.

Depreciation expenses for the five vessels in our fleet were $419,021 for the three-month period ended March 31, 2005 representing an increase of $244,935, or 140.7%, compared to $174,086 for the period from October 12, 2004 through December 31, 2004, which was due to the increase in the average number of vessels in our fleet compared to the period from October 12, 2004 through December 31, 2004.

INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $562,157 for the six-month period ended June 30, 2005, resulting primarily from indebtedness incurred to fund vessel acquisitions.

Net interest and finance costs were $34,095 for the three-month period ended March 31, 2005, resulting primarily from indebtedness incurred to fund advances on vessels and to provide working capital. We had no indebtedness outstanding in the fiscal period from October 12, 2004 through December 31, 2004.

LOSS ON DERIVATIVE — For the six-month period ended June 30, 2005, we incurred a non-cash loss on derivative of $389,300 based on the estimated fair value of the interest rate swap, which we agreed to enter into with Fortis Bank on March 31, 2005 in connection with the Fortis Bank loan agreement.

We had zero gain or loss on derivatives for the three-month period ended March 31, 2005 or for the fiscal period from October 12, 2004 through December 31, 2004. The aforementioned interest rate swap, which had an estimated fair value of zero as of March 31, 2005, was our only derivative instrument during the three-month period ended March 31, 2005. We had no derivative instruments during the fiscal period from October 12, 2004 through December 31, 2004.

INTEREST INCOME — Net interest income was $189,233 for the six-month period ended June 30, 2005, reflecting cash on hand held in interest bearing accounts.

Net interest income was $23,058 for the three-month period ended March 31, 2005, compared to $46 for the fiscal period from October 12, 2004 through December 31, 2004, reflecting more cash on hand, which was held in interest bearing accounts.

FOREIGN EXCHANGE LOSS — For the six-month period ended June 30, 2005, we incurred a foreign exchange loss of $4,547, resulting from foreign exchange fluctuations on our expenses denominated in currencies other than the U.S. dollar.

For the three-month period ended March 31, 2005, we incurred a foreign exchange loss of $5,587, representing a $1,335, or 31.4%, greater loss than the $4,252 foreign exchange loss we incurred for the fiscal period from October 12, 2004 through December 31, 2004. This increase resulted from our increased expenses denominated in currencies other than the U.S. dollar in the three-month period ended March 31, 2005.

NET INCOME — As a result of the above factors, net income was $4,049,499 for the six-month period ended June 30, 2005 and $1,549,607 for the three-month period ended March 31, 2005. Our net income for the three-month period ended March 31, 2005 represented an increase of $1,289,932, or 496.7%, from net income of $259,675 for the fiscal period from October 12, 2004 through December 31, 2004.

Liquidity and Capital Resources

Since our inception, our principal source of funds has been equity provided by our affiliates and cash generated by our operations and, more recently, bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our LPG carriers, to comply with international standards, laws and regulations and to fund working capital requirements. We will rely upon operating cash flows, bank borrowings, the proceeds of this offering, as well as future equity financings to implement our growth plan.

We anticipate that following the completion of the offering and taking into account generally expected market conditions, internally generated cash flow and borrowings under the Fortis Bank loan agreement discussed below will be sufficient to fund the operations of our fleet, including our working capital requirements. We intend, however, to enter into a new credit facility to finance $9.75 million of the purchase price for the Marathon, as described below. We may increase the size of this potential credit facility if we identify additional vessels we have yet to identify that we would like to acquire with additional indebtedness. Such loans would be secured by a security interest in the Marathon and any such additional vessels.

We entered into a $54.0 million loan agreement dated March 16, 2005 with Fortis Bank (Nederland) N.V. During the six-month period ended June 30, 2005, we acquired the Gas Emperor for $11.5 million, the Gas Arctic and the Gas Ice, each for $9.5 million, the Birgit Kosan for $12.5 million and the Gas Amazon for $9.25 million. Of the total purchase price of $52.25 million, $25.625 million was financed with borrowings under the Fortis Bank loan facility. The balance of the total purchase price was funded with capital contributions from our sole stockholder. With these borrowings, and the prepayment of the $3,580,500 portion of the loan attributable to the Gas Prodigy, the credit facility under the Fortis Bank loan agreement was fully drawn. As of June 30, 2005, $50.4 million principal amount was outstanding under the Fortis Bank loan agreement. See "—Loan Agreement." As of June 30, 2005, we had cash and cash equivalents of $21.2 million.

In addition, in order to finance a portion of the purchase prices for the Marathon and the Gas Sincerity, we intend to borrow $9.75 million and $9.75 million, respectively, under one or more new credit facilities that we intend to obtain. These potential new credit facilities would be secured by security interests in the Marathon and the Gas Sincerity, respectively. We have had preliminary discussions with potential lenders, although we cannot assure you that we will obtain such financing. If we are unable to obtain a new credit facility to fund the $9.75 million portion of the purchase price for the Marathon or the $9.75 million portion of the purchase price for the Gas Sincerity, we intend to fund that portion of the applicable acquisition from other sources, which may include a capital contribution from our current sole stockholder or cash on hand.

Cash Flows

NET CASH PROVIDED BY OPERATING ACTIVITIES — was $8,215,480 for the six-month period ended June 30, 2005 and $421,194 for the fiscal period from October 12, 2004 through

December 31, 2004. This represents the net amount of cash, after expenses, generated by chartering our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.

NET CASH USED IN INVESTING ACTIVITIES — was $50,883,975 for the six-month period ended June 30, 2005, reflecting the acquisition of the Gas Emperor, the Gas Ice, the Gas Arctic, the Birgit Kosan and the Gas Amazon. For the fiscal period from October 12, 2004 through December 31, 2004, net cash used in investing activities was $31,464,550, reflecting the acquisition of four vessels and deposits we placed on the Gas Arctic and the Gas Ice, which were delivered in April 2005.

NET CASH PROVIDED BY FINANCING ACTIVITIES — was $63,885,572 for the six-month period ended June 30, 2005, reflecting contributions of capital from our sole stockholder to finance the acquisition of the Gas Emperor as well as drawings under the Fortis Bank loan agreement to provide working capital and to fund, together with additional contributions of capital from our sole stockholder, the acquisitions of the Gas Ice, the Gas Artic, the Birgit Kosan and the Gas Amazon. For the fiscal period from October 12, 2004 through December 31, 2004, net cash provided by financing activities was $31,043,356 reflecting the contribution to us of the four vessels which comprised our fleet as of December 31, 2004.

Loan Agreement

We entered into a loan agreement dated March 16, 2005 with Fortis Bank in which it agreed, subject to certain funding conditions, to provide a credit facility of up to $54.0 million principally to partially finance or refinance the acquisition of our vessels. The borrowers under this loan agreement included our subsidiaries as well as Gaz de Brazil Inc., the owner of the Gas Prodigy, which was not a subsidiary of ours, although it will become one of our vessel-owning subsidiaries upon our acquisition of the Gas Prodigy. See an expanded discussion on the loan agreement in "Description of Indebtedness."

The interest rate under the loan agreement is the sum of LIBOR and a margin. The margin varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels subject to mortgage in that period. If the ratio is equal to or lower than 60%, the interest rate will be 0.9% over LIBOR. If the ratio is higher than 60% but lower or equal to 70%, the interest rate will be 0.975% over LIBOR. If the ratio is higher than 70%, the interest rate will be 1.05% over LIBOR. We paid a non-refundable fee of $162,000 upon the signing of the loan agreement.

On June 10, 2005, the $3,580,500 portion of the Fortis Bank loan attributable to the Gas Prodigy was prepaid and Fortis Bank's security interest in the Gas Prodigy was released. As of June 30, 2005, $50,419,500, the full amount available for borrowings following the $3,580,500 prepayment, was outstanding under the loan agreement. We are obligated to repay the principal and interest under the credit facility through 2013 in 32 consecutive quarterly installments beginning in August 2005. Our quarterly installments of principal will be in an amount of $1,356,750 with a balloon installment of $7,003,500 due on the earlier of the eighth anniversary of the delivery date of the last ship or on May 30, 2013. In the event that one of the vessels securing the loan is sold or becomes a total loss, we will be obligated to prepay the relevant portion of the credit facility.

New Credit Facilities

In order to finance a portion of the purchase prices for the Marathon and the Gas Sincerity, we intend to borrow $9.75 million and $9.75 million, respectively, under one or more new credit facilities that we intend to obtain. These potential new credit facilities would be secured by security interests in the Marathon and the Gas Sincerity, respectively. We have had preliminary discussions with potential lenders, although we cannot assure you that we will obtain such financing. If we are unable to obtain a new credit facility to fund the $9.75 million portion of the purchase price for the Marathon or the $9.75 million portion of the purchase price for the Gas Sincerity, we intend to fund that portion of the applicable acquisition from other sources, which may include a capital contribution from our current sole stockholder or cash on hand.

Capital Expenditures

In 2004, four vessels acquired at a cost of $29.6 million by the Vafias Group were contributed to us by the Vafias Group for nominal consideration, and became part of our fleet. In addition, in 2004,

deposits totaling $1.9 million were placed by the Vafias Group on the Gas Arctic and the Gas Ice, which were delivered in April 2005. During the six-month period ended June 30, 2005 we acquired the Gas Emperor for $11.5 million, the Gas Arctic and the Gas Ice, each for $9.5 million, the Birgit Kosan for $12.5 million and the Gas Amazon for $9.25 million. Of the $52.25 million total purchase price for these five vessels, $25.625 million was financed with borrowings under the Fortis Bank loan agreement.

In June 2005, we entered into agreements with the Vafias Group pursuant to which we will pay $55.4 million to acquire the Gas Cathar, the Gas Eternity, the Gas Legacy and the Gas Crystal from the Vafias Group out of the net proceeds of this offering. The purchase price for each of these vessels is payable upon delivery. The aggregate purchase price of $55.4 million represents the fair market value of these vessels at the time we agreed to acquire them. We expect the deliveries of these vessels to occur between the closing of this offering and the end of November 2005, other than with respect to the Gas Eternity which we expect will be delivered by February 2006. The delivery of these vessels is subject to customary conditions. See "—Subsequent Events—Gas Prodigy, Gas Oracle, Sweet Dream, Gas Chios and Marathon and "—Subsequent Events—Gas Sincerity".

Drydocking and Special Survey Costs

None of our vessels was drydocked or underwent special survey in 2004 or during the six-month period ended June 30, 2005. The Gas Ice is scheduled for drydocking in August 2005. In 2006, four of our vessels, including the Gas Ice, are scheduled for drydocking or special surveys, or both. The expenses of drydocking and special survey for Gas Ice will be borne by its bareboat charterer, which is obligated to continue paying us charterhire during the period of the vessel's offhire. We will bear the expenses of drydocking and special surveys for the other three vessels, during which period the vessels will be offhire, thereby affecting our fleet utilization. We expense the cost of drydocking and special surveys as they are incurred. We expect to pay these costs out of our cash from operations.

Quantitative and Qualitative Disclosure of Market Risk

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks.

Interest Rates

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under the loan with Fortis Bank. We pay interest on this debt based on LIBOR plus a margin. We intend to enter into the interest rate swap to partially hedge our interest rate exposure with respect to the loan with Fortis Bank. Our use of this interest rate swap will involve certain risks, including the risk that losses on the hedged position could exceed the nominal amount invested in the instrument and the risk that the counter party to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which would have an adverse effect on our results. In addition, the swap will not fully hedge our risk if LIBOR equals or exceeds 7.5%. We do not intend to enter into interest rate swaps for speculative purposes.

Interest Rate Swap

On March 31, 2005, we entered into an agreement with Fortis Bank to enter into an interest rate swap in connection with the aforementioned loan agreement. The initial nominal amount of the swap will be $22.5 million amortizing to $4.8 million over its six-year life commencing May 30, 2007. The swap hedges our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but does not hedge our risk if three month LIBOR equals or exceeds 7.5%. As of June 30, 2005, the fair value of the instrument represented a loss of $389,300.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Foreign Exchange Rate Risk

We generate all of our revenues in United States dollars and incur less than 10% of our expenses in currencies other than United States dollars. For accounting purposes, expenses incurred in Euros are converted into United States dollars at the exchange rate prevailing on the date of each transaction. At June 30, 2005, less than 10% of our outstanding accounts payable was denominated in currencies other than the United States dollar (mainly in Euros). We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Geographic Markets

We operate our LPG carriers in the following geographic regions: the Far East, the Mediterranean, Northern Europe and South America. Since we operated four vessels in the period from October 12, 2004 to December 31, 2004, principally on spot charters, the distribution of our revenue by trade route is not material for that period. We operated nine vessels in the six-month period ended June 30, 2005, principally on time charters under which our charter customers direct the routes taken by our vessels.

Contractual Obligations

Contractual obligations as of December 31, 2004 were:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligation (1)	—	—	—	—	—
Management fees (2)	$2,847	$569	$1,139	$1,139	—
Office lease (3)	—	—	—	—	—
Vessel purchase agreements (4)	$19,000	$19,000	—	—	—
Total	$21,847	$19,569	$1,139	$1,139	—

(1)	As of December 31, 2004 we had no outstanding indebtedness. As of June 30, 2005, $50,419,500 principal amount was outstanding under the Fortis Bank loan agreement. We are obligated to repay the principal and interest under the credit facility through 2013 in 32 consecutive quarterly installments beginning in August 2005. Our quarterly installments of principal will be in an amount of $1,356,750 with a balloon installment of $7,003,500 due on the earlier of the eighth anniversary of the delivery date of the last ship or on May 30, 2013. The following principal amounts are payable by us during the periods indicated: $2,713,500 payable within one year of December 31, 2004, $10,854,000 payable between one and three years of December 31, 2004, $10,854,000 payable between three and five years of December 31, 2004, and $25,998,000 payable more than five years after December 31, 2004.

In addition, we expect to be obligated to make the following interest payments during the periods indicated: $1,740,000 payable within one year of December 31, 2004, $4,036,843 payable between one and three years of December 31, 2004, $2,965,955 payable between three and five years of December 31, 2004, and $2,854,722 payable more than five years after December 31, 2004, assuming the amortization of the loan described above and the following interest rates, taking into account our agreement with Fortis Bank to enter into an interest rate swap in connection with the aforementioned loan: 4.35% for 2005, 4.66% for 2006, 4.66% for the first two installment payments in 2007 and 4.55% for the two remaining installments in 2007 and for each subsequent period through the maturity of the loan in 2013. The initial nominal amount of the swap will be $22.5 million amortizing to $4.8 million over its six-year life commencing May 30, 2007. The swap will hedge our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but will not hedge our risk if three month LIBOR equals or exceeds 7.5%.

(2)	Under our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $390 per vessel per day for vessels not on bareboat charter. The contractual obligations are based on the existing fleet at December 31, 2004 of four vessels, and the payment of a management fee of $390 per vessel per day. Subsequent to December 31, 2004 we acquired the Gas Emperor, the Gas Arctic, the Gas Ice, the Birgit Kosan and the Gas Amazon. Following our acquisition of the ten Identified Vessels, we will have a fleet of 19 vessels, and based on the payment of a management fee of $390 per vessel per day, we expect to pay at least $2,704,650 per year to Stealth Maritime as management fees under the management agreement. We also will pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. For the year ending December 31, 2005, such compensation is expected to be in an aggregate amount of €520,000 (US $629,096 based on an exchange rate of €1.00:US$1.2098 in effect on June 30, 2005) on an annualized basis.

(3)	We lease office space from the Vafias Group. The initial lease term is three years beginning January 3, 2005 with three consecutive options to renew for a one-year term at our option. The total rent per year will be €24,000 (US$29,035, based on the exchange rate of €1.00:US$1.2098 in effect on June 30, 2005). We believe this is no more than would be incurred on an arm's length basis with an unaffiliated landlord.

(4)	The total purchase price for the two LPG carriers, the Gas Artic and the Gas Ice, covered by the vessel purchase agreements is $19.0 million of which 10%, or $1.9 million was paid by the Vafias Group in the form of deposits at December 31, 2004. Subsequent to December 31, 2004, we took delivery of both of these LPG carriers and in connection therewith the $17.1 million balance of the purchase price that was due was paid. Of that amount, $11.8 million was financed with additional indebtedness drawn down under the loan agreement with Fortis Bank and the balance with a capital contribution from our stockholder. In June 2005, we entered into agreements with the Vafias Group pursuant to which we will pay $55.4 million to acquire the Gas Cathar, the Gas Eternity, the Gas Legacy and the Gas Crystal from the Vafias Group out of the net proceeds of this offering. The purchase price for each of these vessels is payable upon delivery. The aggregate purchase price of $55.4 million represents the fair market value of these vessels at the time we agreed to acquire them. We expect the deliveries of these vessels to occur between the closing of this offering and the end of November 2005, other than with respect to the Gas Eternity which we expect will be delivered by February 2006. The delivery of each of these vessels is subject to customary conditions. See "—Subsequent Events—Gas Prodigy, Gas Oracle, Sweet Dream, Gas Chios andMarathon and "—Subsequent Events—Gas Sincerity".

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere herein.

Revenue and Expenses.    Revenue and expenses resulting from each voyage or period time charter are accounted for on an accrual basis. Period charter revenues are recognized over the term of the charter as service is provided. Period charter revenues received in advance are recorded as liabilities until charter service is rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Voyage expenses comprise commissions, bunkers and port expenses. The impact of our method of recognizing voyage costs on a pro-rata basis is not materially different from a method of recognizing such costs as incurred. We will modify our policy in future periods in the event the difference between the two methods becomes material.

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are accounted for on an accrual basis.

Impairment of long-lived assets.    We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Depreciation.    We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

Drydock costs.    Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessel is operating approximately every 30 to 60 months. Costs expected to be incurred as part of the drydock include actual costs incurred at the drydock yard, cost of fuel consumed between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard, cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock, cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock.

Allowance for doubtful accounts.    Revenue is based on contracted charter parties and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Recent Accounting Pronouncements

On January 17, 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Such interpretation addresses the consolidation of variable interest entities ("VIEs"), including special purpose entities ("SPEs"), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by us subsequent to January 31, 2003 and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003, in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN 46R"), which clarified certain complexities of FIN 46 and generally requires adoption no later than December 31, 2003 for entities that were considered SPEs under previous guidance, and no later than March 31, 2004 for all other entities. The adoption of FIN 46R did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB 25. This Statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005.

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. We are currently evaluating the impact of adopting SFAS No. 123R.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" which replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for the accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. SFAS 154 is effective for us as of January 1, 2006 and is not expected to have a material impact on our financial statements.

Subsequent Events

Gas Prodigy, Gas Oracle, Sweet Dream, Gas Chios and Marathon

In August 2005, we entered into agreements with the Vafias Group pursuant to which we will pay $54.5 million to acquire the Gas Prodigy, the Gas Oracle, the Sweet Dream, the Gas Chios and the Marathon from the Vafias Group. We will acquire the Gas Prodigy, the Gas Oracle, the Sweet Dream and the Gas Chios through the acquisition of the capital stock of their owners, which are Vafias Group affiliates. The owners' current bank debt will be repaid. We intend to finance the aggregate purchase price for these vessels, other than the Marathon, out of a portion of the net proceeds of this offering and to finance the purchase price for the Marathon with $5.25 million of the net proceeds of this offering, together with $9.75 million of indebtedness under a new credit facility that we intend to obtain. The aggregate purchase price of $54.5 million represents the fair market value of these vessels at the time we agreed to acquire them. We expect the deliveries of these vessels to occur between the closing of this offering and the end of November 2005. The delivery of each of these vessels is subject to customary conditions.

Gas Sincerity

We have reached an agreement in principle, which has not yet been reduced to writing and executed, to acquire the Gas Sincerity from a third party not affiliated with us or the Vafias Group, for $15.1 million after completion of this offering. We intend to finance the purchase price for the Gas Sincerity with $9.75 million of indebtedness under a new credit facility that we intend to obtain together with $5.35 million of cash from operations.

Payment of Dividend

We received the Gas Prophet, the Gas Tiny, the Gas Courchevel and the Gas Shanghai as well as the cash constituting the full purchase price for the Gas Emperor and a significant portion of the purchase prices for the Gas Arctic, the Gas Ice, the Birgit Kosan and the Gas Amazon, which collectively comprise our entire initial fleet, as capital contributions. Since our initial fleet has been fully leveraged, we determined to return $10.0 million of the original capital contributions we received. Accordingly, on July 4, 2005, we declared a dividend to our existing stockholder of $10.0 million which was paid on July 13, 2005 from cash on hand.

THE INTERNATIONAL GAS CARRIER MARKET

The information and data in this section relating to the international LPG carrier market has been provided by Fearnleys and is taken from Fearnleys' databases and other sources available in the public domain. Fearnleys has advised us that it accurately describes the international LPG carrier market, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Fearnleys' methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the LPG carrier market.

Introduction

Seaborne transportation of LPG involves three principal cargoes (1) liquid petroleum gases, (2) petrochemical gases or petchems, and (3) ammonia. The term LPG generally refers to all of these three principal categories.

The aforementioned types of LPG, which are transported by specialized vessels, can be subdivided into the following gases and petrochemical feedstock:

•	Liquid petroleum gases:

•	Propane;

•	Butane; and

•	Ethane.

•	Petrochemical gases:

•	Ethylene;

•	Propylene;

•	VCM (Vinyl Chloride Monomer); and

•	Butadiene.

•	Ammonia.

•	Anhydrous ammonia.

LPG carriers are commonly referred to as ships which can transport LPG, petrochemical gases and ammonia, however, only a limited number of LPG carriers are fitted to accommodate the transport of ammonia and certain petrochemical gases such as ethylene and VCM, which have characteristics that require additional design features and/or equipment on the vessels.

LPG, petrochemical gases and ammonia can be in a gaseous state under normal ambient temperatures. In order to facilitate handling, all the products are liquefied in order to reduce their volume for seaborne transportation. The method of liquefaction determines the type of gas carrier used to transport the product:

•	fully-pressurized ships carry the cargo only at ambient temperatures in tanks suitable for a maximum pressure of 17 bar (kg/cm2);

•	semi-refrigerated ships apply a combination of refrigeration and pressure, accommodating temperatures down to minus 48[o] Celsius and pressure of up to 9 bar (kg/cm2). Semi-refrigerated ships with gas plants are able to cool cargoes further down to minus 104[o] Celsius and are referred to as ethylene carriers; and

•	fully-refrigerated ships carry their cargo only in refrigerated form at temperatures down to minus 48[o] Celsius by cooling the cargo with compressors onboard.

The world fleet of LPG carriers is divided by cargo capacity measured in cubic meters (cbm) into three main segments.

•	Generally, LPG, petrochemical gases, ammonia and clean petroleum products, or CPP, are transported in fully-refrigerated vessels ranging in size from 22,000 to 85,000 cbm for long-hauls world-wide. This category can be subdivided into Medium Range Gas Carriers (22,000-49,999 cbm), Large Gas Carriers (50,000-69,999 cbm) and Very Large Gas Carriers (70,000 + cbm).

•	LPG and petrochemical gases can also be transported in semi-refrigerated or fully-pressurized vessels ranging between 8,000-21,999 cbm which trade both world-wide and regionally in Europe and in the Far East.

•	Vessels ranging between 3,000-7,999 cbm are semi-refrigerated and fully pressurized, and are primarily used in regional voyages carrying LPG and petrochemical gases in Europe, Southeast Asia, the Far East and the Caribbean.

Ships below 3,000 cbm are employed in coastal distribution and are not in significant competition with deep-sea trades.

Only a limited number of the LPG carriers have the capability of carrying ethylene and ethane, which require cooling temperatures down to –104º Celsius and –82º Celsius respectively.

Supply of Gas Carriers

The existing gas carrier fleet of over 3,000 cbm consists of 595 ships (as of June 2005 ), with a total capacity of 13.8 million cbm. The orderbook represents 31.6% of the total fleet in terms of cbm, and contains a total of 129 vessels.

Table 1 World Existing fleet 3,000+ cbm

Size in cbm	Number of vessels	% of total number of ships	Total cbm	% of Total cbm	Average age
3,000-7,999	309	51.9%	1,427,665	10.4%	14.3
8,000-21,999	100	16.8%	1,255,077	9.1%	15.9
22,000-49,999	54	9.1%	1,596,299	11.6%	14.2
50,000-69,000	27	4.5%	1,541,421	11.2%	15.9
70,000+	105	17.6%	8,220,943	60.0%	15.6
Total	595	100.0%	13,782,125	100.0%	14.8

The size groups from 22,000 cbm and above contain a large component of old tonnage (i.e. ships over 20 years of age). The total number of ships older than 20 years is as follows: 22,000-49,999 cbm = 17 ships, 50,000-69,999 cbm = 13 ships, 70,000+ cbm = 37 ships.

Scrapping of tonnage has not historically contributed to significant reduction of the fleet because seaborne gas transportation is a relatively new industry and the vessels are designed to last over 30 years with proper maintenance. In addition, technically complex vessels combined with stringent safety and operational requirements have created a high barrier of entry and an excellent safety record. Thus, age alone has not been a disqualifying factor. However, gas carriers have been faced with increased requirements from regulatory bodies, port states and charterers alike. Whereas 30 years used to be a fair economic life of a gas carrier, ships older than 20 years are now more frequently rejected by charterers and port authorities on account of age. Consequently, for the future it is expected that forced scrapping will affect the supply-side more significantly than it has in the past.

Table 2 Orderbook, 3,000+ cbm

Size in cbm	No. of ships	% of fleet	Total cbm	% of Total cbm	% ships >20 yrs
3,000-7,999	60	19.4%	320,020	22.4%	25.1%
8,000-21,999	10	10.0%	116,300	9.3%	33.2%
22,000-49,000	19	35.2%	661,000	41.4%	30.1%
50,000-69,999	—	—	—	—	46.7%
70,000+	40	38.1%	3,269,800	39.8%	34.7%
Total	129		4,362,120		35.0%

The gas carrier industry is limited by a number of factors constraining growth in supply. The current strong demand for construction of more profitable and less technically-demanding vessels, such as container ships, oil tankers, and the highly valued LNG vessels limits shipyard availability. Another constraint is the limited number of shipyards which have the expertise required to build gas carriers with the necessary sophisticated gas plant systems. Other elements such as operational and technical expertise required to operate gas carriers are also in limited supply.

The orderbook is spread-out with deliveries up to 2008, which also is the earliest delivery slot available in the current overbook shipbuilding market.

Table 3 Orderbook by year of delivery, 3,000+ cbm

Size in cbm	2005	2006	2007	2008	Grand Total
3,000-7,999	2	24	24	10	60
8,000-21,999	—	3	5	2	10
22,000-49,999	1	7	10	1	19
50,000-69,999	—	—	—	—	—
70,000+	1	7	10	22	40
Total	4	41	49	35	129

Since 2002, newbuilding prices have increased as much as 42% for a 3,000 cbm LPG carrier, and up to 64% for a 75,000 cbm LPG carrier. The sharp increase is proportional to size, with newbuilding prices for larger ships increasing the most.

Newbuilding prices – Monthly Price Development

The hike in newbuilding prices is only partially due to the increase in steel prices. The most significant contribution is the overall demand for ships in all segments.

LPG Vessel Segments and Trading Patterns.

3,000-7,999 cbm.	These are the smallest group of vessels, and are primarily composed of fully-pressurized vessels which carry LPG and petrochemical gases. There are also some semi-refrigerated vessels in the 3,000-5,000 cbm range including several 4,000 cbm ethylene-capable carriers. The trading patterns of these vessels generally consist of short-haul "cross-trading" routes, which include hauls throughout the Far East, the Mediterranean, Northwestern Europe and the Caribbean. The majority of the existing ethylene carriers are in this size segment.

8,000-21,999 cbm.	There are some fully-pressurized vessels in this size segment, however, most of the vessels between 8,000-21,999 cbm are semi- or fully-refrigerated vessels. The majority of vessels under 20,000 cbm are semi-refrigerated while the majority of vessels over 20,000 cbm are fully-refrigerated. The semi-refrigerated vessels carry mainly petrochemical gases and are involved in short cross-trades with some longer hauls, while the fully-refrigerated vessels carry LPG and ammonia, mostly on long-haul routes. These vessels usually trade Transatlantic between the Mediterranean and Northern Europe, and between the Arabian Gulf and Southeast Asia and the Far East.

22,000-49,999 cbm.	The vessels between 22,000 and 49,999 cbm are almost exclusively fully-refrigerated vessels which carry LPG and ammonia on both long-haul and cross-trade routes.

50,000-69,999 cbm.	Vessels in this size group are all fully-refrigerated and transport LPG and ammonia. Typical trading regions normally include both long-haul trades between the Arabian Gulf and the Mediterranean, and cross-trades in the North Sea and Europe. The usual ammonia trades are typically shorter cross-trades.

70,000+ cbm.	All vessels 70,000 cbm and over are fully-refrigerated and carry LPG on long-hauls trades worldwide. However, the Middle East Gulf to Japan or Korea is an important trade route and is often used as a reference when describing this market.

Pressurized Gas Carriers

Some 40% of the products carried on pressurized vessels are petrochemical gases while LPG products account for 60%. Most of the vessels are employed in only one of these markets with only 10-15% of the available fleet switching between the two. Some products, such as ammonia and VCM, require extensive cleaning, whereas other petrochemical gases usually only require purging with nitrogen. Only 10-15 ships can easily change products (grades) from one voyage to the next. Swapping from one product to the other depends on prevailing freight rates and the owners' strategy for future employment. The dominant size of pressurized ships is 3,500 cbm.

Pressurized petrochemical cargoes will typically go from the main sources in the Middle East Gulf to India or Southeast Asia, within Southeast Asia and the Far East, while pressurized LPG products are typically sourced from the Middle East and Southeast Asia to small import terminals spread across the region from East Africa to the Pacific Islands.

The following table highlights the pressurized carriers, which is a sub-set of the world gas carrier fleet:

Table 5 Pressurized Fleet (included in existing fleet) as of June 2005

Size in cbm	Number of vessels	% of total pressurized fleet	Total cbm	Average Age	% ships >20 yrs
3,000-7,999	166	91%	703,623	10	7%
8,000-21,999	6	9%	66,159	8	0%
TOTAL	172		769,782

Trends in LPG, Ammonia and Petrochemical Gas Production and Seaborne Trade

World production of LPG and petrochemical gases as well as seaborne trade have shown a strong and stable growth trend over the past decades. This growth is highly dependent on general global economic growth. The following table illustrates the historical production of LPG, ammonia and the principal petrochemical gases.

Table 6 World Production of LPG, Ammonia and Petrochemical Gases
(in million Tons)

	LPG	Ammonia	Petchems	Total	Annual change
1997	180	103	150	432
1998	183	104	159	446	3.2%
1999	190	108	171	469	5.2%
2000	199	107	180	486	3.6%
2001	203	105	185	493	1.4%
2002	208	109	192	509	3.2%
2003	209	108	199	516	1.4%
2004 Est	211	109	205	525	1.7%

Source: CMAI, Drewry

Table 7 Seaborne Trade of LPG, Ammonia and Petrochemical Gases
(in million Tons)

	LPG	Ammonia	Petchems	Total	Annual change
1997	46.5	10.9	6.1	63.5
1998	48.5	11.1	6.1	65.7	3.5%
1999	49.6	11.0	6.9	67.5	2.7%
2000	49.4	11.1	7.9	68.4	1.3%
2001	47.5	11.7	7.8	67.0	–20%
2002	48.0	11.6	7.9	67.5	0.7%
2003	49.7	12.9	8.1	70.7	4.7%
2004 Est	50.6	13.1	8.4	72.1	2.0%

Source: Fearnresearch, Drewry

Figure 8 Seaborne Trade in 2004

The proportional increase between world production and seaborne trade throughout the last eight years is shown in the tables above and demonstrates the correlation between these two parameters. Increased global production will, therefore, most likely increase seaborne trade activity. The strong growth in seaborne petrochemicals, ammonia and LPG trading will create new business opportunities for the overall gas carrier capacity.

Demand for Gas Carriers

Transportation of petrochemical gases is a fast growing market, driven primarily by industrial and consumer demand for products derived from petrochemical gases such as plastics/polymers, synthetic-based products, textiles, chemicals and rubber. LPG, on the other hand, is an associated gas, produced as a byproduct of crude oil and natural gas production, and is primarily used as fuel for transportation, residential and commercial heating/cooking, and as a feedstock for the production of petrochemicals. With expected increases in crude oil and natural gas production, LPG volumes are expected to increase significantly.

Trade statistics show that general economic growth (or the GDP) is one of the best indicators of change in demand for seaborne transportation of gas. However, increased crude oil and natural gas production (with resulting increased LPG volumes) and more trading activity may result in additional demand for seaborne transportation of gas.

Cargoes and Trading Patterns

LPG, ammonia and petrochemical gases all have different characteristics and are traded in specific areas according to the infrastructure and industrial demand of the region. Each of the gas types, its use, trade size and trading pattern is described below:

Liquefied Petroleum Gas (LPG).    LPG is produced as a byproduct either from the production of natural gas or refining of crude oil. LPG cargoes in normal gas carriers are typically ethane, propane and butane (including n-Butane and i-Butane). The primary uses of these LPGs are as fuel for transportation, residential and commercial heating, and as a feedstock for the production of petrochemicals. Large quantities of LPG are produced in the North Sea and North/West Africa as a result of natural gas production and in the Middle East, as a refining byproduct. Japan is the world's single largest importer of LPG. Europe and the United States are also important consumers and are expected to see increased imports of LPG.

Ammonia.    Ammonia is often a product of natural gas, which is separated by a pressurized cooling process. A large majority of all ammonia, 80% to 90%, is used in fertilizer production. Ammonia accounts for as much as one-fifth of all cargo carried by gas carriers, and is especially an important cargo or trade for the mid sized gas carriers. The ammonia trade begins predominantly from the Black Sea, the Baltic region, the Persian Gulf, Trinidad Tobago and Indonesia, and is usually destined for Europe, the United States, India and the Far East.

Ethane/Ethylene.    Transportation of ethane, a feedstock for petrochemical products, requires vessels capable of cooling and handling the cargo at minus 89º Celsius. Ethylene requires cooling at minus 104º Celsius. Only a few gas carriers are able to handle such cryogenic temperatures. Ethylene is derived from the cracking of petroleum feedstocks. It is used as an important ingredient in the production of a wide range of materials used in industrial and consumer items, including plastics, polyester fibers and resins, large-volume thermoplastic resins, organic chemicals, kitchen equipment, antifreeze and various products used in insulation and packing. Some 70% of global ethylene production is used in the production of various plastics and automobile parts and the balance is used in the production of antifreeze, resins and fibers. Historically, the exporting regions of ethylene have been the Middle East, Europe and Latin America. The growth in imports of ethylene has been driven primarily by economic development. European production rose by over 1 million tonnes over the last two years. India is expected to become a larger producer of ethylene, along with Malaysia, Thailand and Singapore while the Mediterranean region and China are also anticipated to increase their imports.

Petrochemicals

Propylene.    Propylene is produced as a byproduct in the making of ethylene and gasoline and is utilized in the production of consumer goods such as car components, carpets, plastic pipes and household articles for which there is typically a strong demand for in fast growing economies. Polypropylene, a derivative of propylene, accounts for over 50% of propylene usage and is used as a feedstock for plastics. Propylene is also used in the manufacture of acrylic fiber, styrofoam, pharmaceuticals and glue. Typical exporters are countries in the Middle Eastern region. Imports of propylene is dominated by the plastics industry in the Far East.

Vinyl Chloride Monomer (VCM).    VCM is produced by the cracking of ethylene dichloride and requires the input of chloride and ethylene. VCM is primarily used in the manufacturing of polyvinyl chloride, or PVC, products. Major uses include residential construction and irrigation systems. The manufacture of PVC piping accounts for 35% of the VCM produced. The balance of VCM production is used in the manufacture of such items as window frames, wires and cables. The United States is the primary exporter of VCM and Southeast Asia and Latin America are the principal importers.

Butadiene.    Butadiene is produced in the cracking of ethylene. Butadiene is primarily used in the making of plastic products for building construction and rubber for the automobile manufacturing industry. Rubber accounts for 80% of butadiene consumption. South Korea and Europe have traditionally been large exporters of butadiene, while the United Sates and the Far East have traditionally been the largest importers. Exports of butadiene from the Far East are expected to decrease as domestic demand grows. Exports from Europe are expected to be maintained in the future, but are unlikely to increase significantly. Inter-Latin American butadiene trade is expected to increase.

Planned New Construction of Production Facilities.

LPG and petrochemical gases are used in the production of a vast array of chemicals and new production technologies that allow plastic to displace metal, cotton, wood and other materials in an increasing number of end-user products. As a result, the use of LPG and petrochemical gases is expanding worldwide. The following table summarizes the expected new construction and expansion of LPG and petrochemical production facilities over the period from 2005 to 2007.

Table 9 New LPG Production Capacity

Country	Project	Capacity in million tons per year	Start-up
Angola	Sanha	0.9	2005
Guinea	Bioco Island	0.3	2005
Iran	Pars Petrochemical	0.7	2005
Libya	WLGP/AGIP	0.8	2005
	Total 2005	2.7

Indonesia	Belanak	0.5	2006
Iran	AGIP/NIOC	0.7	2006
Indonesia	Jabung	0.5	2006
Nigeria	NLNG Expansion	1	2006
Norway	Snohvit	0.9	2006
Norway	Kaarssto	0.8	2006
Norway	Mongstad	0.1	2006
	Total 2006	4.5

Indonesia	Palembang	0.3	2007
Iran	Statoil	1	2007
Qatar	Dolphin Project	1.5	2007
Qatar	Qatargas II	0.8	2007
Saudi Arabia	Khuff NGL	4.0	2007
UAE	OGD-3	2.5	2007
	Total 2007	10.1
	Total 2005-2007	17.3
Existing Capacity in 2004		211.0
2005-2007 in % of Existing Capacity		8.0%

Source: Fearnresearch, Drewry

Seaborne trade of petrochemical gases, which began in the early 1980s, has experienced a tremendous growth in both ship size and storage facility capability. The shift towards "economy of scale" has provided for more efficient handling of cargo. For example, the first generation of ethylene terminals had a storage capacity of 8,000-15,000 cbm. By the late 1980s, the maximum storage capacity of ethylene terminals had reached 30,000 cbm. New production facilities have storage capabilities of over 60,000 cbm. This trend may give room for a greater demand for the vessels.

The Charter Market

Charter rates are strongly influenced by the balance between supply, i.e. the gas carrier fleet, its cargo carrying capacity and demand for seaborne transportation of gas cargoes. Vessel values are influenced by the cost of newbuildings and the vessels ability to generate profits in the charter market. The value of an old vessel will be influenced more by its prospects to generate profits in the charter market than a new vessel, where values will also be influenced by the cost of building a similar ship and the forward delivery date. In recent months, both freight rates and newbuilding prices have increased.

The demand for gas carrier capacity is primarily determined by industrial and consumer demand for petrochemical gases and derivative products and the need to import such products by sea. Demand is affected by general economic conditions, trends in personal consumption and manufacturing, exports and imports and the capacity of chemical plants, crackers and refineries worldwide. A major contributing factor to demand is the geographical location in terms of loading and discharging ports. Longer voyages require more ship capacity than short voyages.

The net growth of gas carrier capacity is a function of the size of the existing fleet, the number of newbuildings being delivered and the scrapping of older vessels. Under efficient market conditions, this function becomes self regulating by the market demand, meaning that when freight rates fall due to low demand or due to a high number of newbuilding deliveries, older vessels are scrapped and vice-versa. The chart below indicates spot freight rate developments for the different size segments of gas carriers.

Spot Rates (excluding waiting time), monthly averages

Average spot charter rates have increased substantially over the past three years, as seen in the graph above. Freight rates for the smaller sizes, 3,200 cbm and 6,500 cbm, which are close to perfectly correlated, have gone from an annual average of $156,000 and $220,000 per month in 2002 to $226,000 and $360,000 per month in 2004, which is an increase of 45% and 63% respectively (see table below). Larger size vessels exhibit higher charter rate volatility. For example, during the same period of time, rates for vessels of over 75,000 cbm rose 96% from $465,000 to $912,000 per month.

Table 11 Annual average spot rates (USD/month)

	3,200 Semi-Ref	6,500 Semi-Ref	15,000 Semi-Ref	24,000 Fully-Ref	75,000 Fully-Ref
2000	217,000	279,000	406,000	582,000	1,023,000
2001	184,000	231,000	444,000	557,000	763,000
2002	156,000	220,000	439,000	469,000	465,000
2003	171,000	270,000	468,000	489,000	685,000
2004	226,000	360,000	570,000	607,000	912,000
2005*	281,000	471,000	677,000	672,000	959,000

*	The first seven months of 2005

Types of Charters

There are typically three types of transportation contracts:

•	Chartering of a vessel for a specified period of time;

•	Chartering a vessel to carry a specific cargo on a regular basis; and

•	Chartering a vessel to carry a specific cargo on a one-off basis.

The chartering process commences when a producer (or charterer) of petrochemical gases requests a quote for transporting a cargo or cargoes between two ports. The charterer will in most cases contact a broker which will act as a middle-man and help to identify the available fleet for the specific transport requirement. The charterer may then choose from a selection of available vessels and seek to negotiate the most favorable terms for the transportation requirements. The agreed terms are based on standard industry charterparties prepared to streamline the negotiation and documentation processes.

There are several methods of arranging a charter contract. There are four main categories or alternatives:

•	Spot basis is for the immediate hiring of a vessel and is usually for a single voyage,

•	Time charter basis is when the charterer hires a specific vessel throughout a confined period of time. The vessel owner is responsible for providing the crew and for operating costs, while the charterer is responsible for fuel and other voyage costs.

•	Contracts of affreightment (COA) is an agreement between the vessel owner and charterer to transport a specified cargo on a specified route on a regular basis. COAs function as a long-term series of spot charters, except that the owner is not required to use a specific vessel to transport the cargo, but instead may use any vessel in its fleet. COAs benefit vessel owners by providing a guaranteed level of employment over a standard trading route. An owner with an efficient fleet configuration can schedule its vessels in a triangular trading pattern in order to minimize ballast trips and idle time, thereby achieving high capacity utilization and enhancing revenues.

•	Bareboat charter is a contract to hire a vessel for a period of time with the charterer responsible for operating the vessel and paying all associated operating costs of the vessel during the charter.

A Unique Shipping Segment

Seaborne transportation of petrochemical gases is unlike other shipping segments. Whereas major industrial participants such as oil companies or other crude oil cargo owners in the tanker business are known to have some degree of coverage in terms of either long term contracts or owning ships, the producers, users and traders of petrochemical gases generally do not own or charter on a long-term basis. Gas cargo owners tend to rely on a small group of large vessel operators to provide all freight services. Such market conditions provide cargo owners flexibility in terms of quick and efficient response to changes in trading patterns, while ship owners are given an opportunity to provide transport services that are in limited competition from dedicated vessels.

Shipowners in the Gas Carrier Market

The number of participants involved in the seaborne trade of liquefied petrochemical gases is small and consists of few large and experienced operators. The largest owner, measured in cargo capacity, is Bergesen with 47 gas carriers in total, of which 22 are Very Large Gas Carriers or VLGCs. Since Japan is a major importer of LPG, several Japanese owners are also dominant players in the LPG market.

Table 12 Top 15 gas carrier owners by cbm.

Owner		No. of ships	Cbm	Av. Ship size
1	Bergesen	47	2,590,096	55,108
2	Naftomar	27	1,091,729	40,434
3	NYK	9	663,549	73,728
4	Yuyo	7	554,376	79,197
5	Kumiai Senpaku	7	537,935	76,848
6	Exmar	20	490,743	24,537
7	Sanko	6	466,427	77,738
8	KOTC	5	373,250	74,650
9	Solvang	12	341,968	28,497
10	Benelux Overseas	8	331,872	41,484
11	AP Moller	10	318,917	31,892
12	MOL	9	280,638	31,182
13	K Line	3	235,350	78,450
14	Sonatrach	4	232,890	58,223
15	Iino KK	22	200,937	9,134
	Total	196	8,710,677

Source: Drewry

Table 13
Top 5 gas carrier owners, 2-5,000 cbm.

	Owner	Cbm
1	Lauritzen	47,956
2	Hartmann Schiff	36,975
3	Cispa Gas	36,620
4	Anthony Veder	25,630
5	Far East Shipping	24,611
	Total	171,792

Table 14
Top 5 gas carrier owners, 5-8,000 cbm.

	Owner	Cbm
1	Norwegian Gas Carriers	66,151
2	Hartmann Schiff	41,667
3	Komaya Shipping	40,878
4	Lauritzen	36,518
5	Sloman Neptun Schiff	36,186
	Total	221,400

Many owners have placed their vessels into pools (a cooperative marketing venture among several owners) with other owners to increase flexibility and to optimize vessel utilization and profitability. The current largest pool of owners with vessels between 1,000-10,000 cbm is the GasChem-Gasmare pool, which controls 40 vessels. GasChem-Gasmare is controlled from Hamburg, Germany and Milan, Italy.

The somewhat larger Bergesen VLGC pool controls approximately one-third of the total VLGC fleet, which totals 30 vessels. Although smaller in size, the Bergesen Large Gas Carrier (or LGC) pool is one of the most dominant pools in the shipping industry, controlling 19 out of the 23 ships in this segment (LGC vessels typically range from 50,000-69,999 cbm).

BUSINESS

As a provider of international seaborne transportation services to LPG producers and users, we carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. We serve industrial companies and energy traders as well as national and independent energy companies such as Dow Chemical Company, Finaval SpA and Petredec Ltd. As of December 31, 2004, our fleet consisted of four liquefied petroleum gas carriers, or LPG carriers. We took delivery of a fifth LPG carrier in February 2005, an additional three LPG carriers in April 2005 and one additional LPG carrier in May 2005. Each of our vessels is owned through a separate subsidiary organized in the Marshall Islands or Malta. We intend to acquire nine additional LPG carriers for a total price of $109.9 million with a portion of the proceeds of this offering, together with additional indebtedness of $9.75 million that we intend to obtain. In addition, we have reached an agreement in principle, which has not yet been reduced to writing and executed, to acquire an additional LPG carrier, the Gas Sincerity, for $15.1 million with additional indebtedness of $9.75 million under a credit facility we intend to obtain, together with $5.35 million of cash from operations. We refer to these 10 LPG carriers as our Identified Vessels. See "Description of Indebtedness". The delivery of each of the Identified Vessels is subject to customary conditions. Following our acquisition of the Identified Vessels, our fleet of 19 vessels will have an average age of approximately 10.5 years, compared to an average age of 14.8 years for the global LPG carrier industry as of June 2005. We currently intend to acquire up to 10 vessels in addition to the Identified Vessels by the middle of 2006 with additional indebtedness, cash from our operations and a portion of the balance of the proceeds of this offering.

The following table summarizes certain information about the vessels in our combined fleet:

	Year Built	Vessel Size (cbm)	Type of LPG Carrier	Delivery Date	Employment Status	Expiration of Charter	Monthly Charter Rate
Initial Fleet
Gas Amazon	1992	6,526	fully-pressurized	May 2005	time charter	May 2006	$420,000
Gas Emperor	1995	5,013	fully-pressurized	February 2005	time charter	February 2006	350,000
Birgit Kosan	1994	5,012	fully-pressurized	April 2005	bareboat	April 2007	190,000
Gas Courchevel	1991	4,109	semi-refrigerated	November 2004	time charter	December 2005	335,000
Gas Shanghai	1999	3,526	fully-pressurized	December 2004	time charter	February 2006	275,000
Gas Prophet	1996	3,556	fully-pressurized	October 2004	time charter	January 2006	253,750
Gas Arctic*	1992	3,434	semi-refrigerated	April 2005	bareboat	April 2009	190,000
Gas Ice*	1991	3,434	semi-refrigerated	April 2005	bareboat	April 2008	174,250
Gas Tiny	1991	1,320	semi-refrigerated	October 2004	time charter	November 2006	120,000
Subtotal		35,930 cbm
Identified Vessels
Gas Cathar	2001	7,517	fully-pressurized	**	time charter	February 2006	335,000
Gas Chios	1991	6,562	fully-pressurized	**	time charter	February 2006	300,000
Marathon	1995	6,550	fully-pressurized	**	bareboat	October 2007	216,150
Sweet Dream	1997	5,018	fully-pressurized	**	bareboat	December 2005	201,500
Gas Sincerity#	2000	4,100	fully-pressurized	**	time charter	July 2006	285,000
Gas Legacy	1998	3,500	fully-pressurized	**	spot	—	—
Gas Eternity	1998	3,500	fully-pressurized	***	spot	—	—
Gas Crystal	1990	3,211	semi-refrigerated	**	spot	—	—
Gas Prodigy	1995	3,014	fully-pressurized	**	time charter	March 2006	125,000
Gas Oracle	1990	3,014	fully-pressurized	**	time charter	May 2006	118,000
Subtotal		45,986 cbm
TOTAL		81,916 cbm

*	These vessels are iceclass ships. Iceclass ships are capable of stable operations in extreme conditions and have ice-pushing capabilities.

**	We currently anticipate taking delivery of these vessels by the end of November 2005.

***	We currently anticipate taking delivery of this vessel by February 2006.

#	We have reached an agreement in principle, which has not yet been reduced to writing and executed, to acquire this vessel after completion of this offering.

All of the vessels in our initial fleet will be on period charters during the remainder of 2005, other than the Gas Courchevel, the charter for which expires in December 2005. In the future, we intend to deploy our vessels under period charters, including time and bareboat charters, which can last up to several years, and spot market charters (mainly through voyage charters and short term time charters), which generally last from one to six months, as market conditions warrant. As a result, during the time our LPG carriers are committed on period charters, we will be unable, during periods of improving charter markets, to take advantage of improved charter rates as we could if our LPG carriers were employed only on spot charters. Period charters provide predictable and stable cash flows while spot charters may generate increased profit margins during periods of improvement in LPG charter rates.

LPG Transportation

LPG is a non-renewable odorless and colorless gaseous fossil fuel that turns to liquid under moderate pressure or refrigeration. LPG products are transported in liquefied form in order to reduce their volume and facilitate their handling. LPG products are carried in different types of LPG carriers in order to maintain their necessary temperature. Liquid petroleum gas products such as butane and propane, are carried in fully-pressurized ships. Petrochemical gases such as butadiene, propylene and vinyl chloride monomer are carried in semi-refrigerated ships. Ammonia is carried in fully-refrigerated ships. Five of our LPG carriers, the Gas Amazon, Gas Emperor, Birgit Kosan, Gas Shanghai and Gas Prophet are fully-pressurized and four of our LPG carriers, the Gas Courchevel, Gas Arctic, Gas Ice and Gas Tiny are semi-refrigerated. LPG carriers range in size from very large LPG carriers (70,000 cbm and over), large LPG carriers (up to 70,000 cbm), midsize LPG carriers (up to 50,000 cbm) and small LPG carriers (up to 8,000 cbm).

We intend to expand significantly our presence in the LPG shipping industry by acquiring additional LPG carriers (in addition to the Identified Vessels) to grow our fleet and serve our customers' requirements for dependable transportation of LPG products. Specifically, we currently anticipate acquiring up to 10 vessels in addition to the Identified Vessels by the middle of 2006 with additional indebtedness, cash from our operations and a portion of the balance of the proceeds of this offering. As of June 2005, the worldwide fleet of LPG carriers had only 934 vessels with the larger fleets in the sector having approximately 20 to 25 vessels and the largest fleet consisting of 47 vessels. We believe that through acquisition of additional vessels we can become a more significant factor in the industry. All of the vessels in our initial fleet will be on period charters during the remainder of 2005, other than the Gas Courchevel, the charter for which expires in September 2005. In the future, we intend to deploy our vessels under period charters, including time and bareboat charters, and in the spot market as market conditions warrant.

Our Business Strategy

We aim to build and maintain enduring relationships with charterers of LPG carriers and to provide dependable transportation of LPG products at competitive cost. By expanding our fleet, we seek to create stockholder value by acquiring and operating second-hand LPG carriers, and possibly newbuildings of all sizes, employing them in a combination of period charter and spot charter contracts. Our financial strategy is focused on maintaining a reasonable level of leverage as compared to many of our competitors and distributing to our stockholders a portion of our annual net income as dividends.

Acquisition of Ten Identified Vessels

We have entered into agreements with the Vafias Group pursuant to which we will pay $109.9 million to acquire the Identified Vessels, other than the Gas Sincerity, from the Vafias Group. In addition, we have reached an agreement in principle, which has not yet been reduced to writing and executed, to acquire the Gas Sincerity from its current owner which is not affiliated with us or the Vafias Group, for $15.1 million. The aggregate purchase price of $109.9 million for the vessels we are acquiring from the Vafias Group represents the fair market value of those vessels at the time we agreed to acquire them. The aggregate purchase price to be paid by us for the vessels we are acquiring from the Vafias Group represents $6.6 million more than the aggregate price paid by the Vafias Group for the vessels, which reflects the appreciation in the value of those vessels since the Vafias Group agreed to acquire them. For accounting purposes, this $6.6 million difference is treated as a deemed distribution which will occur in the fourth quarter of 2005 and the first quarter of 2006. We will acquire the Gas Prodigy, the Gas Oracle, the Sweet Dream, the Gas Chios and the Gas Cathar through the acquisition of the capital stock of their owners, which are Vafias Group affiliates. The owners' current bank debt will be repaid. We expect the deliveries of the Identified Vessels to occur between the closing of this offering and the end of November 2005, other than with respect to the Gas Eternity which we expect will be delivered by February 2006. The delivery of each of the Identified Vessels is subject to customary conditions.

Competition

The world-wide LPG shipping sector is comparatively smaller than other shipping sectors, consisting of only 934 ships as of June 2005. One-hundred twenty-nine newbuildings are on order and are expected to be delivered between 2005 and 2008. Many vessel owners in the LPG shipping sector have placed their vessels in pools. Pools, which are a cooperative venture among several vessel owners, increase flexibility and optimize vessel utilization and profitability. Some of these pools focus on specific regions or markets, others trade world wide. Pools can be formidable competitors, as they are likely to attract inquiries and to have a significant influence over charterers. The dominance of pools in the LPG shipping sector may require us to consider joining a pool in the future.

Although the LPG shipping sector is characterized by smaller fleets, with the largest fleet consisting of 47 vessels, some of our competitors have larger fleets than us and in some cases, significantly larger assets than we will have. We believe the LPG shipping sector will continue to be highly competitive, driven principally by energy consumption.

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We intend to deploy our fleet between period charters, including time and bareboat charters which can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Period charters and short-term time charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge.

Vessels operating on period charter provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. As a result, during the time our LPG carriers are committed on period charters, we will be unable, during periods of improving charter markets, to take advantage of improved charter rates as we could if our LPG carriers were employed only on spot charters. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in LPG charter rates although we are then exposed to the risk of declining LPG carrier charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

Customers

Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. Our principal customer is Petredec Ltd., and our other customers include Dow Chemical Company and Finaval SpA. For the six-month period ended June 30, 2005, approximately 80% of our revenue was derived from three charterers as follows:

•	Petredec — 50%

•	Dow — 20%

•	Finaval — 10%

As a result of the acquisition of the Identified Vessels, we anticipate that in addition to the above charterers, Petrobras will also account for significant percentages of our revenues in the future.

Management of Our Fleet

We have a management agreement with Stealth Maritime with an initial term of five years, under which Stealth Maritime will be responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, we pay Stealth Maritime a management fee of $390 (based on an exchange rate of 1.00:US$1.25) per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fee of $125 (based on an exchange rate of 1.00:US$1.25) per vessel per day for each of our vessels operating on bareboat charter. The management fee will be adjusted quarterly based on the United States dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the previous calendar quarter. We will also be obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. In 2005, such compensation is expected to be in an aggregate amount of €520,000 (US$629,096, based on the exchange rate of €1.00US:$1.2098 in effect on June 30, 2005) on an annualized basis.

Stealth Maritime currently subcontracts the technical management of our fleet to either V.Ships, a ship management company based in Cyprus or to Tesma, a ship management company based in Singapore. Following this offering, Stealth Maritime will also subcontract the technical management of vessels in our fleet to Hanseatic Shipping Co. Ltd., or Hanseatic Shipping, a privately owned ship management company in Cyprus. These technical managers, which Stealth Maritime will continue to supervise, are responsible for the day-to-day activities of our fleet including the operation, crewing, maintenance and repair of our ships; they also must ensure that our fleet's operations comply with environmental and other regulatory requirements. V.Ships is an international ship management company with offices in 26 countries. It services a fleet of over 600 vessels of all major vessel types. Since 2001, V.Ships has been the largest provider of independent ship management and related marine services to the shipping industry in the world. Tesma (Singapore) is one of the technical competence centers of Tesma Holding, a Danish alliance network of professional ship management companies currently providing full technical service to over 70 vessels and providing crews to over 150 vessels. Hanseatic Shipping has more than 230 ships in management including containerships, bulk carriers, oil tankers, gas carriers, RoRo ships and multi-purpose ships. Hanseatic Shipping was the first off-shore ship management company in Cyprus and was a driving force in establishing Cyprus as a leading ship management center. The technical management agreements with V.Ships (Cyprus), Tesma (Singapore) and Hanseatic Shipping may be terminated at any time upon three months' notice.

The following chart illustrates the management of our fleet:

Crewing and Employees

As of the completion of this offering, we will have no salaried employees, although we intend to reimburse our fleet manager, Stealth Maritime, for the salaries of our CEO and CFO. Stealth Maritime will ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

V.Ships (Cyprus), Tesma (Singapore) and, following this offering, Hanseatic Shipping, are or will be responsible for the crewing of the fleet. These responsibilities include training, compensation, transportation and insurance of the crew.

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys:    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable on special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys:    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys:    Class renewal surveys, also known as special surveys, are carried out on the ship's hull, machinery, including the electrical plant, and on any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

In our experience, for vessels between 3,000 cbm and 7,999 cbm that are less than 20 years old, each instance of drydocking typically lasts between six and 15 days. We will neither incur any loss of revenues nor are we responsible for the costs in relation to special survey or drydocking of any of our vessels while they are on bareboat charter.

The following table lists the next drydockings and special surveys scheduled for our fleet:

Vessel Name	Special Survey	Drydocking
Initial Fleet
Gas Amazon	Jan. 12, 2007	Jan. 12, 2007
Gas Emperor	Nov. 16, 2009	Dec. 13, 2007
Birgit Kosan	Nov. 20, 2009	Nov. 20, 2007
Gas Courchevel	July 18, 2006	July 18, 2006
Gas Shanghai	April 30, 2009	March 22, 2007
Gas Prophet	July 30, 2006	July 30, 2006
Gas Arctic	July 5, 2007	July 2, 2007
Gas Ice	Dec. 1, 2006	Aug. 8, 2005
Gas Tiny	Aug. 30, 2006	June 23, 2006
Identified Vessels
Gas Cathar	Nov. 2006	Nov. 2006
Gas Chios	April 2006	April 2008
Marathon	Sept. 2007	March 2010
Sweet Dream	July 2007	July 2007
Gas Sincerity	July 2010	July 2008
Gas Eternity	Dec. 2008	Jan. 2007
Gas Legacy	Dec. 2008	Oct. 2006
Gas Crystal	May 2010	May 2008
Gas Prodigy	Jan. 2010	Feb. 2008
Gas Oracle	Sept. 2005	Sept. 2005

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Bureau Veritas, NKK, Det Norske Veritas, the American Bureau of Shipping and RINA SpA. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles in amounts ranging from $25,000 to $100,000.

We also arranged increased value insurance for most of the vessels. Under the increased value insurance in case of total loss of the vessel we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the Hull and Machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Legal Proceedings

To our knowledge, we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Properties

We have no freehold or leasehold interest in any real property. We lease office space from the Vafias Group. The initial lease term is three years beginning January 3, 2005 with three consecutive options to renew for a one-year term at our option. The total rent per year will be €24,000 (US$29,035 based on the exchange rate of €1.00:US$1.2098 in effect on June 30, 2005). We believe this is no more than would be incurred on an arm's length basis with an unaffiliated landlord.

Exchange Controls

Under Marshall Island law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

ENVIRONMENTAL AND OTHER REGULATIONS

Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation—International Maritime Organization ("IMO")

Our vessels are subject to standards imposed by the International Maritime Organization, or "IMO" (the United Nations agency for maritime safety and the prevention of pollution by ships). In order to operate in the navigable waters of the IMO's member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control.

In addition, we are subject to international conventions that regulate pollution in international waters and a signatory's territorial waters. Under the IMO regulations, gas carriers that comply with the IMO certification requirements are deemed to satisfy the requirements of Annex II of the International Convention for the Prevention of Pollution from Ships ("MARPOL") applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. The IMO recently revised the Annex II regulations that restrict discharges of "noxious liquid substances" during cleaning or deballasting operations. The revisions are scheduled to take effect in January 2007. As recently interpreted by the IMO at meetings in April 2005, these revisions will not impose further restriction on the types of substances gas carriers may carry under their gas carrier code certificates of fitness, nor will they require changes in the manner in which product tanks must be cleaned. In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. A plan to comply with the Annex VI regulations is already in place and will be fully effective once Annex VI comes into force. While the IMO typically phases in new requirements in a way that minimizes negative impacts on the ability of vessels to trade, there can be no guarantee that there will not be new conventions, laws or regulations that may have a material adverse effect on our business.

The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, which were adopted in July 1998 ("ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations—The United States Oil Pollution Act of 1990 ("OPA").

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants from an LPG carrier. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. Although our gas carriers will not be carrying oil in bulk as cargo, and will therefore not be subject to liability under the provisions of OPA 90 (except in the case of a discharge of fuel oil or bunkers), gas carriers are considered "vessels" for purposes of OPA financial responsibility requirements discussed below.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small amount of bunkers our vessels carry, we believe that a spill of oil from the vessels would not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would a severe effect on us and could possibly result in our insolvency.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the

OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Environmental Regulation—Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. All of our current directors, other than Mr. Vafias, are independent. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Harry N. Vafias	27	President, CEO and Class III Director
Andrew J. Simmons	50	Chief Financial Officer
Michael G. Jolliffe	55	Chairman of the Board, Class II Director
Thanassis J. Martinos	55	Class I Director
Miranda Xafa	52	Class III Director
David Milligan	58	Chartering Manager*
Nikolaos Markomichelakis	43	Operations Manager*
George Koliopoulos	53	Technical Manager*

*	Employee of our fleet manager, Stealth Maritime; primary responsibilities are to us.

The term of our Class I director expires in 2008, the term of our Class II director expires in 2007 and the terms of our Class III directors expire in 2006.

Harry N. Vafias is our President and CEO and a member of our Board of Directors. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. After graduating from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport, he commenced working at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world's largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime.

Andrew J. Simmons, our Chief Financial Officer, joined us in June 2005. Mr. Simmons has over 32 years of experience in the banking industry, with particular expertise in shipping finance. From 2002 until June 2005, Mr. Simmons served as General Manager of Heath Lambert Middle East in Bahrain and subsequently as Director at Heath Lambert (UAE) LLC in the Marine and Project Finance Division where he was responsible for overseeing the identification and development of marine finance for clients within the Dubai and Gulf regions. Mr. Simmons served as the Managing Director of Talal Al Zawawi Enterprises, a conglomerate encompassing trading, business services and retail business units in Oman, from 2000 until 2002, where he was responsible for overseeing the day-to-day operational activities of the company. From 1973 until 2000, Mr. Simmons served as Director, Manager and Vice President at a number of banks including BHF Bank and Guiness Mahon & Co. Ltd., both in the United Kingdom, Taib Bank EC in Bahrain and Mid-Med Bank PLC in Dubai and also served in the International Treasury department of Saatchi & Saatchi PLC.

Michael G. Jolliffe is Chairman of our Board of Directors. He is a director of a number of companies in shipping, oil, textiles, telecommunications and other industries. He is Deputy Chairman of Tsakos Energy Navigation, an oil and product tanker shipping company listed on the New York Stock Exchange. Mr. Jolliffe is also Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills

S.A., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. Mr. Jolliffe is a Director of Lannet S.A., Greece's second largest telephone company quoted on the Athens Stock Exchange. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an Agency Company based in Piraeus, Greece. He is also joint president of Hanjin Euorbulk Ltd., a joint venture broking company with Hanjin Shipping of Korea. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent of the Skoda Group for Trams, Buses and Trains.

Thanassis J. Martinos is a member of our Board of Directors. He has had over 35 years of experience in the shipping industry having served as Co-Managing Director of Thenamaris Ships Management, a ship management company with over three decades of experience servicing major oil companies, traders and government agencies. Since 1991, Mr. Martinos has been the Managing Director of Eastern Mediterranean Maritime Ltd., a ship management company specializing in the management of tankers and dry bulk carriers that presently operates a fleet that exceeds 2.8 million dwt. Mr. Martinos holds a B.S. in Economics from Athens University.

Miranda Xafa is a member of our Board of Directors. Ms. Xafa is currently the Alternate Executive Director at the Board of the International Monetary Fund where she serves as the representative for countries such as Italy, Greece and Portugal. She previously worked as a staff member at the International Monetary Fund where she focused on the design and monitoring of stabilization programs, focusing particularly on Latin America. Ms. Xafa also served as chief economic advisor under Prime Minister Constantin Mitsotakis in Athens, Greece from 1991 to 1993. Following her service to the Prime Minister, Ms. Xafa worked at Salomon Brothers in London, initially as an emerging markets strategist and subsequently as an Athens based market analyst covering Greek and global economic prospects. Ms. Xafa has also served as an adviser to the management of Piraeus Bank and was a director on the board of S&B Industrial Minerals, a public international group of companies listed on the Athens Stock Exchange that is primarily involved in the mining, processing and trade of industrial materials and ores. Ms. Xafa holds both a Masters degree and a Ph.D. in economics from the University of Pennsylvania. She has taught economics at the University of Pennsylvania and Princeton University and is the author of several published articles on international trade policy, the Latin American debt crisis and European monetary unification.

David Milligan is the Chartering Manager of Stealth Maritime. Mr. Milligan has had over 25 years of experience serving as Chartering Manager for a number of companies including Burmah Oil Tankers, Scanoil AS, and the Gatoil Group of Companies. From 1995 until 2004, Mr. Milligan served as the Tanker Chartering Director of the V.Ships Group, one of the world's largest provider of independent ship management and related marine services to the shipping industry, where he was in charge of the tanker department chartering all sizes of tankers including gas tankers, small and specialized chemical vessels. Mr. Milligan attended the University of London and City Polytechnic in London where he passed both his Certificate of Transport and the Institute of Chartered Shipbrokers fellowship exams. He has been a part-time lecturer at the City University of London for the past three years giving lectures on Shipping Practice for the Institute of Chartered Shipbrokers Examinations.

Nikolaos Markomichelakis is the Operations Manager of Stealth Maritime. Mr. Markomichelakis has been the Fleet and Operations Manager of Stealth Maritime since 2000 where he has acted as the Alternate DPA and Security Officer of the company's product, Aframax and VLCC tankers as well as general supervisor of the company's LPG carriers under third party management. He has had over 22 years of experience in the shipping industry having served as Chief Officer or Operator with a number of shipping companies such as Olympic Maritime S.A., Tsakos Shipping Company, Glafki (Hellas) Maritime S.A., Adriatic Tankers Shipping Co., Cardiff Marine Inc., Kristen Navigation Inc., and Larus S.A. Mr. Markomichelakis graduated from Private Nautical Academy Spirourani and Merchant Marine Academy Aspropirgos in Greece.

George Koliopoulos is the Technical Manager of Stealth Maritime. Mr. Koliopoulos has had over 33 years of experience in the shipping industry having served as a third Engineer with Sinergasia Shipbrokers Ltd. in London and as Superintendent Engineer at Varnima Corporation Int. S.A., where he was responsible for the operations, maintenance, engine and hull repairs, installations, drydockings and class surveys and claims of three tanker vessels. Mr. Koliopoulos served for 10 years with Anangel Maritime Services Inc. as both group leader to one of the company's Technical Departments and as a member of the team responsible for the final specifications, negotiations and plan approvals for the newbuilding projects of Panamax and Capesize vessels in Korea and Japan. Mr. Koliopoulos is currently the Technical Director of Stealth Maritime where he is responsible for all the technical matters concerning bulk carriers, oil tankers and all newbuildings on order in addition to negotiating specifications with shipyards for recently ordered LPG carriers in Japan. Mr. Koliopoulos attended Sunderland Polytechnic in the United Kingdom where he received a diploma in Naval Architecture and Portsmouth Polytechnic in the United Kingdom where he received a B.A. in Mechanical Engineering.

Committees of the Board of Directors

Prior to completion of this offering, we intend to establish an audit committee comprised of three independent directors which will be responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. We also intend to establish a nominating and corporate governance committee and a compensation committee, which will be responsible for establishing our executive officers' compensation and benefits, each comprised of independent directors. We intend to conform to the Nasdaq National Market listing standards on independent directors whether or not those standards would apply to us. Upon the consummation of this offering, the members of each committee will be Messers. Jolliffe and Martinos and Ms. Xafa.

Compensation of Directors and Senior Management

We did not pay any compensation to members of senior management or our directors in 2004. Beginning in the fiscal year ending December 31, 2005, non-executive directors will receive annual fees in the amount of $35,000, plus reimbursement for their out-of-pocket expenses. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. In 2005, such compensation is expected to be in an aggregate amount of €520,000(US$629,096 based on the exchange rate of €1.00:US$1.2098 in effect on June 30, 2005) on an annualized basis.

Equity Compensation Plan

Prior to the completion of this offering, we will adopt an equity compensation plan, which we refer to as the Plan. The Plan will generally be administered by the compensation committee of our board of directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our board of directors or by the compensation committee to an executive officer or any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to reprice outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, are to be determined by the plan administrator and set forth in a written award agreement with the participant.

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

The Plan permits the plan administrator to make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger,

spin-off, share exchange, dividend of common stock, liquidation, dissolution or other similar transaction or events. In addition, the plan administrator may make adjustments in the terms and conditions of any awards in recognition of any unusual or nonrecurring events. Our board of directors may, at any time, alter, amend, suspend or discontinue the Plan. The Plan will automatically terminate ten years after it has been most recently approved by our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of the date of our prospectus, and after giving effect to this offering. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class Before Common Stock Offering	Amount Owned After Common Stock Offering	Percent of Class After Common Stock Offering*
Common Stock, $.01 par value	Flawless Management Inc.**	6,000,000	100%	6,000,000	43.8%
	Harry Vafias***	6,000,000	100%	6,000,000	43.8%

*	Assumes the underwriters do not exercise their over-allotment option.

**	Our CEO, Harry Vafias, is the sole stockholder of Flawless Management Inc., a Marshall Islands company.

***	By virtue of shares owned indirectly through Flawless Management Inc.

DESCRIPTION OF INDEBTEDNESS

We have entered into a loan agreement dated March 16, 2005 with Fortis Bank (Nederland) N.V., under which it agreed to make available to us an amount of up to $54.0 million. As of June 30, 2005, $50,419,500 was outstanding under the loan agreement, which, as a result of the prepayment of the portion of the loan attributable to the Gas Prodigy described below, is the full amount we may draw under this loan. The borrowings are secured by liens on the nine ships in our fleet as of the date of this prospectus.

The agreement contains covenants requiring us and our subsidiaries to maintain specified financial ratios and satisfy financial covenants.

These financial ratios and covenants include requirements that we:

•	maintain an aggregate minimum cash balance with Fortis Bank of at least $3.0 million;

•	ensure that our ratio of our total liabilities less total stockholders' equity to total assets does not exceed 0.80 to 1.0 at any time; and

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan of at least 1.25 to 1.

As of June 30, 2005, our cash balance with Fortis Bank was $7.35 million; our ratio of our total liabilities less total stockholders' equity to total assets was 0.041 and our ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan was 2.26.

The agreement also contains customary covenants that require us to maintain adequate insurance coverage and to ensure that our vessels are in compliance with the ISM Code. We and our subsidiaries are prohibited from incurring any additional liability or obligations with other parties except for those reasonably incurred in the ordinary course of business. Additionally, we are prohibited from (i) opening or maintaining any account with another bank or financial institution without prior notification to the bank, (ii) issuing or granting any person a right to any shares in capital or reducing our issued share capital and (iii) entering into any merger, amalgamation, de-merger or any other form of reorganization.

We and our subsidiaries will be permitted to pay dividends under the agreement only for so long as the aggregate amount of the dividend payments made by us and by our subsidiaries does not exceed 50% of our excess cash flow, defined as the amount of our gross operating revenue for all our vessels less the aggregate of our principal and interest payments and our actual gross operating expenses for all our vessels in that financial year.

The interest rate under the agreement is the sum of LIBOR and a margin. The margin varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels subject to a mortgage in that period. If the ratio is equal to or lower than 60%, the interest rate will be 0.9% over LIBOR. If the ratio is higher than 60% but lower or equal to 70%, the interest rate will be 0.975% over LIBOR. If the ratio is higher than 70%, the interest rate will be 1.05% over the LIBOR. We paid a non-refundable fee of $162,000 upon the signing of the credit facility.

Although it is not one of our subsidiaries, Gaz de Brazil Inc., an affiliate of the Vafias Group and the owner of the Gas Prodigy, was originally one of the borrowers under the Fortis Bank loan agreement. In order to limit the loan with Fortis Bank solely to vessels comprising our initial fleet, the portion of the Fortis Bank loan attributable to the Gas Prodigy, i.e. $3,580,500, was prepaid on June 10, 2005. The Gas Prodigy is an Identified Vessel, and we have agreed to acquire it from the Vafias Group for a purchase price of $9.5 million, representing its fair market value at the time of such agreement.

In March 2005, we entered into an agreement with Fortis Bank to enter into an interest rate swap in connection with the aforementioned loan agreement. The initial nominal amount of the swap will be $22.5 million amortizing to $4.8 million over its six-year life commencing May 30, 2007. The swap will hedge our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but will not hedge our risk if three month LIBOR equals or exceeds 7.5%.

In addition, in order to finance a portion of the purchase price for the Marathon and to finance a portion of the purchase price for the Gas Sincerity, we may borrow $9.75 million and $9.75 million, respectively, under one or more new credit facilities that we intend to obtain. These potential new credit facilities would be secured by a security interest in the Marathon and the Gas Sincerity, respectively. We have had preliminary discussions with potential lenders, although we cannot assure you that we will obtain such financing. We may increase the size of these potential credit facilities if we identify additional vessels we have yet to identify that we would like to acquire with additional indebtedness. Such loans would be secured by a security interest in the Marathon or the Gas Sincerity, as the case may be, and any such additional vessels. If we are unable to obtain a new credit facility to fund the $9.75 million portion of the purchase prices for the Marathon and the Gas Sincerity, we intend to fund that portion of the acquisition prices from other sources, which may include a capital contribution from our current sole stockholder or cash on hand.

RELATED PARTY TRANSACTIONS

Fleet Manager

Stealth Maritime is our fleet manager and, as such, is responsible for our internal administration and for the commercial and technical management of our fleet. Stealth Maritime is a member of the Vafias Group, which has been active in shipping for over 30 years and currently manages a fleet of 30 vessels, making it one of the ten largest ship management companies in Greece. Our CEO is a member of the Vafias family, which controls the Vafias Group.

We have a management agreement with Stealth Maritime with an initial term of five years, under which Stealth Maritime will be responsible for our internal administration and the commercial and technical management of our fleet. We pay Stealth Maritime a management fee of $390 (based on an exchange rate of 1.00:US$1.25) per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fee of $125 (based on an exchange rate of 1.00:US$1.25) per vessel per day for each of our vessels operating on bareboat charter. The management fee will be adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the previous calendar quarter. We will also be obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies. We believe that the amounts we pay to Stealth Maritime are no more than amounts that we would pay to an unaffiliated ship manager. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. In 2005, such compensation is expected to be in an aggregate amount of €520,000 (US$629,096 based on the exchange rate of €1.00:US$1.2098 in effect on June 30, 2005) on an annualized basis.

Contribution of Initial Fleet

The Gas Prophet, Gas Tiny, Gas Courchevel and Gas Shanghai were acquired by the Vafias Group. In addition, the Vafias Group entered into memoranda of agreement to acquire the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Emperor and the Gas Amazon, and paid the sellers of the Gas Artic and the Gas Ice a total of $1.9 million in deposits. We financed the $50.4 million balance of the purchase prices of the Gas Arctic and the Gas Ice and of the Birgit Kosan, Gas Emperor and Gas Amazon with borrowings under the loan agreement with Fortis Bank and additional capital from our sole stockholder. The Vafias Group contributed to us, in exchange for nominal consideration, the capital stock of the companies whose subsidiaries own these nine vessels, although, as described above, we financed an aggregate of $50.4 million of the purchase price of certain of those vessels. Our sole stockholder, Flawless Management Inc., is a company entirely owned by our CEO, Harry Vafias, who is a member of the Vafias family. After this offering, Flawless Management Inc. will own 43.8% of our outstanding common stock.

In particular, we received from the Vafias Group the shares of the companies whose subsidiaries own the following vessels:

•	Leader Investments Inc., a Marshall Islands company, whose wholly owned subsidiary, VCM Trading Ltd., a Marshall Islands company, is the registered owner of the Gas Prophet;

•	Atlas Investments S.A., a Marshall Islands company, whose wholly owned subsidiary, LPGONE Ltd., a Marshall Islands company, is the registered owner of the Gas Tiny;

•	Access Consultants Co., a Marshall Islands company, whose wholly owned subsidiary, Geneve Butane Inc., a Marshall Islands company, is the registered owner of the Gas Courchevel;

•	Heather Trading S.A., a Marshall Islands company, whose wholly owned subsidiary, Matrix Gas Trading Ltd., a Marshall Islands company, is the registered owner of the Gas Shanghai;

•	Oswald Trading Limited and Celidon Investment Inc., both Marshall Islands companies, whose wholly owned subsidiary, Ventspils Gases Ltd., a Malta limited liability company, is the registered owner of the Gas Arctic;

•	Floyd Properties Co. and Aubine Services Ltd., both Marshall Islands companies, whose wholly owned subsidiary, Semichlaus Exports Ltd., a Malta limited liability company, is the registered owner of the Gas Ice;

•	Lyonet Holdings Corp., a Marshall Islands company, whose wholly-owned subsidiary, Industrial Materials, Inc., a Marshall Island corporation, is the registered owner of the Birgit Kosan;

•	Sabrina Enterprises S.A., a Marshall Islands company, whose wholly-owned subsidiary, Aracruz Trading Ltd., a Marshall Islands corporation, is the registered owner of the Gas Amazon; and

•	Alexis Shipholding S.A. and Aubine Services Ltd., both Marshall Islands companies, whose wholly-owned subsidiary, Pacific Gases Ltd., a Malta limited liability company, is the registered owner of the Gas Emperor.

Acquisition of Identified Vessels

During the six-month period ended June 30, 2005, the Sweet Dream, the Gas Chios and the Gas Oracle were acquired by the Vafias Group, in July the Gas Crystal and the Gas Cathar were acquired by the Vafias Group and in August 2005 the Gas Legacy was acquired by the Vafias Group. As a result, the Vafias Group currently owns those six vessels as well as the Gas Prodigy, which had previously been delivered to the Vafias Group. In addition, on May 6, 2005 and August 12, 2005, the Vafias Group entered into agreements to acquire, respectively the Gas Eternity and the Marathon from their respective owners, which are not affiliated with the Vafias Group. We have entered into agreements with the Vafias Group pursuant to which we will pay $109.9 million to acquire the Identified Vessels, other than the Gas Sincerity, from the Vafias Group. In addition, we have reached an agreement in principle, which has not yet been reduced to writing and executed, to acquire the Gas Sincerity from its current owner, which is not affiliated with us or the Vafias Group, for $15.1 million. We will acquire the Gas Prodigy, the Gas Oracle, the Sweet Dream, the Gas Chios and the Gas Cathar through the acquisition of the capital stock of their owners, which are Vafias Group affiliates. The owners' current bank debt will be repaid. We intend to finance the aggregate purchase price for the Identified Vessels, other than the Marathon and the Gas Sincerity,out of a portion of the net proceeds of this offering. We intend to finance the purchase price for the Marathon with $5.25 million of the net proceeds of this offering, together with $9.75 million of indebtedness under a new credit facility that we intend to obtain and to finance the purchase price for the Gas Sincerity with $9.75 million of indebtedness under a new credit facility we intend to obtain and $5.35 million of cash from operations. See "Description of Indebtedness". The aggregate purchase price of the nine Identified Vessels other than the Gas Sincerityrepresents the fair market value of these nine Identified Vessels at the time we agreed to acquire them. The aggregate purchase price to be paid by us for these nine Identified Vessels represents $6.6 million more than the aggregate price paid by the Vafias Group for the vessels, which reflects the appreciation in the value of the these vessels since the Vafias Group agreed to acquire them. We expect the deliveries of the Identified Vessels to occur between the closing of this offering and the end of November 2005, other than with respect to the Gas Eternity which we expect will be delivered by February 2006.

Payment of Dividend

We received the Gas Prophet, the Gas Tiny, the Gas Courchevel and the Gas Shanghai as well as the cash constituting the full purchase price for the Gas Emperor and a significant portion of the purchase prices for the Gas Arctic, the Gas Ice, the Birgit Kosan and the Gas Amazon, which collectively comprise our entire initial fleet, as capital contributions. Since our initial fleet has been fully leveraged, we determined to return $10.0 million of the original capital contributions we received. Accordingly, on July 4, 2005, we declared a dividend to our existing stockholder of $10.0 million which was paid on July 13, 2005 from cash on hand.

Fortis Bank Loan Agreement

Although it is not one of our subsidiaries, Gaz de Brazil Inc., an affiliate of the Vafias Group and the owner of the Gas Prodigy, was originally one of the borrowers under the Fortis Bank loan agreement. In order to limit the loan with Fortis Bank solely to vessels comprising our initial fleet, the portion of the Fortis Bank loan attributable to the Gas Prodigy, i.e. $3,580,500, was prepaid on June 10, 2005. The Gas Prodigy is an Identified Vessel, and we have agreed to acquire it from the Vafias Group for a purchase price of $9.5 million, representing its fair market value at the time of such agreement.

Our Chief Executive Officer

Harry Vafias, our CEO, does not hold any management or executive position with Stealth Maritime or any other Vafias Group affiliate, although Mr. Vafias is technically employed by Stealth Maritime and serves as our CEO under our management agreement with Stealth Maritime. Mr. Vafias does, however, have ownership interests in certain Vafias Group entities.

Office Lease

We will lease office space in Athens, Greece, from an affiliate of the Vafias Group. The initial lease term is three years beginning January 3, 2005 with three consecutive options to renew for a one-year term at our option. The total rent per year will be €24,000(US$29,035 based on the exchange rate of €1.00:US$1.2098 in effect on June 30, 2005). We believe this is no more than would be incurred on an arm's length basis with an unaffiliated landlord.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 13,700,000 shares of common stock outstanding or 14,855,000 shares if the underwriters' over-allotment option is exercised in full. Of these shares, only the 7,700,000 shares sold in this offering, or 8,855,000 shares if the underwriters' over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our "affiliates", which will be subject to the resale limitations of Rule 144 under the Securities Act. After the consummation of this offering, our existing stockholder will continue to own 6,000,000 shares of common stock which were acquired in private transactions not involving a public offering and these shares are therefore treated as "restricted securities" for purposes of Rule 144. The restricted securities held by our existing stockholder, officers and directors will be subject to the underwriters' 180-day lock-up agreement. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which would be approximately 137,000 shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Our directors and officers and our existing stockholder have agreed during the period beginning from the date of the prospectus and continuing to and including the date 180 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of any of our securities which are substantially similar to the common stock or which are convertible or exchangeable into securities which are substantially similar to the common stock, without the prior written consent of Cantor Fitzgerald & Co.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	0	Shares not locked up and eligible for sale freely or under Rule 144
180 days	6,000,000	Lock-up released; shares will be eligible for sale subject to compliance with Rule 144

Prior to this offering, there has been no public market for our common stock, and no reliable prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, of which 6,000,000 shares are issued and outstanding and fully paid, and 5,000,000 shares of blank check preferred stock, $.01 par value per share. All of our shares of stock are in registered form.

Common Stock

As of the date of this prospectus, we have 6,000,000 shares of common stock outstanding. Upon consummation of this offering, we will have outstanding 13,700,000 shares of common stock or 14,855,000 shares if the underwriters' over-allotment option is exercised in full, out of 100,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

There were 100 shares of common stock outstanding on December 22, 2004, the date our company was formed, and 100 shares of common stock outstanding on June 30, 2005. On August 26, 2005, we effected a 60,000-for-1 stock split.

Other Matters

Our Articles of Incorporation and Bylaws.    Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Dividends.    While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay regular cash dividends on a quarterly basis from our net profits, in amounts the Board of Directors may from time to time determine are appropriate. However, we may have to make provisions for vessel acquisitions and other liabilities that would reduce or eliminate the cash available for distribution as dividends. While we cannot assure you that we will do so, and subject to the limitations set forth below, we expect to declare and pay a dividend per share of $0.1875 in January 2006. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share dividend we intend to declare and pay in January 2006.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, including the loan agreement with Fortis Bank, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the LPG carrier market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Dissenters' Rights of Appraisal and Payment.    Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders' Derivative Actions.    Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents.    Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors

Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by resolution of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations

Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested stockholders," we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•	persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which the person's status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares; or

•	following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder "rights" plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders' rights:

Marshall Islands		Delaware
Stockholder Meetings
•	Held at a time and place as designated in the bylaws	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors
•	May be held within or without the Marshall Islands	•	May be held within or without Delaware
•	Notice:	•	Notice:
	• Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		• Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than 10 nor more than 60 days before the meeting
Stockholder's Voting Rights
•	Any action required to be taken by meeting of stockholders may be taken without meeting if consent is in writing and is signed by all the stockholders entitled to vote	•	Stockholders may act by written consent to elect directors
•	Any person authorized to vote may authorize another person to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy
•	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting	•	For non-stock companies, certificate of incorporation or bylaws may specify the number of members to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum

•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.	•	For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
•	The articles of incorporation may provide for cumulative voting in the election of directors	•	The certificate of incorporation may provide for cumulative voting
•	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting	•	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting
•	Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a stockholder meeting	•	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote
•	Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the stockholders of any corporation	•	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting
•	Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the stockholders, unless otherwise provided for in the articles of incorporation	•	Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides

Directors
•	Board must consist of at least one member	•	Board must consist of at least one member
•	Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board	•	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors
•	If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director	•	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate

•	Removal:		•	Removal:
	•	Any or all of the directors may be removed for cause by vote of the stockholders		• Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides
	•	If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the stockholders		• In the case of a classified board, stockholders may effect removal of any or all directors only for cause
Dissenter's Rights of Appraisal
•	Stockholder's have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares		•	With limited exceptions, appraisal rights are available for the shares of any class or series of stock of a corporation in a merger or consolidation
•	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
	•	Alters or abolishes any preferential right of any outstanding shares having preference; or
	•	Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
	•	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
	•	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Stockholder's Derivative Actions
•	An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law		•	In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law

•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
•	Reasonable expenses including attorney's fees may be awarded if the action is successful
•	Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a potential investor with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold our common stock as part of a straddle, conversion transaction or hedge, persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code of 1986, or the Code, investors that are subject to the alternative minimum tax, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

In the opinion of Watson, Farley & Williams (New York) LLP, the following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Considerations

In the opinion of Morgan, Lewis & Bockius LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and, subject to the limitations referred to above under "Tax Considerations," to holders of our common stock. In rendering this opinion Morgan, Lewis & Bockius LLP is relying upon representations that we have made to it regarding our organization, our historic, current and anticipated assets, income and activities and the ownership and trading of our shares. If any of such representations are incorrect, then the conclusions expressed herein may be adversely affected. Morgan, Lewis & Bockius LLP is rendering no opinion regarding the laws of Marshall Islands or Malta. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have no current intention of maintaining such an office. References in this discussion to "we" and "us" are to StealthGas Inc. and its subsidiaries on a consolidated basis, unless the context otherwise requires.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "United States-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports is generally considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross United States-source shipping income, unless determined to be effectively connected with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our United States-source shipping income if:

(1)	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

(2)	either

(A)	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test"; or

(B)	our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

Morgan, Lewis & Bockius LLP is rendering no opinion regarding the laws of Malta or the Marshall Islands. We believe, based on Revenue Ruling 2001-48, 2001-2 C.B. 324, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, and, in the case of Malta, an exchange of notes between the United States and Malta, 1997-1 C.B. 314, (each an "Exchange of Notes") that the Marshall Islands and Malta, the jurisdictions in which we and our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Based on advice received from Marshall Islands counsel, we believe that the Marshall Islands continues to honor the Exchange of Notes and that, since the date the Exchange of Notes was entered into, the tax law of the Marshall Islands has not changed so as to be inconsistent with the Exchange of Notes with the United States. Therefore, we believe that we will be exempt from United States federal income taxation with respect to our United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Following this offering, it may be difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, we anticipate that our common stock, which will be the sole class of our issued and outstanding stock, will be "primarily traded" on the Nasdaq National Market.

Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock will be the sole class of stock listed on the Nasdaq National Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the "5 Percent Override Rule."

For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Stockholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

We anticipate that approximately 43.8% of our shares of common stock will be owned by our existing stockholder immediately following the offering. 5% Stockholders may, either immediately following the offering or at a later time, own 50% or more of our common stock. In such circumstances, we may be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by "qualified stockholders" that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a "qualified stockholder" includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5% Override Rule.

Our CEO, the sole stockholder of our existing stockholder, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

The entities that own the Identified Vessels that we are acquiring through stock acquisitions may not qualify for the benefits of Section 883 for 2005, with the result that United States federal tax, as described below, may apply if such vessels have made or make voyages in 2005 that begin or end in the United States. We do not believe that such vessels have made such a voyage, but do not in all circumstances control whether such a voyage will be made.

To the extent the benefits of Section 883 are unavailable, our United States-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, we expect that no more than 50% of our shipping income would be treated as being derived from United States-sources, we expect that the maximum effective rate of United States federal income tax on our gross shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States-source shipping income, other than leasing income, will be considered "effectively connected" with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all (at least 90%) of our United States-source shipping income, other than leasing income, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis.

Our United States-source shipping income from leasing will be considered "effectively connected" with the conduct of a United States trade or business only if:

•	we have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

•	substantially all (at least 90 percent) of our United States-source shipping income from leasing is attributable to such fixed place of business.

For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-source shipping income will be "effectively connected" with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

As used herein, the term "United States Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of United States Holders, "financial services income" (which will be treated as "general category income" income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") should be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has recently been introduced in the United States Senate which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as "qualified dividend income" eligible for the preferential tax rates described above.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder's ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute "passive income" unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and Morgan, Lewis & Bockius LLP is not providing an opinion on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFIC status, the Internal Revenue Service or a court could disagree with our position. In addition, although we currently intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

Cash proceeds from the offering will be treated as an asset which produces passive income for purposes of determining whether we are a PFIC. Therefore, if we were unable to purchase assets which produce non-passive income with the proceeds of the offering in a timely fashion, then it is possible that we could be treated as a PFIC. However, we believe that we will be able to purchase sufficient assets which produce non-passive income with the proceeds of the offering in a fashion that will permit us to avoid being treated as a PFIC with respect to any taxable year.

Our expectation that we will not be treated as a PFIC is based in part upon our beliefs and expectations regarding the value of the vessels that we will lease on a bareboat basis relative to the value of our other assets. Should our beliefs or expectations turn out to be incorrect, then we could, in certain circumstances, be treated as a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a

"QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the qualified electing fund election described above.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

•	the amount allocated to the current taxable year would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies before January 1, 2010 while owning our common stock, such holder's successor generally will not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-United States Holders"

A beneficial owner of common stock that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a "Non-United States Holder."

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a noncorporate United States holder will be subject to information reporting requirements and backup withholding tax if such holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a holder sells our common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-United States person, under penalties of perjury, or the holder otherwise establishes an exemption. If a holder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such stockholder's income tax liability by filing a refund claim with the Internal Revenue Service.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$16,676
Printing and Engraving Expenses	250,000
Legal Fees and Expenses	750,000
Accountants' Fees and Expenses	450,000
Nasdaq Entry Fee	100,000
NASD Fee	14,668
Blue Sky Fees and Expenses	20,000
Transfer Agent's Fees and Expenses	7,500
Miscellaneous Costs	141,156
Total	$1,750,000

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated                  , 2005 among the underwriters and us, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of Shares
Cantor Fitzgerald & Co.(1)
Morgan Keegan & Company, Inc.(2)
Johnson Rice & Company L.L.C.(3)
Hibernia Southcoast Capital, Inc.(4)
HARRISdirect, LLC(5)
Total	7,700,000

(1)	110 East 59th Street, New York, NY 10022

(2)	4400 Post Oak Parkway, Suite 2670, Houston, TX 77027

(3)	639 Loyola Avenue, Suite 2775, New Orleans, LA 70113

(4)	909 Poydras Street, Suite 100, New Orleans, LA 70112

(5)	10002 Harborside Financial Center, 501 Plaza II, Jersey City, NJ 07311

Over-Allotment Option

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,155,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus less underwriting discounts and commissions. This option may be exercised at any time, and from time to time, to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

The underwriters have advised us that the underwriters propose to offer our common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $        per share. After this offering, the underwriters may change the public offering price and other offering terms.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 1,155,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.

	No Exercise	Full Exercise
Per Share
Total

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions paid by us, will be approximately $1.75 million.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market;

•	Stabilizing transactions permit bids to purchase our common stock so long as the stabilizing bids do not exceed a specified maximum;

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in this offering; and

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

We have agreed that, without the prior written consent of Cantor Fitzgerald & Co., we will not, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of or sell or grant options, rights or warrants with respect to, any of our common stock or securities convertible into or exchangeable for our common stock, for a period of 180 days from the date of this prospectus. Notwithstanding the foregoing, if (a) during the last 17 days of the 180-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (b) prior to the expiration of the 180-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, subject to a written waiver by Cantor Fitzgerald & Co.

Our executive officers, directors and our sole existing stockholder, a company controlled by our CEO, will enter into lock-up agreements under which they will agree not to, without the prior written consent of Cantor Fitzgerald & Co., directly or indirectly, offer for sale, sell, pledge or otherwise dispose of any of our common stock or securities convertible into or exchangeable for our common stock for a period of 180 days from the date of this prospectus. These restrictions will remain in effect beyond the 180-day period under the same circumstances described in the immediately preceding paragraph.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering, including certain liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Public Offering Price

There has been no public market for our common stock prior to this offering. We and the underwriters will negotiate the initial offering price. In determining the price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	our prospects for future earnings;

•	our current financial position;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial offering price.

Internet Distributions

A prospectus in electronic format may be made available on the web sites maintained by Harrisdirect, LLC, which is an underwriter participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for the sale to their online brokerage account holders. Internet distributions will be allocated by Harrisdirect, LLC on the same basis as other allocations. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders.

LEGAL MATTERS

The validity of the common stock offered by this prospectus, the matter of enforcement of judgments in the Marshall Islands and Marshall Islands tax consequences will be passed upon for us by Watson, Farley & Williams (New York) LLP. United States legal matters related to this offering will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. The underwriters have been represented by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

EXPERTS

The consolidated financial statements of StealthGas Inc. as of December 31, 2004 and for the period from October 12, 2004 to December 31, 2004 and the financial statements of the Vafias Group of LPG Carriers as of December 31, 2004 and for the period from September 9, 2004 to December 31, 2004, included in this prospectus and registration statement, have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their respective reports thereon appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The section of this prospectus entitled "The International Gas Carrier Market" and the other information in this prospectus specifically attributed to Fearnleys has been prepared by Fearnleys, a shipping industry research organization. Fearnleys has confirmed to us that it accurately describes the international gas carrier market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in that section, as indicated in Fearnleys' consent which was filed as an exhibit to the registration statement on Form F-1, of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but, will be required to furnish those proxy statements to stockholders under Nasdaq National Market rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements of StealthGas Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets – December 31, 2004 and June 30, 2005 (unaudited)	F-3
Consolidated Statements of Income for the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)	F-4
Consolidated Statements of Cash Flows for the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)	F-5
Consolidated Statements of Changes in Stockholder's Equity for the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)	F-6
Notes to the Consolidated Financial Statements	F-7
Unaudited pro forma condensed consolidated financial information of StealthGas Inc.
Pro forma condensed consolidated balance sheet	F-19
Pro forma condensed consolidated statement of income for the six-month period ended June 30, 2005	F-20
Pro forma condensed consolidated statement of income for the period from September 9, 2004 to December 31, 2004	F-21
Combined Financial statements of the Vafias Group of LPG Carriers
Combined Report of Independent Registered Public Accounting Firm	F-22
Combined Balance Sheets – December 31, 2004 and June 30, 2005 (unaudited)	F-23
Combined Statements of Income for the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)	F-24
Combined Statements of Cash Flows for the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)	F-25
Combined Statements of Changes in Stockholder's Equity for the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)	F-26
Notes to the Combined Financial Statements	F-27

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of StealthGas Inc.

We have audited the accompanying consolidated balance sheet of StealthGas Inc. and subsidiaries (the "Company") as of December 31, 2004 and the related consolidated statements of income, stockholder's equity, and cash flows for the period from October 12, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries at December 31, 2004 and the results of their operations and their cash flows for the period from October 12, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
April 8, 2005, except for Note 11 as to which the date is August 26, 2005

Athens, Greece

StealthGas Inc.
Consolidated Balance Sheets
December 31, 2004 and June 30, 2005 (unaudited)
(Expressed in United States Dollars)

	Historical
	Note	December 31, 2004	June 30, 2005	Proforma (1)
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents		—	21,217,077
Receivables from related party	3	1,075,559	—
Trade receivables, net		19,623	6,297
Inventories	4	116,291	98,872
Advances and prepayments		9,130	308,055
Total current assets		1,220,603	21,630,301
Non current assets
Advances for vessels acquisitions	5	1,905,282	—
Vessels, net	6	29,385,182	80,840,220
Deferred finance charges		—	151,258
Total non current assets		31,290,464	80,991,478
Total assets		32,511,067	102,621,779
Liabilities and Stockholders' Equity
Current liabilities
Payable to related parties	3	—	589,416
Trade accounts payable		410,398	557,676
Other accrued liabilities	7	286,125	452,594
Deferred income	8	476,413	1,002,591
Current portion of long-term debt	9	—	5,427,000
Total current liabilities		1,172,936	8,029,277
Non current liabilities
Derivative liability	10	—	389,300
Long-term debt	9	—	44,992,500
Total liabilities		1,172,936	53,411,077
Stockholders' equity
Common stock 6,000,000 shares authorized and outstanding with a par value of $.01	11	60,000	60,000	60,000
Additional paid-in capital	12	31,018,456	44,841,528	44,841,528
Retained earnings/(accumulated deficit)		259,675	4,309,174	(5,690,826)
Total stockholders' equity		31,338,131	49,210,702	39,210,702
Total liabilities and stockholders' equity		32,511,067	102,621,779	92,621,779

(1)	Gives effect to the payment to our sole stockholder, Flawless Management Inc., of a dividend of $10,000,000 on July 13, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated statements of income
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

	Notes	December 31, 2004	June 30, 2005
			(unaudited)
Revenues
Voyage revenues		1,455,551	9,592,605
Expenses
Voyage expenses	14	337,180	383,450
Vessels' operating expenses	14	564,184	2,435,771
Management fees	3	81,120	388,615
General and administrative expenses	12	35,100	234,280
Depreciation	6	174,086	1,334,219
Total expenses		1,191,670	4,776,335
Income from operations		263,881	4,816,270
Other revenues and (expense)
Interest and finance costs, net		—	(562,157)
Loss on derivative		—	(389,300)
Interest income		46	189,233
Foreign exchange loss		(4,252)	(4,547)
Other expenses, net		(4,206)	(766,771)
Net income		259,675	4,049,499
Earnings per share, basic and diluted	13	0.04	0.67
Weighted average number of shares, outstanding	13	6,000,000	6,000,000
Pro Forma Earnings Per Share (unaudited) (1)			0.30
Pro Forma Weighted Average Shares Outstanding (unaudited)			13,700,000

(1)	Pro forma earnings per share gives effect to our issuance of shares at an assumed offering price of $15.00 per share (representing the mid-point of the range set forth on the cover of this prospectus), reflecting that number of shares sufficient to fund the dividend to our sole stockholder existing immediately prior to this offering assuming the underwriters have not exercised their over-allotment option.

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated statements of cash flows
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

	Note	December 31 2004	June 30, 2005
			(unaudited)
Cash flows from operating activities
Net income for the period		259,675	4,049,499
Items included in net income not affecting cash flows:
Depreciation and amortization		174,086	1,344,961
Non cash general and administrative expenses	12	35,100	195,000
Loss on derivative		—	389,300
Changes in operating assets and liabilities:
(Increase) decrease in receivable from related party		(1,075,559)	1,075,559
(Increase) decrease in trade receivables		(19,623)	13,326
(Increase) decrease in inventories		(116,291)	17,419
(Increase) in advances and prepayments		(9,130)	(298,925)
Increase in payable to related parties		—	589,416
Increase in trade accounts payable		410,398	147,278
Increase in other accrued liabilities		286,125	166,469
Increase in deferred income		476,413	526,178
Net cash provided by operating activities		421,194	8,215,480
Cash flows from investing activities
Advances for vessels acquisitions		(1,905,282)	—
Acquisition of vessels		(29,559,268)	(50,883,975)
Net cash used in investing activities		(31,464,550)	(50,883,975)
Cash flows from financing activities
Common stock		60,000	—
Additional paid-in capital		30,983,356	13,628,072
Deferred finance charges		—	(162,000)
Loan repayment		—	(3,580,500)
Proceeds from long-term debt		—	54,000,000
Net cash provided by financing activities		31,043,356	63,885,572
Net Increase in cash and cash equivalents		—	21,217,077
Cash and cash equivalents at beginning of period		—	—
Cash and cash equivalents at end of period		—	21,217,077
Supplemental Cash Flow Information:
Cash paid during the period for:
Interest payments		—	428,150

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated statements of changes in stockholder's equity
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

	Comprehensive Income	Common stock Number of Shares (Note 11)	Amount (Note 11)	Additional Paid-in Capital (Note 12)	Retained Earnings	Total
Balance, October 12, 2004	—	—	—	—	—	—
Common stock	—	6,000,000	60,000	—	—	60,000
Additional Paid-in Capital	—	—	—	30,983,356	—	30,983,356
Paid-in capital/contributed
Services	—	—	—	35,100	—	35,100
Net income for the period	259,675	—	—	—	259,675	259,675
Comprehensive income	259,675	—	—	—	—	—
Balance, December 31, 2004		6,000,000	60,000	31,018,456	259,675	31,338,131
Additional Paid-in Capital (unaudited)	—	—	—	13,628,072	—	13,628,072
Paid-in capital/contributed Services (unaudited)	—	—	—	195,000	—	195,000
Net income for the period (unaudited)	4,049,499	—	—	—	4,049,499	4,049,499
Comprehensive income (unaudited)	4,049,499	—	—	—	—	—
Balance, June 30, 2005 (unaudited)		6,000,000	60,000	44,841,528	4,309,174	49,210,702

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

1.    Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the "Company") which, as of June 30,2005 owns a fleet of nine liquefied petroleum gas carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004. As of December 31, 2004, under the direction of Stealth Maritime Corporation S.A. the shareholders of the vessel owning companies contributed all of their issued and outstanding shares of common stock to StealthGas Inc. and StealthGas Inc. became the sole owner of all the outstanding shares of all the subsidiaries mentioned in note 1a. below. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was, indirectly, wholly owned by and under the common control of the Vafias Group prior to the transfer of ownership of the companies to StealthGas Inc. Accordingly, the consolidated financial statements of the Company have been presented as if the ship-owning companies were consolidated subsidiaries of the Company as of the dates indicated and using the combined historical carrying costs of the assets and the liabilities of the ship-owning companies listed below:

(a)	Ship-owning companies with vessels in operation:

Name of Company	Vessel Name	Acquisition Date	D.W.T.
VCM Trading Ltd.	Gas Prophet	October 12, 2004	2,999.28
LPGONE Ltd.	Gas Tiny	October 29, 2004	1,679.96
Geneve Butane Inc	Gas Courchevel	November 24, 2004	4,380.00
Matrix Gas Trading Ltd.	Gas Shanghai	December 07, 2004	3,044.64
Pacific Gases Ltd.	Gas Emperor	February 02, 2005	5,599.44
Semichlaus Exports Ltd.	Gas Ice	April 07, 2005	3,590.00
Ventspils Gases Ltd.	Gas Arctic	April 07, 2005	3,590.00
Industrial Materials Inc.	Birgit Kosan	April 11, 2005	5,589.76
Aracruz Trading Ltd.	Gas Amazon	May 20, 2005	5,105.00

At June 30, 2005, five of the above vessels were flying the Marshall Islands flag, two were flying the Malta flag, one the Panama flag and one the Cyprus flag.

(b)	Companies incorporated for vessels to be acquired:

Baroness Holdings Inc.
Stellar Management Limited
Iceland Limited
Fine Tuning Inc.
Northern Yield Shipping Limited
OxfordGas Ltd.
Ocean Blue Limited
Balcan Profit Limited

The Company's vessels are managed by Stealth Maritime Corporation S.A. - Liberia (the "Manager"), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 3).

During 2004 and the second quarter of 2005, six charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

Charterer	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
A	31%	—
B	19%	—
C	14%	20%
D	12%	—
E	—	50%
F	—	10%

2.    Significant Accounting Policies

Principles of Consolidation:    The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of the StealthGas Inc. and its wholly owned subsidiaries referred to in note 1a. above. All significant inter-company balances and transactions have been eliminated upon consolidation.

Interim Financial Information (Unaudited):    The interim financial statements for the six-month period ended June 30, 2005 have been prepared by the Company, without audit, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. The results of operations for the six-month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates:    The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income:    The Company follows the provisions of Statement of Financial Accounting Standards No. 130 "Statement of Comprehensive Income" (SFAS 130) which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for the periods presented.

Foreign Currency Translation:    The functional currency of the Company and each of its subsidiaries is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Trade Receivables:    The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2004 and for the six-month period ended June 30, 2005, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts is required at December 31, 2004 and June 30, 2005.

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

Trade Accounts Payable:    The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

Segmented Reporting:    The Company has determined that it operates in one reportable segment, the sea transportation of liquefied gas.

Inventories:    Inventories consist of bunkers (for vessels under voyage charter) and lubricants. The cost is determined by the first-in, first-out method. The Company considers victualling and stores as being consumed and therefore no inventories are taken at the balance sheet date.

Vessels' Cost:    Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

Impairment of Long-lived Assets:    The Company adopts SFAS No.144 "Accounting for the Impairment or Disposal of Long-lived Assets" in 2004, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. As all the Company's vessels are recently acquired, management believes that no review for impairment loss is required at December 31, 2004 and June 30, 2005.

Vessels' Depreciation:    The cost of each of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company's vessels to be 30 years from the date of their construction.

Accounting for Special Survey and Dry-docking Costs:    Special survey and dry-docking costs and all non-capitalizable repair and maintenance expenses are expensed in the year incurred.

Financing Costs:    Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. (The amortization of financing costs amounted to $10,742 is included in Interest and finance costs, net in the accompanying consolidated income statements). Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations – Crew:    The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.

Accounting for Revenue and Expenses:    Revenue and expenses resulting from each voyage or time charter are accounted for on an accrual basis. Time charter revenues are recognized over the term of the charter as service is provided. Time charter revenues received in advance are recorded as liabilities until charter service is rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Voyage costs comprise commissions, bunkers and port expenses. The impact of this method of recognizing voyage costs on a pro-rata basis is not materially different from a method of recognizing such costs as incurred.

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are accounted for on an accrual basis.

Earnings per Share:    Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding at December 31, 2004 and June 30, 2005.

Income Taxes:    The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do net levy tax on income, but rather a tonnage tax on the vessel. (Note 15)

Derivatives:    The SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company had no derivatives as of December 31, 2004. At June 30, 2005, there was an interest rate swap outstanding with an approximate fair value of $389,300 (liability). Changes in the estimated fair value of that instrument are recognized in the statement of income.

Recent Accounting Pronouncements:    On January 17, 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Such Interpretation addresses the consolidation of variable interest entities ("VIEs"), including special purpose entities ("SPEs"), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by the Company subsequent to January 31, 2003 and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003, in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN 46R"), which clarified certain complexities of FIN 46 and generally requires adoption no later than December 31, 2003 for entities that were considered SPEs under previous guidance, and no later than March 31, 2004 for all other entities. The adoption of FIN46R did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB 25. This Statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005.

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.

For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. The Company is currently evaluating the impact of adopting SFAS No. 123R.

3.    Transactions with Related Party

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $390 or $125 if the vessel is on bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel. For the period ended December 31, 2004, a total amount of $18,174 ($119,908 for the six-month period ended June 30, 2005 – unaudited) was included as voyage expenses and $81,120 ($388,615 for the six-month period ended June 30, 2005 – unaudited) as operating expenses.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels. For the period ended December 31, 2004, an amount of $292,750 ($522,500 for the six-month period ended June 30, 2005 - unaudited) was capitalized to the cost of the vessels.

The Manager has subcontracted the technical management of the vessels to two unaffiliated ship-management companies, V.Ships Limited ("V.Ships") and Tesma Singapore Pte Ltd ("Tesma"). V.Ships and Tesma provide technical management to the Company's vessels for a fixed annual fee per vessel. Such fees for the period ended December 31, 2004, amounted to $53,988 ($238,407 for the six-month period ended June 30, 2005 - unaudited) and are included in the total management fee of $81,120 ($388,615 for the six-month period ended June 30, 2005 - unaudited).

The Manager maintained and handled the cash generated from the vessels' operations up to March 21, 2005. Subsequently, bank accounts were opened in the name of StealthGas Inc. for all the vessels owned. The current account balance with the Manager at December 31, 2004 was a receivable of $1,075,559 (a payable of $211,385 for the six-month period ended June 30, 2005 - unaudited) which represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.

The Company has a balance payable of $378,031 at June 30, 2005 (unaudited) to Gaz de Brazil Inc., a company under common control. The Company has collected cash from time charter, on behalf of Gaz de Brazil Inc.

4.    Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Bunkers	52,073	—
Lubricants	64,218	98,872
Total	116,291	98,872

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

5.    Advances for Vessels Acquisitions

The amount shown in the accompanying consolidated balance sheets, relating to advances for vessels acquisitions of $1,905,282 at December 31, 2004, was transferred to vessels in the period ended June 30, 2005 as the vessels were acquired.

6.    Vessels

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, opening	—	—	—
Acquisitions	29,559,268	—	29,559,268
Depreciation for the period	—	(174,086)	(174,086)
Balance, December 31, 2004	29,559,268	(174,086)	29,385,182
Acquisitions (unaudited)	52,789,257	—	52,789,257
Depreciation for the period (unaudited)	—	(1,334,219)	(1,334,219)
Balance, June 30, 2005 (unaudited)	82,348,525	(1,508,305)	80,840,220

On October 12, 2004, the Company acquired the vessel Gas Prophet for a total cost of $8,486,549. Included in this amount are brokerage commissions of $ 84,000 and pre-delivery expenses of $86,549.

On October 29, 2004, the Company acquired the vessel Gas Tiny for a total cost of $1,310,488. Included in this amount are brokerage commissions of $12,250 and pre-delivery expenses of $85,488.

On November 24, 2004, the Company acquired the vessel Gas Courchevel for a total cost of $9,806,677. Included in this amount are brokerage commissions of $97,500 and pre-delivery expenses of $56,677.

On December 7, 2004, the Company acquired the vessel Gas Shanghai for a total cost of $9,955,554. Included in this amount are brokerage commissions of $99,000 and pre-delivery expenses of $55,554.

On February 2, 2005, the Company acquired the vessel Gas Emperor for a total cost of $11,529,927. Included in this amount are brokerage commissions of $115,000 and pre-delivery expenses of $29,927 (unaudited).

On April 7, 2005, the Company acquired the vessel Gas Ice for a total cost of $9,599,098. Included in this amount are brokerage commissions of $95,000 and pre-delivery expenses of $4,098 (unaudited).

On April 7, 2005, the Company acquired the vessel Gas Arctic for a total cost of $9,609,202. Included in this amount are brokerage commissions of $95,000 and pre-delivery expenses of $14,202(unaudited).

On April 11, 2005, the Company acquired the vessel Birgit Kosan for a total cost of $12,633,388. Included in this amount are brokerage commissions of $125,000 and pre-delivery expenses of $8,388 (unaudited).

On May 19, 2005, the Company acquired the vessel Gas Amazon for a total cost of $9,417,642. Included in this amount are brokerage commissions of $92,500 and pre-delivery expenses of $75,142 (unaudited).

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

7.    Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Interest on long-term debt	—	98,712
Lease expense	—	15,600
Vessels' operating and voyage expenses	286,125	338,282
Total	286,125	452,594

8.    Deferred Income

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Voyage in progress	59,158	—
Hire received in advance	417,255	1,002,591
Total	476,413	1,002,591

9.    Long-term Debt (unaudited)

In March 2005, the Company entered into a $54,000,000 loan agreement with Fortis Bank (the "Fortis Loan"). On June 10, 2005, an amount of $3,580,500 was repaid, leaving an outstanding balance of $50,419,500. The term loan can be drawn down in up to ten tranches subject to the vessel's delivery schedule on or before May 30, 2005 and is repayable in 32 equal consecutive quarterly installments from August 2005 through May 2013, of $1,356,750 plus a balloon payment of $7,003,500 payable together with the last installment. The term loan charges interest at LIBOR plus a margin and is secured by a first priority mortgage over the vessels involved plus the assignment of the vessels' insurances, earnings and the vessels' operating and retention accounts.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 125% of the amount outstanding under the term loan, to maintain minimum cash balances of $3 million at all times, and that the leverage of the company should never exceed the level of 80%. There are also restrictions on the payment of dividends.

The amount outstanding at June 30, 2005 of $50,419,500 bore an average interest rate (including the margin) of 4.0547%.

Bank loan interest expense for the six-month period ended June 30, 2005 amounted to $526,862 and is included in Interest and finance costs, net in the accompanying consolidated statements of income.

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

The annual principal payments to be made after June 30, 2005 are as follows:

One year period ended June 30	Amount
2006	5,427,000
2007	5,427,000
2008	5,427,000
2009	5,427,000
2010	5,427,000
Thereafter	23,284,500
Total	50,419,500

10.    Interest Rate Swap Agreement (unaudited)

On March 31, 2005, the Company entered into an agreement to enter into an interest rate swap on the term loan. The initial amount of the swap was $22,549,000 amortizing to $4,764,250 over its six-year life commencing May 30, 2007. If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate will be the United States dollar three month LIBOR. As of June 30, 2005, the estimated fair value of the instrument was $389,300 (liability).

11.    Common Stock

On August 26, 2005, the Company effected a 60,000-for-one stock split. All share and per share data give retroactive effect to the stock split. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

12.    Additional Paid-in Capital

The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents payments made by the stockholders for the acquisitions of the Company's vessels.

Included in paid-in capital is the value of executive management services provided through the management agreement with Stealth Maritime S.A. to the Company, as well as the value of the lease expense for the office space that are provided to the Company at no extra charge by Stealth Maritime S.A. The value of the above services is estimated at $35,100 for the period ended December 31, 2004 and $195,000 (excluding office space) for the six-month period ended June 30, 2005 (unaudited) and is recorded as general and administrative expenses in the accompanying consolidated statements of income and as a contribution to paid-in capital in the related accompanying statements of changes in stockholders' equity.

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

13.    Earnings per Common Share

Basic and diluted earnings per common share are computed as follows:

	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Income:
Net income for the period available to common stockholders	259,675	4,049,499
Basic earnings per share:
Weighted average common shares – outstanding	6,000,000	6,000,000
Diluted earnings per share:
Weighted average common shares – diluted	6,000,000	6,000,000
Basic earnings per share:	0.04	0.67
Diluted earnings per share:	0.04	0.67

14.    Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

Voyage Expenses	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Port expenses	83,672	28,452
Bunkers	182,650	15,998
Commissions charged by third parties	49,684	217,546
Commissions charged by related party	18,174	119,908
Other voyage expenses	3,000	1,546
Total	337,180	383,450

Vessels' Operating Expenses	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Crew wages and related costs	326,222	1,406,617
Insurance	39,728	192,517
Repairs and maintenance	25,408	227,930
Spares and consumable stores	139,218	443,283
Miscellaneous expenses	33,608	165,424
Total	564,184	2,435,771

15.    Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statement of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

Company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement.

In addition, upon completion of the public offering of the Company's shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship-operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

16.    Financial Instruments

The principal financial assets of the Company consist of accounts receivable due from charterers and related party. The principal financial liabilities of the Company consist of accounts payable due to suppliers, related party and the loan repayable to the bank. The recorded value of all of the Company's financial assets and liabilities approximate their fair value due to their short-term nature and the variable interest rate of the loan.

17.    Commitments and Contingencies

•	From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any current legal proceedings or claims.

•	In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminates in January 2008. Rental expense for the period January 3 through June 30, 2005 was $15,600. Future rental commitments were payable as follows:

Amount (Unaudited)
January 2006	31,200
January 2007	31,200
January 2008	31,200
Total	93,600

•	On June 20, 2005, the Company entered into memoranda of agreement with related parties, to acquire the Gas Cathar, the Gas Chios, the Gas Prodigy, the Sweet Dream, the Gas Eternity, the Gas Legacy, the Gas Crystal and the Gas Oracle for a total purchase price of $94.9 million. The purchase price for each of these vessels is due upon delivery of the vessels, which is expected to be prior to November 30, 2005.

StealthGas Inc.
Notes to the consolidated financial statements
For the period from October 12, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

18.    Subsequent Events (Unaudited)

•	On July 04, 2005, the Company proposed and approved a dividend to its sole shareholder of $10 million which was paid on July 13, 2005.

•	On August 15th 2005, the Company entered into an agreement with the related party to acquire the vessel Marathon for a purchase price of $15.0 million. The payment of the agreed price is due upon the delivery of the vessel which is expected to be no later than November 10th 2005.

•	On August 26, 2005, the Company terminated the memoranda of agreement with respect to the Gas Prodigy, the Gas Oracle, the Sweet Dream and the Gas Chios and entered into stock purchase agreements with Gaz de Brazil Inc., Independent Trader Ltd., Empire Spirit Ltd. and Continent Gas Inc., the owners of, respectively, the Gas Prodigy, the Gas Oracle, the Sweet Dream and the Gas Chios, for an aggregate purchase price of $39.5 million, the same aggregate purchase price that was to be paid under the terminated memoranda of agreements.

•	On September 6, 2005, an addendum to the memorandum of agreement was signed changing the delivery date of the Gas Eternity from no later than November 30, 2005 to no later than February 28, 2006.

•	On October 3, 2005, the Company terminated the memorandum of agreement with respect to the Gas Cathar and entered into a stock purchase agreement with Jungle Investment Inc., the owner of the Gas Cathar, for a purchase price of $19.98 million, the same purchase price that was to be paid under the terminated memorandum of agreement.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION OF STEALTHGAS INC.

As discussed further in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels before their Acquisition, the Gas Prodigy, Gas Oracle, Sweet Dream, and Gas Chios were acquired by Gaz de Brazil Inc., Independent Trader Ltd., Empire Spirit Limited, and Continent Gas Inc., all affiliates of the Vafias Group, from unrelated parties on October 15, 2004, April 26, 2005, May 31, 2005, and May 20, 2005, respectively. Gaz de Brazil Inc., Independent Trader Ltd., Empire Spirit Limited, and Continent Gas Inc. (the "Vafias Group of LPG Carriers") will be acquired by the Company with a portion of the proceeds of the offering. The Company and the Vafias Group of LPG Carriers are entities that are commonly controlled by the Vafias Group. Due to these relationships and the common control therein, the acquisition of the Vafias Group of LPG Carriers by the Company, once consummated, will be accounted for as a combination of entities under common control in a manner similar to a pooling of interests. Such accounting will result in the retroactive restatement of the historical financial statements of the Company as if the Vafias Group of LPG Carriers were consolidated subsidiaries of the Company for all periods presented. This conclusion is based on the guidance in FASB Statement No. 141 "Business Combinations" and EITF 02-05 "Definition of Common Control' in Relation to FASB Statement No. 141."

The following unaudited pro forma condensed consolidated financial information has been prepared by our management and are based on the historical financial statements of (i) the Company and (ii) the Vafias Group of LPG Carriers., the owners of Gas Prodigy, Gas Oracle, Sweet Dream and Gas Chios. The unaudited pro forma condensed consolidated financial information gives retroactive effect to the acquisition of the Vafias Group of LPG Carriers by the Company, as if the Vafias Group of LPG Carriers were a consolidated subsidiaries of the Company for all periods presented.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial position will be for future periods.

The unaudited pro forma condensed consolidated financial information should be read together with the historical financial statements of StealthGas Inc. and combined historical financial statements of the Vafias Group of LPG Carriers and the related notes, each included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

StealthGas Inc.
Unaudited pro forma condensed consolidated balance sheet
As of June 30, 2005
(Expressed in United States Dollars)

	StealthGas Inc.	Vafias Group of LPG Carriers	Elimination Adjustments	Pro Forma
Assets
Current assets
Cash and cash equivalents	21,217,077	368,636		21,585,713
Short-term investments	—	168,811		168,811
Receivables from related party	—	378,031	(378,031) (1)	—
Trade receivables, net	6,297	50,363		56,660
Inventories	98,872	92,475		191,347
Advances and prepayments	308,055	5,925		313,980
Restricted cash	—	620,631		620,631
Total current assets	21,630,301	1,684,872	(378,031)	22,937,142
Non current assets
Vessels, net	80,840,220	38,608,930		119,449,150
Deferred finance charges	151,258	42,000		193,258
Total non current assets	80,991,478	38,650,930		119,642,408
Total assets	102,621,779	40,335,802	(378,031)	142,579,550
Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	589,416	1,584,902	(378,031) (1)	1,796,287
Trade accounts payable	557,676	270,519		828,195
Other accrued liabilities	452,594	340,564		793,158
Fair value of acquired time charter	—	1,683,813		1,683,813
Deferred income	1,002,591	67,234		1,069,825
Current portion of long-term debt	5,427,000	1,100,000		6,527,000
Total current liabilities	8,029,277	5,047,032	(378,031)	12,698,278
Non current liabilities
Derivative liability	389,300	—		389,300
Long-term debt	44,992,500	12,900,000	—	57,892,500
Total liabilities	53,411,077	17,947,032	(378,031)	70,980,078
Stockholders' equity
Common stock 6,000,000 shares authorized and outstanding with a par value of $.01	60,000	—		60,000
Additional paid-in capital	44,841,528	21,707,600		66,549,128
Retained earnings	4,309,174	681,170		4,990,344
Total stockholders' equity	49,210,702	22,388,770		71,599,472
Total liabilities and stockholders' equity	102,621,779	40,335,802	(378,031)	142,579,550

(1)	To eliminate the related party receivable and payable for cash collected by the Company on behalf of Gaz de Brazil Inc., one of the companies in the Vafias Group of LPG Carriers.

StealthGas Inc.
Unaudited pro forma condensed consolidated statement of income
For the six-month period ended June 30, 2005
(Expressed in United States Dollars)

	StealthGas Inc.	Vafias Group of LPG Carriers	Pro Forma
Revenues
Voyage revenues	9,592,605	2,104,374	11,696,979
Expenses
Voyage expenses	383,450	101,281	484,731
Vessels' operating expenses	2,435,771	834,709	3,270,480
Dry-docking costs	—	229,491	229,491
Management fees	388,615	116,585	505,200
General and administrative expenses	234,280	—	234,280
Depreciation	1,334,219	336,541	1,670,760
Total expenses	4,776,335	1,618,607	6,394,942
Income from operations	4,816,270	485,767	5,302,037
Other revenues and (expense)
Interest and finance costs, net	(562,157)	(76,070)	(638,227)
Loss on derivatives	(389,300)	—	(389,300)
Interest income	189,233	86	189,319
Foreign exchange gain	(4,547)	(146)	(4,693)
Other expenses, net	(766,771)	(76,130)	(842,901)
Net income	4,049,499	409,637	4,459,136
Earnings per share, basic and diluted	0.67	1,024.09	0.74
Weighted average number of shares, outstanding	6,000,000	400	6,000,000

StealthGas Inc.
Unaudited pro forma condensed consolidated statement of income
For the period ended December 31, 2004
(Expressed in United States Dollars)

	StealthGas Inc.	Vafias Group of LPG Carriers	Pro Forma
Revenues
Voyage revenues	1,455,551	592,455	2,048,006
Expenses
Voyage expenses	337,180	4,023	341,203
Vessels' operating expenses	564,184	194,826	759,010
Dry-docking costs	—	—	—
Management fees	81,120	30,420	111,540
General and administrative expenses	35,100	—	35,100
Depreciation	174,086	90,372	264,458
Total expenses	1,191,670	319,641	1,511,311
Income from operations	263,881	272,814	536,695
Other revenues and (expense)
Interest and finance costs, net	—	—	—
Interest income	46	1	47
Foreign exchange loss	(4,252)	(1,282)	(5,534)
Other expenses, net	(4,206)	(1,281)	(5,487)
Net income	259,675	271,533	531,208
Earnings per share, basic and diluted	0.04	2,715	0.09
Weighted average number of shares, outstanding	6,000,000	100	6,000,000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of the Vafias Group of LPG Carriers

We have audited the accompanying combined balance sheet of the Vafias Group of LPG Carriers as defined in Note 1 to the accompanying financial statements (the "Company") as of December 31, 2004 and the related combined statements of income, stockholder's equity, and cash flows for the period from September 9, 2004 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and the results of its operations and its cash flows for the period from September 9, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

April 8, 2005
Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

Vafias Group of LPG Carriers
Combined Balance Sheets
December 31, 2004 and June 30, 2005 (unaudited)
(Expressed in United States Dollars)

		December 31, 2004	June 30, 2005
	Notes		(UNAUDITED)
Assets
Current assets
Cash and cash equivalents		—	368,636
Short-term investment	3	—	168,811
Trade receivables, net		—	50,363
Receivable from related party	4	86,912	378,031
Inventories	5	8,555	92,475
Advances and prepayments		—	5,925
Restricted cash		—	620,631
Total current assets		95,467	1,684,872
Non current assets
Vessel, net	6	8,010,836	38,608,930
Deferred finance charges		—	42,000
Total non current assets		8,010,836	38,650,930
Total assets		8,106,303	40,335,802
Liabilities and Stockholder's Equity
Current liabilities
Payable to related party	4	—	1,584,902
Trade accounts payable		85,527	270,519
Other accrued liabilities	7	74,694	340,564
Fair value of acquired time charter	8	1,842,857	1,683,813
Deferred income		58,000	67,234
Short-term portion of long-term debt	9	—	1,100,000
Total current liabilities		2,061,078	5,047,032
Non current liabilities
Long-term debt	9	—	12,900,000
Total liabilities		2,061,078	17,947,032
Stockholder's equity
Common stock 400 shares authorized and outstanding without par value	10	—	—
Additional paid-in capital	11	5,773,692	21,707,600
Retained earnings		271,533	681,170
Total stockholder's equity		6,045,225	22,388,770
Total liabilities and stockholder's equity		8,106,303	40,335,802

The accompanying notes are an integral part of these combined financial statements.

Vafias Group of LPG Carriers
Combined statements of income
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

		December 31, 2004	June 30, 2005
	Notes		(UNAUDITED)
Revenues
Voyage revenues	8	592,455	2,104,374
Expenses
Voyage expenses	12	4,023	101,281
Vessel operating expenses	12	194,826	834,709
Dry-docking costs		—	229,491
Management fees		30,420	116,585
Depreciation		90,372	336,541
Total operating expenses		319,641	1,618,607
Income from operations		272,814	485,767
Other revenues and (expense)
Interest and finance costs		—	(76,070)
Interest income		1	86
Foreign exchange losses		(1,282)	(146)
Total other expenses, net		(1,281)	(76,130)
Net income		271,533	409,637

The accompanying notes are an integral part of these combined financial statements.

Vafias Group of LPG Carriers
Combined statements of cash flows
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

	December 31, 2004	June 30, 2005
		(UNAUDITED)
Cash flows from operating activities
Net income for the period	271,533	409,637
Items included in net income not affecting cash flows:
Depreciation	90,372	336,541
Amortization of fair value of time charter	(307,143)	(859,044)
Changes in operating assets and liabilities:
Increase in receivable from related party	(86,912)	(291,119)
Increase in trade receivables	—	(50,363)
Increase in inventories	(8,555)	(83,920)
Increase in advances and prepayments	—	(5,925)
Increase in payable to related party	—	1,584,902
Increase in trade accounts payable	85,527	184,992
Increase in other accrued liabilities	74,694	265,870
Increase in deferred income	58,000	9,234
Net cash provided by operating activities	177,516	1,500,805
Cash flows from investing activities
Short-term investment in time deposit	—	(168,811)
Increase in cash retention account	—	(620,631)
Acquisition of vessels	(5,951,208)	(30,234,635)
Net cash used in investing activities	(5,951,208)	(31,024,077)
Cash flows from financing activities
Additional paid-in capital	5,773,692	15,933,908
Deferred finance charges	—	(42,000)
Proceeds from long-term debt	—	14,000,000
Net cash provided by financing activities	5,773,692	29,891,908
Net increase in cash and cash equivalents	—	368,636
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	—	368,636

The accompanying notes are an integral part of these combined financial statements.

Vafias Group of LPG Carriers
Combined statement of changes in stockholder's equity
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited)
(Expressed in United States Dollars)

	Common stock
	Comprehensive Income	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, October 12, 2004	—	—	—	—	—	—
Common stock	—	100	—	—	—	—
Additional Paid-in Capital	—	—	—	5,773,692	—	5,773,692
Net income for the period	271,533	—	—	—	271,533	271,533
Comprehensive income	271,533	—	—	—	—	—
Balance, December 31, 2004		100	—	5,773,692	271,533	6,045,225
Common stock	—	300	—	—	—	—
Additional paid in capital	—	—	—	15,933,908	—	15,933,908
Net income for the period (unaudited)	409,637	—	—	—	409,637	409,637
Comprehensive income (unaudited)	409,637	—	—	—	—	—
Balance, June 30, 2005 (unaudited)		400	—	21,707,600	681,170	22,388,770

The accompanying notes are an integral part of these combined financial statements.

Vafias Group of LPG Carriers
Notes to the combined financial statements
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited) (Expressed in United States Dollars)

1.    Basis of Presentation and General Information

The accompanying combined financial statements include the accounts of the ship-owning companies listed below (collectively the "Company"). The Company owns four liquefied petroleum gas carriers providing worldwide marine transportation services under long, medium or short-term charters. The accompanying combined financial statements were prepared based on the intention of StealthGas Inc, a company under common control with the Company, to acquire the vessels listed below.

One of the ship-owning companies is managed by Stealth Maritime Corporation S.A. – Liberia, while the other three ship-owning companies are managed by Brave Maritime Corporation Inc. – Marshall Islands (collectively the "Managers"). The Managers and the ship-owning companies are related parties through common ownership by the Vafias Group. Stealth Maritime Corporation S.A. – Liberia and Brave Maritime Corporation Inc. – Marshall Islands were incorporated in Liberia on March 12, 1999 and October 26, 1981 respectively and registered in Greece on May 17, 1999 and January 31, 1997 respectively under the provisions of Law 89/1967, 378/1968 and Article 25 of Law 27/75 as amended by the Article 4 of Law 2234/94. (See Note 4).

Companies with vessels in operation:

Name of Company	Vessel Name	Date of Acquisition of Vessel	Date of Delivery of Vessel	D.W.T.	Flag
Gaz de Brazil Inc.	Gas Prodigy	Sep 9, 2004	Oct 15, 2004	4,200	Marshall Islands
Empire Spirit Ltd.	Sweet Dream	March 4, 2005	May 31, 2005	3,800	Bahamas
Independent Trader Ltd.	Gas Oracle	March 24, 2005	April 26, 2005	3,594	Marshall Islands
Continent Gas Inc.	Gas Chios	April 27, 2005	May 20, 2005	5,140	Panama

Operations commenced upon delivery of the vessels.

2.    Significant Accounting Policies

Basis of Presentation:    The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Interim Financial Information (Unaudited):    The interim financial statements for the six-month period ended June 30, 2005 have been prepared by the Company, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. The results of operations for the six-month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates:    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income:    The Company follows the provisions of Statement of Financial Accounting Standards No. 130 "Statement of Comprehensive Income" (SFAS 130) which requires separate presentation of certain transactions, which are recorded directly as components of stockholder's equity. The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for the periods presented.

Foreign Currency Translation:    The functional currency of the Company is the U.S. Dollar because the vessel operates in international shipping markets, which utilize the U.S. Dollar as the functional

Vafias Group of LPG Carriers
Notes to the combined financial statements
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited) (Expressed in United States Dollars)

2.    Significant Accounting Policies   (continued)

currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying statements of income.

Cash and Cash Equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted cash:    Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments.

Trade Receivables:    The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2004 and for the six-month period ended June 30, 2005, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts is required at December 31, 2004 and June 30, 2005.

Trade Accounts Payable:    The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers for port services, bunkers, and other goods and services payable by the Company.

Segmented Reporting:    The Company has determined that it operates in one reportable segment, the sea transportation of liquefied gas.

Inventories:    Inventories consist of bunkers (for vessels under voyage charter) and lubricants. The cost is determined by the first-in, first-out method. The Company considers victualling and stores as being consumed and therefore no inventories are shown at the balance sheet date.

Impairment of Long-lived Assets:    The Company adopted SFAS No.144 "Accounting for the Impairment or Disposal of Long-lived Assets" in 2004, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. As the Company's vessels have been recently acquired, management believes that no review for impairment loss is required at December 31, 2004 and June 30, 2005.

Vessels' Depreciation:    The cost of the vessel is depreciated on a straight-line basis over the vessels' remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of the vessel to be 30 years from the date of its construction.

Accounting for Special Survey and Dry-docking Costs:    Special survey and dry-docking costs and all non-capitalizable repair and maintenance expenses are expensed in the year incurred.

Financing Costs:    Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Vafias Group of LPG Carriers
Notes to the combined financial statements
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited) (Expressed in United States Dollars)

2.    Significant Accounting Policies   (continued)

Pension and Retirement Benefit Obligations - Crew:    The ship-owning companies employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.

Accounting for Revenue and Expenses:    Revenue and expenses resulting from each voyage or time charter are accounted for on an accrual basis. Time charter revenues are recognized over the term of the charter as service is provided. Time charter revenues received in advance are recorded as liabilities until charter service is rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Voyage costs comprise commissions, bunkers and port expenses. The impact of this method of recognizing voyage costs on a pro-rata basis is not materially different from a method of recognizing such costs as incurred.

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are accounted for on an accrual basis.

Earnings per Share:    Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding at December 31, 2004 and June 30, 2005.

Income Taxes:    The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do net levy tax on income, but rather a tonnage tax on the vessel. (Note 13)

Derivatives:    The SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company had no derivatives and did not engage in any hedging activities at December 31, 2004 and June 30, 2005.

Vessel Acquisitions:    Vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

Vafias Group of LPG Carriers
Notes to the combined financial statements
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited) (Expressed in United States Dollars)

2.    Significant Accounting Policies   (continued)

Recent Accounting Pronouncements:    On January 17, 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Such Interpretation addresses the consolidation of variable interest entities ("VIEs"), including special purpose entities ("SPEs"), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by the Company subsequent to January 31, 2003 and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003, in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN 46R"), which clarified certain complexities of FIN 46 and generally requires adoption no later than December 31, 2003 for entities that were considered SPEs under previous guidance, and no later than March 31, 2004 for all other entities. The adoption of FIN46R did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB 25. This Statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005.

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.

For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. The Company is currently evaluating the impact of adopting SFAS No. 123R.

3.    Short-term Investments

The amount relates to a time deposit with an interest rate of 3.35% that matures on December 1, 2005. The amount corresponds to the interest expense payable on the long-term loan on December 1, 2005.

4.    Transactions with Related Party

The Managers provides the Company with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services. A fixed daily fee of $390 and $125 is charged to vessels on time charter and bareboat hire, respectively, and are included in Operating Expenses. The Managers charge a brokerage commission of 1.25% on freight, hire and demurrage per vessel. For the period ended December 31, 2004 a total amount of $3,566 ($23,081 for the six-month period ended June 30, 2005 (unaudited)) and is recorded in Voyage Expenses.

Vafias Group of LPG Carriers
Notes to the combined financial statements
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited) (Expressed in United States Dollars)

4.    Transactions with Related Party   (continued)

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels. For the period ended December 31, 2004, an amount of $57,750 ($298,500 for the period ended June 30, 2005 (unaudited)) was charged by the Managers and was capitalized to the cost of the vessel (see Note 6).

The Manager has subcontracted the technical management of the vessels to the unaffiliated ship-management companies V.Ships Limited (Cyprus), Tesma (Singapore) and Hanseatic Shipping Co. Ltd (Cyprus). These companies provide technical management to the Company's vessels for a fixed annual fee per vessel. Such fees for the period ended December 31, 2004, amounted to $21,311 ($74,389 for the six-month period ended June 30, 2005 (unaudited)) and are included in total Management Fees of $30,420 ($116,585 for the six-month period ended June 30, 2005 (unaudited)).

The account balance with the Managers at December 31, 2004 was a receivable of $86,912 (a payable of $1,584,902 at June 30, 2005 (unaudited)) which represents revenues collected less payments made by the Manager on behalf of the ship-owning company.

The Company has a balance receivable from related party of $378,031 at June 30, 2005 (unaudited) due from StealthGas Inc., a company under common control and the amount relates to cash collected from time charter, on behalf of the Company.

5.    Inventories

The amounts shown in the accompanying balance sheets are analyzed as follows:

	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Lubricants	8,555	92,475
Total	8,555	92,475

6.    Vessel

The amounts in the accompanying combined balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, opening	—	—	—
Acquisition	8,101,208	—	8,101,208
Depreciation for the period	—	(90,372)	(90,372)
Balance, December 31, 2004	8,101,208	(90,372)	8,010,836
Acquisition (unaudited)	30,934,635	—	30,934,635
Depreciation for the period (unaudited)	—	(336,541)	(336,541)
Balance, June 30, 2005 (unaudited)	39,035,843	(426,913)	38,608,930

Vafias Group of LPG Carriers
Notes to the combined financial statements
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited) (Expressed in United States Dollars)

6.    Vessel   (continued)

Vessel cost can be analysed as follows:

Vessel	Gas Prodigy	Sweet Dream	Gas Oracle	Gas Chios	Total
Purchase price	5,775,000	14,000,000	4,850,000	11,000,000	35,625,000
Brokerage fee	57,750	140,000	48,500	110,000	356,250
Pre-delivery expenses	118,458	2,903	45,326	46,737	213,424
Interest income earned on 10% deposit	—	(8,831)	—	—	(8,831)
Fair value of acquired time charter (Note 8)	2,150,000	—	700,000	—	2,850,000
Total acquisition cost	8,101,208	14,134,072	5,643,826	11,156,737	39,035,843

7.    Accrued Liabilities

The amounts shown in the accompanying balance sheets are analyzed as follows:

	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Vessel operating and voyage expenses	74,694	284,912
Accrued interest expense	—	55,652
Total	74,694	340,564

8.    Fair value of acquired time charter

This represents the fair value of the time charters acquired at below fair market charter rates on the acquisition of the vessels Gas Prodigy of $2,150,000 and Gas Oracle of $700,000. This amount is amortized on a straight-line basis to the end of the charter term in March, 2006 and May 2006 respectively. The amounts of $307,143 and $859,044 are included in voyage revenue for the periods ended December 31, 2004 and June 30, 2005 (unaudited), respectively.

9.    Long-term Debt (unaudited)

On May 23, 2005, Empire Spirit Ltd. (the owner of Sweet Dream) and Independent Trader Ltd. (the owner of Gas Oracle) entered into a $14,000,000 loan agreement with Den Norske Bank. The total loan amount had been drawn down at June 30, 2005 since both vessels had been delivered. The loan is repayable in 20 equal consecutive semi-annual installments from December 1, 2005 through May 31, 2005 of $550,000 plus a balloon payment of $3,000,000 payable together with the last installment. The loan can be prepaid, without premium or penalty, at any time giving not less than five days prior written notice to the bank.

The term loan charges interest at LIBOR plus a margin and is secured by a first priority mortgage over the vessels involved plus the personal guarantee of the majority shareholder, the assignment of the vessels' insurances, earnings and the vessels' operating and retention accounts.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 125% of the amount outstanding under the term loan.

Accrued bank loan expenses at June 30, 2005 amount to $55,653 and has been calculated using an estimated average interest rate of 4.53% and is included in Interest and Finance Costs, net in the accompanying consolidated statements of income. The actual interest rate at June 30, 2005 (LIBOR plus 1% margin) was 4.71%.

Vafias Group of LPG Carriers
Notes to the combined financial statements
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited) (Expressed in United States Dollars)

9.    Long-term Debt (unaudited)   (continued)

The annual principal payments to be made after June 30, 2005 are as follows:

One year period ended June 30	Amount
2006	1,100,000
2007	1,100,000
2008	1,100,000
2009	1,100,000
2010	1,100,000
Thereafter	8,500,000
14,000,000
Current portion of long term loan	(1,100,000)
Total	12,900,000

10.    Share Capital

The common stock of the Company represents 400 authorized and outstanding shares with no par value. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholder's and to receive all dividends, if any.

11.    Additional Paid-in Capital

The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents payments made by the stockholders for the acquisition of the Company's vessel.

12.    Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying statements of operations are as analyzed as follows:

Voyage Expenses	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Port expenses	—	18,498
Bunkers	457	59,702
Commissions charged by related party	3,566	23,081
Total	4,023	101,281

Vessel Operating Expenses	Period ended December 31, 2004	Six-month period ended June 30, 2005 (Unaudited)
Crew wages and related costs	100,578	433,384
Insurance	14,717	55,455
Repairs and maintenance	9,483	115,353
Spares and consumable stores	57,186	106,106
Miscellaneous expenses	12,862	124,411
Total	194,826	834,709

13.    Income Taxes

Under the laws of the countries of the ship-owning companies' incorporation and/or vessels' registration, the Company is not subject to tax on international shipping income, however, they are

Vafias Group of LPG Carriers
Notes to the combined financial statements
For the period from September 9, 2004 to December 31, 2004 and six-month period ended June 30, 2005 (unaudited) (Expressed in United States Dollars)

13.    Income Taxes   (continued)

subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying statement of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. The Company satisfies these initial criteria. In addition, the Company must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. The Company also currently satisfies the more than 50% beneficial ownership requirement.

In addition, upon completion of the public offering of the Company's shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship-operating company is beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

14.    Financial Instruments

The principal financial assets of the Company consist of accounts receivable due from charterer and related party. The principal financial liabilities of the Company consist of accounts payable due to suppliers and related party. The recorded value of all of the Company's financial assets and liabilities approximate their fair value due to their short-term nature.

15.    Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any current legal proceedings or claims.

Through and including                     , 2005, which is the 25th day after the date of this prospectus, all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments.

StealthGas Inc.

7,700,000 Shares

Common Stock

Cantor Fitzgerald & Co.

Morgan Keegan & Company, Inc.

Johnson Rice & Company L.L.C.

Hibernia Southcoast Capital

HARRISdirect

                    , 2005

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

The Bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

(1)	all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant; and

(2)	all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under any Marshall Islands statute from time to time in force concerning companies in which relief from liability is granted to him by the court.

Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

Indemnification of directors and officers.

(1)	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)	Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)	When director or officer successful. To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)	Insurance. A corporation shall have power to purchase and maintain insurance or behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.    Recent Sales of Unregistered Securities.

Not applicable.

Item 8.    Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Articles of Incorporation of the Company*
3.2	Form of Amended and Restated Bylaws of the Company*
4.1	Form of Stock Certificate*
5.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel to the Company, as to the validity of the Common Stock*
8.1	Form of tax opinion of Watson, Farley & Williams (New York) LLP*
8.2	Form of tax opinion of Morgan, Lewis & Bockius LLP*
10.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A.*
10.2	Form of Right of First Refusal Agreement among the Company, Harry Vafias and Stealth Maritime S.A.*

Exhibit Number	Description
10.3	Form of Equity Compensation Plan*
10.4	Form of Memorandum of Agreement for the following Identified Vessels: the Gas Eternity, the Gas Crystal and the Gas Legacy
10.5	Memorandum of Agreement for the Marathon*
10.6	Form of Stock Purchase Agreement with respect to acquisition of the owners of the Gas Prodigy, the Gas Oracle, the Sweet Dream, the Gas Chios and the Gas Cathar
10.7	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations*
21	Subsidiaries of the Company*
23.1	Consent of Watson, Farley & Williams (New York) LLP (filed as part of Exhibit 5.1)
23.2	Consent of Morgan, Lewis & Bockius LLP (filed as part of Exhibit 8.2)*
23.3	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
23.4	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
23.5	Consent of Fearnley Consultants A/S*
24	Powers of Attorney (included on signature page hereto)*

*	Previously filed.

Item 9.    Undertakings.

The undersigned registrant hereby undertakes:

(1)	To provide to the underwriters at the closing specified in the underwriting agreement shares certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	That for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(3)	That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)	That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-l and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece on October 5, 2005.

STEALTHGAS INC.
By:	/s/ Harry N. Vafias
Name: Harry N. Vafias
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on October 5, 2005 in the capacities indicated.

Signature	Title

/s/ Harry N. Vafias	Director, President and Chief Executive Officer (Principal Executive Officer)

Harry N. Vafias

*	Chief Financial Officer (Principal Accounting Officer)

Andrew J. Simmons

*	Chairman of the Board of Directors

Michael G. Jolliffe

*	Director

Thanassis J. Martinos

*	Director

Miranda Xafa

* By: /s/ Harry N. Vafias
Harry N. Vafias Attorney-in-Fact

Authorized Representative

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States has signed this Registration Statement in the City of Newark, State of Delaware, on October 5, 2005.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Authorized Representative in the United States

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Articles of Incorporation of the Company*
3.2	Form of Amended and Restated Bylaws of the Company*
4.1	Form of Stock Certificate*
5.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel to the Company, as to the validity of the Common Stock*
8.1	Form of tax opinion of Watson, Farley & Williams (New York) LLP*
8.2	Form of tax opinion of Morgan, Lewis & Bockius LLP*
10.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A.*
10.2	Form of Right of First Refusal Agreement among the Company, Harry Vafias and Stealth Maritime S.A.*
10.3	Form of Equity Compensation Plan*
10.4	Form of Memorandum of Agreement for the following Identified Vessels: the Gas Eternity, the Gas Crystal and the Gas Legacy
10.5	Memorandum of Agreement for the Marathon*
10.6	Form of Stock Purchase Agreement with respect to acquisition of the owners of the Gas Prodigy, the Gas Oracle, the Sweet Dream the Gas Chios and the Gas Cathar
10.7	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations*
21	Subsidiaries of the Company*
23.1	Consent of Watson, Farley & Williams (New York) LLP (filed as part of Exhibit 5.1)
23.2	Consent of Morgan, Lewis & Bockius LLP (filed as part of Exhibit 8.2)*
23.3	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
23.4	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
23.5	Consent of Fearnley Consultants A/S*
24	Powers of Attorney (included on signature page hereto)*

*	Previously filed.